Exhibit 99.8

Budget and Fiscal Plan
2005/06 – 2007/08

February 15, 2005

www.gov.bc.ca

National Library of Canada Cataloguing in Publication Data

British Columbia.

Budget and fiscal plan. — 2002/03/2004/05/2005/06/2007/08-

Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and

Corporate Relations. Budget ... reports. ISSN 1207-5841

ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals. 2. British

Columbia — Appropriations and expenditures — Periodicals.

I. British Columbia. Ministry of Finance. II. Title.

HJ12.B742	352.48’09711’05	C2003-960048-3

TABLE OF CONTENTS

Budget and Fiscal Plan 2005/06 – 2007/08	February 15, 2005

Attestation by the Secretary to Treasury Board

Summary

Part One: Three-Year Fiscal Plan
Introduction
Consolidated Revenue Fund Spending
Taxpayer-supported Crown Corporation and Agency Expenses
SUCH Sector Expenses
Regional Authority Expenses
Revenue
Commercial Crown Corporation and Agency Net Impact
Full-Time Equivalents (FTEs)
Capital Spending
Provincial Debt
Risks to the Fiscal Plan
Tables:
1.1	Three Year Fiscal Plan – Operating Statement
1.2	Three-Year Fiscal Plan Update – Changes from Budget 2004
1.3	Three-Year Fiscal Plan Update – Allocation of Available Revenues
1.4	Revenue by Source
1.5	Expense by Ministry, Program and Agency
1.6	Planned 2004/05 Supplementary Estimates
1.7	Continued Commitment to Health Care Increases
1.8	Enhancing Services to Children
1.9	Enhancing Services to Communities
1.10	Commitment to Safety
1.11	Economic Development Initiatives
1.12	2010 Olympics Funding
1.13	VCCEP Funding
1.14	Environment
1.15	Three-Year Revenue Forecast Update – Changes from Budget 2004
1.16	Full-Time Equivalents (FTEs) – Changes from Budget 2004
1.17	Capital Spending
1.18	Capital Expenditure Projects Greater Than $50 million
1.19	Provincial Debt Summary
1.20	Provincial Financing
1.21	Fiscal Sensitivities
Topic Boxes:
Provincial Debt
Transportation Investment Plan
Outlook for Oil and Gas Prices in British Columbia
Health Care
Child Care
Children and Youth with Special Needs
Homelessness
Transparency and Openness in Government Budgeting and Reporting
British Columbia’s Strong and Vibrant Economy

Part Two: Revenue Measures
Revenue Measures – Supplementary Information
Administrative Measures – Supplementary Information
Tables:
2.1	Summary of Revenue Measures
2.2	Interprovincial Comparisons of Provincial Personal Income Taxes Payable – 2005
2.3	BC Tax Reduction – 2005 Tax Year
2.4	Medical Service Plan Premium Assistance Changes
2.5	Examples of Medical Service Plan Premium Changes
2.6	Summary of Administrative Measures

Budget and Fiscal Plan – 2005/06 to 2007/08

Part Three: British Columbia Economic Review and Outlook
Overview
Recent Developments
The Outlook for the External Environment
Financial Markets
The British Columbia Outlook
Risks to the Economic Outlook
Tables:
	3.1	British Columbia Economic Indicators
	3.2	Ministry of Finance Economic Forecast: Key Assumptions
	3.3	Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts
	3.4	Private Sector Exchange Rate Forecasts
	3.5	British Columbia Economic Outlook
	3.6	Ministry of Finance Economic Forecast: Key Economic Indicators
	3.7	British Columbia Economic Review
	3.8.1	Gross Domestic Product: British Columbia and Canada
	3.8.2	Components of British Columbia Real GDP at Market Prices
	3.8.3	Components of Nominal Income and Expenditure
	3.8.4	Labour Market Indicators
	3.8.5	Major Economic Assumptions
Topic Box:
The Economic Forecast Council, 2005
Part Four: 2004/05 Updated Financial Forecast (Third Quarterly Report)
Introduction
2004/05 Fiscal Year in Review
Changes Since the Second Quarterly Report
Revenue
Expense
Capital Spending and Provincial Debt
Tables:
	4.1	2004/05 Budget and Quarterly Updates – Operating Statement
	4.2	Operating Statement Update Since the Second Quarterly Report
	4.3	2004/05 Priority Spending
	4.4	2004/05 Pressures Being Managed
	4.5	2004/05 Pressures Allocated to the Contingencies Vote
	4.6	2004/05 Budget and Quarterly Updates – Capital Spending and Provincial Debt
	4.7	Capital Spending and Debt Update Since the Second Quarterly Report
	4.8	2004/05 Operating Statement
	4.9	Operating Statement – Changes from Budget 2004
	4.10	2004/05 Revenue by Source
	4.11	2004/05 Expense by Ministry, Program and Agency
	4.12	2004/05 Expense by Function
	4.13	2004/05 Capital Spending
	4.14	2004/05 Capital Expenditure Projects Greater Than $50 million
	4.15	2004/05 Provincial Debt
	4.16	2004/05 Statement of Financial Position
Appendices
A1	Tax Expenditures
A2	Interprovincial Comparisons of Tax Rates – 2005
A3	Comparison of Provincial and Federal Taxes by Province – 2005
A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable – 2005
A5	Summary of Revenue Measures from July 30, 2001 to February 15, 2005
A6	Operating Statement – 2001/02 to 2007/08
A7	Revenue by Source – 2001/02 to 2007/08
A8	Expense by Function – 2001/02 to 2007/08
A9	Taxpayer-supported Entity Operating Statements – 2001/02 to 2007/08
A10	Material Assumptions – Revenue
A11	Material Assumptions – Expense
A12	Full-Time Equivalents (FTEs) – 2001/02 to 2007/08
A13	Capital Spending – 2001/02 to 2007/08
A14	Statement of Financial Position – 2001/02 to 2007/08
A15	Debt Summary – 2001/02 to 2007/08
A16	Key Debt Indicators – 2001/02 to 2007/08

February 15, 2005

As required by Section 7(d) of the Budget Transparency and Accountability Act (BTAA), I am confirming that the Budget and Fiscal Plan contains the following elements:

•                  Economic and fiscal forecasts for 2005/06, which are detailed in Part 1 and Part 3.

•                  Material economic, demographic, taxation, accounting policy and other assumptions underlying the 2005/06 economic, revenue, expenditure, surplus and debt forecasts. These and other major areas of risk to the plan known at this time are disclosed in the risks section in Part 1 and in the material assumption tables in the appendices. Also, key assumptions regarding ongoing or anticipated negotiations are disclosed, including:

•                  For budget planning purposes the U.S. lumber dispute is assumed to be unresolved;

•                  BC’s share of the additional $5 billion in federal Child Care funds announced by the federal government in 2004 is not included in the revenue forecast because the annual federal amounts have not been confirmed. Current planning assumptions would see any new funds committed to child care funding with no anticipated bottom line effect; and,

•                  No equalization revenues have been assumed beyond 2005/06. The federal government has indicated they will determine a new mechanism for allocating equalization funding among provinces by March 2006, based on the advice of an independent panel.

•                  Current advice of the Minister’s Economic Forecast Council on economic growth, including the range of forecasts for 2005 and 2006. This is found at the end of Part 3.

Although not required by the BTAA, the most material assumptions for the subsequent two years of the fiscal plan are also disclosed. The current public sector compensation mandate of 0-0-0 until March 31, 2006 remains unchanged. As the next mandate is still under development, the fiscal plan does not include funding for compensation increases associated with this mandate for 2006/07 and 2007/08.

The three-year ministry spending plans included in this budget have been developed following reviews by Treasury Board and Government Caucus Committees. Crown corporation forecasts have been approved by the respective Boards of Directors. In addition, the Budget and Fiscal Plan is accompanied by service plans for ministries and Crown corporations, detailing the expected outcomes given the financial resources provided.

School districts, universities, colleges and health authorities/societies (the SUCH sector) forecasts have been provided by the management of the various organizations, with broad policy assumptions and assistance provided by the Ministries of Health Services, Advanced Education and Education. Since universities and colleges submitted their forecasts ahead of the formal board approval process and ahead of recent tuition fee policy announcements, final approved financial plans may differ from the management forecasts included in the Budget and Fiscal Plan.

The Budget and Fiscal Plan conforms in all material respects to the standards set by the accounting profession for senior governments in Canada, referred to as generally accepted accounting principles or “GAAP”.  As required under section 7(e) of the BTAA, the forecast allowance, which is an adjustment to the most likely forecast of the 2005/06 surplus, is also disclosed.

I would like to thank staff in all government ministries, Crown corporations and the SUCH sector for their work in developing the plans and preparing these multi-year economic and financial forecasts. I would like to especially acknowledge the hard work and dedication of my colleagues in the Ministry of Finance for the significant achievement of preparing a second balanced budget plan.

/s/ Tamara Vrooman
TAMARA VROOMAN
Deputy Minister and
Secretary to Treasury Board

Ministry of	Office of the	Mailing Address:	Location Address:
Finance	Deputy Minister	PO Box 9417 Stn Prov Govt	Room 109
		Victoria BC V8W 9V1	617 Government Street
		www.gov.bc.ca/fin	Victoria BC

Summary: BUDGET AND FISCAL PLAN – 2005/06 TO 2007/08

Fiscal Plan Summary – 2005/06 to 2007/08

	2004/05		Budget
($ millions)	Budget	Updated Forecast	Estimate 2005/06	Plan 2006/07	Plan 2007/08
Revenue	30,640	32,726	33,076	33,497	34,244
Expense	(30,440)	(30,986)	(32,456)	(32,847)	(33,494)
Surplus before forecast allowance	200	1,740	620	650	750
Forecast allowance	(100)	(300)	(400)	(450)	(550)
Surplus	100	1,440	220	200	200

Capital spending:
Taxpayer-supported capital spending	1,943	2,231	2,795	2,508	2,072
Total capital spending	2,934	3,187	3,857	3,755	3,342
Provincial Debt:
Government direct operating debt	16,558	14,175	13,990	13,633	12,744
Taxpayer-supported debt	32,115	28,613	29,588	30,479	30,573
Total debt	39,395	36,063	37,332	38,748	39,599

Government direct operating debt-to-GDP ratio	11.3%	9.1%	8.6%	8.0%	7.2%
Taxpayer-supported debt-to-GDP ratio	21.8%	18.5%	18.2%	18.0%	17.3%
Total debt-to GDP ratio	26.8%	23.3%	23.0%	22.9%	22.4%

Building on the Financial Record

Budget 2005 continues government’s legislated commitment to balanced budgets. Following an estimated surplus of $1.44 billion in 2004/05, the updated fiscal plan includes a surplus of $220 million for 2005/06, and surpluses of $200 million for each of the 2006/07 and 2007/08 fiscal years.

The updated fiscal plan realizes the benefits of the fiscal and economic strategy set out in February 2002, that was based on two main elements:

•      Building a strong, vibrant and competitive economy; and

•      Balancing the budget beginning in 2004/05 while protecting funding for health care and education.

Government has successfully met its budget targets for each of the last three years, and the economy is now gathering momentum. In November 2004, Standard and Poor’s upgraded its BC credit rating to AA from AA-. In making this decision, the rating agency noted BC’s record for consistently meeting annual budgetary targets, solid economic performance, enhanced transparency of budgetary reporting, and relatively low taxpayer-supported debt burden.

Debt forecast improves

Total provincial debt at the end of 2004/05 is forecast at $36.1 billion, a $1.7 billion reduction from 2003/04. This is the largest annual debt reduction in BC history.

To meet the transportation, health and education infrastructure needs of a growing economy, significant capital investments are planned over the coming years.  These investments will result in additional debt.

Sustainable surpluses following 2004/2005 revenue gains

$1.7 billion debt reduction largest in BC history

Government has committed in its strategic plan to ensure that taxpayer-supported debt as a percentage of GDP declines after the budget is balanced in 2004/05, keeping debt affordable for the future generations of British Columbians. Consistent with this commitment, taxpayer-supported debt as a percentage of GDP is forecast to decline in each of the next three years.

Debt burden declines

Lower Operating Debt Reduces Interest Costs

Annual reductions in government direct operating debt contribute to $125 million lower interest costs in 2005/06, providing additional fiscal flexibility.

The $125 million savings in 2005/06 interest cost helps pay for:

•                  rate increases for persons with disabilities ($56 million);

•                  policing strategy and related court and correction costs ($44 million);

•                  new safety programs for women and girls ($13 million); and

•                  social housing to support independent living ($12 million).

Lower operating debt yields interest cost savings

Revenue increases provide new choices

Compared to Budget 2004 and before any tax measures, revenues are forecast to increase by $2.2 billion in 2004/05 and 2005/06, reflecting stronger overall economic activity, higher energy prices, and increased federal contributions. In 2006/07, this increase falls to $1.8 billion reflecting the end of interim federal equalization allocations combined with declines in other revenue sources such as property transfer taxes, Crown corporation net incomes and forestry revenues. This higher level of government revenues now provides the basis for expanded service levels, lower taxes and lower direct operating debt, while maintaining a balanced budget.

Revenue gains since Budget 2004

The available revenues have been allocated amongst:

•                  new spending commitments for health care, education, and priority initiatives for children, communities, safety, economic development, culture and the environment;

•                  tax reductions for those British Columbians at lower income levels, and to ensure key business sectors remain competitive; and

•                  the surplus and forecast allowance, which if unspent, reduce direct operating debt.

Allocation of available revenues*

* Available revenue includes the $275 million surplus from the Budget 2004 fiscal plan.

Health Care Funding

Ministry of Health Services

Budget 2005 maintains BC’s commitment to health care, as health funding will increase by over $1.5 billion by 2007/08 – the largest ministry increase. BC continues its promise to reinvest every dollar of federal health funding back into health care services focused on improving access to care and reducing wait times. The new funding will provide for enhanced public health initiatives to promote healthy lifestyles, immunization programs, early screening for children with key health problems, and improved wait times for critical services such as cancer, cardiac, joint replacements and sight restoration.

Communities

Budget 2005 also commits additional funding to strengthen BC communities, by focusing on people in need. Additional funding is included in this budget for contributions to persons with disabilities, for initiatives aimed at winter homelessness and for social housing. As well, the New Era commitment to share traffic fines with municipalities is now fulfilled, enabling local governments to fund improved policing or other services at the community level.

Communities

($ millions)	2004/05	2005/06	2006/07	2007/08
Traffic fine revenue sharing	32	29	17	17
Skilled immigrant accreditation	—	5	5	5
Public library funding	—	3	4	5
Arts funding	25	3	3	3
Persons with disabilities	18	56	58	62
Adult community living services	—	22	28	41
Homelesssness	8	15	8	17
Social housing – independent living	—	12	10	14
Family law funding	—	5	5	5

Safety

Budget 2005 provides new funding to help address crime and violence, increasing the provincial police force by an additional 215 RCMP officers. The corresponding additional resources in the courts and the correctional system are also provided.

Safety

($ millions)	2004/05	2005/06	2006/07	2007/08
Personal safety for women and girls	—	13	12	12
Policing strategy	—	35	42	45
Related courts and corrections costs	—	9	14	16

Enhancing Services for Children

Budget 2005 provides $241 million in additional funding to support greater access to child care, to help protect vulnerable children and youth, and to provide additional services for special needs children.  Anticipated federal funding for child care has not been included in Budget 2005; the new funds will be committed to the child care budget once details of the transfer arrangements are known and the accounting treatment is confirmed.

Children

($ millions)	2004/05	2005/06	2006/07	2007/08
Increased access to childcare	—	4	1	—
Children and Youth with special needs
• Assessments	—	3	5	6
• Reduced waitlists	—	11	14	17
• Services for school aged children	—	26	26	26
Early childhood screening	3	21	25	27
Children in care and Family Development	—	8	9	9

Post-Secondary Education and Skills Development

The government continues to develop a top-notch education system for students of all ages. Additional funds were provided in Budget 2004, and are increased in Budget 2005, to expand access to post-secondary education. By the end of 2007/08 there will be 16,205 new seats, and 25,000 new spaces will have been added at BC’s universities and colleges by 2010. Budget 2005 also provides over

Post-Secondary Education Budget Change

Change from Budget 2004 base

$450 million over the next three years in funding for a comprehensive student financial assistance system including loan-reduction and loan-forgiveness programs.

K-12 Education

K-12 Education Budget

Change from Budge 2004 base

Budget 2005 accelerates the Budget 2004 increase in K–12 funding to 2005/06, continuing the trend of increased per pupil funding to school districts. This increased funding will ensure that every student has access to school libraries and quality learning resources, music and art programs and improved services to support every special needs student. Funding is also provided to seismically upgrade all at-risk schools within 15 years.

Promoting Economic Growth

Budget 2005 provides funding for BC’s natural resource industries; promoting economic growth in areas such as tourism; participating in local infrastructure funding with other governments; and accelerating where practical provincial commitments to the 2010 Olympic and Paralympic Winter Games.

Economic Development Initiatives

($ millions)	2004/05	2005/06	2006/07	2007/08
Agriculture and aquaculture	41	4	2	2
Forestry initiatives	123	61	19	63
Mining plan, geoscience, oil and gas	45	45	11	9
Municipal and regional infrastructure	92	75	27	13
Tourism marketing	14	24	22	21

Protecting the Environment

Additional funding has been provided in Budget 2005 to support land use planning, contaminated site investigation and remediation, the drinking water action plan, and other conservation activities.

Environment

($ millions)	2004/05	2005/06	2006/07	2007/08
BC Conservation Corps, park services	—	5	5	6
Contaminated sites remediation	25	21	22	23
Drinking water action plan	—	2	3	3
Environmental assessment capacity	—	1	2	2
Land-use planning	2	12	8	8

Public Sector Compensation

The current public sector compensation mandate of 0-0-0 until March 31, 2006 remains unchanged. Seventy per cent of all public sector employees have agreements in place under this mandate. As the next mandate is still under development, no compensation increase has been included in the fiscal plan. As government has publicly acknowledged the need for compensation increases in the next wage mandate, future wage settlements are likely to create a pressure against the surplus and forecast allowance in 2006/07 and 2007/08.

Capital

Budget 2005 includes a capital plan for ministries and taxpayer supported agencies that is substantially higher than last year’s plan, including an additional $1 billion in 2005/06 and $881 million in 2006/07. This reflects increased capital spending to address government priorities in the K–12, post-secondary and health sectors along with transportation projects. The expanded level of capital spending is financed in part by new borrowing.

Expanded capital plan the main driver of new debt

Robust economic performance to continue

The BC economy performed impressively in 2004, with robust domestic demand evident in strong growth rates for employment, consumer spending, home construction and non-residential investment. The export sector also gathered momentum early in the year, fueled by demand for forest products and other industrial goods such as copper, aluminum and molybdenum.

This broadly based economic activity is expected to yield real economic growth of 3.3 per cent in 2004. The Ministry of Finance forecasts economic growth of 3.1 per cent for 2005 and 3.0 per cent in 2006, slightly below the independent Economic Forecast Council’s average.

BC economic growth forecast at 3.0 per cent or higher

2004/05 forecast

The updated fiscal plan reflects government’s decision to allocate $452 million from the 2004/05 surplus to one-time or accelerated spending initiatives, matching the one-time nature of some of the 2004/05 revenues. Supplementary Estimates will be introduced in the Legislature to authorize this additional spending.

Ensuring a fair and competitive tax system

Since 2001, the government has cut taxes by a total of $1.4 billion to improve competitiveness and make the tax system more fair. The cuts include:

•                  A 25 per cent average reduction in provincial personal income taxes and a 28 per cent reduction for taxpayers earning less than $30,000;

•                  An 18 per cent cut in the general corporate income tax rate;

•                  Exempting production machinery and equipment from the provincial sales tax;

•                  Eliminating the corporation capital tax for general corporations; and

•                  Introducing a range of more targeted cuts to improve the competitiveness of sectors such as mining exploration and provincial ports.

In October 2004, the provincial sales tax rate was reduced to 7 per cent, reversing a half point increase introduced in 2002 to fund compensation increases for health care professionals.

Budget 2005 builds on this foundation by introducing new cuts to:

•                  reduce taxes for those with low and moderate incomes;

•                  help meet environmental goals;

•                  further enhance competitiveness.

The new $120 million BC Tax Reduction will ensure that low and moderate income British Columbians have the lowest income taxes in Canada. The new tax credit will eliminate provincial personal income taxes for British Columbians earning less than $15,500 and will reduce taxes for those earning under $26,000. The BC Reduction will benefit 730,000 British Columbians of which 330,000 will have their provincial income taxes eliminated. In addition, the MSP premium assistance program will be enhanced effective August 1, 2005 to reduce or eliminate premiums for about 215,000 people, many of whom are seniors.

In recognition of the impact of rising home values, and as previously announced, the threshold at which the home owner grant starts to be phased out is increased by $100,000 to $685,000 and the grant for homes valued above that will be phased out more slowly. In addition, the thresholds for the First Time Homebuyers program under the property transfer tax will be raised by 18 per cent across the province.

The government will promote greenhouse gas reductions and energy conservation by enhancing the incentives available for hybrid vehicles and introducing a new provincial sales tax exemption for highly efficient residential heating equipment effective February 16, 2005. Both of these measures will be time-limited.

A partial property tax exemption is introduced for environmentally friendly energy projects such as run of the river hydro projects. This will make it easier for BC Hydro to achieve its goal of 50 per cent of incremental power requirements from clean energy sources.

The threshold income level that will qualify for the provincial small business corporate income tax rate is increased to $400,000 from $300,000 effective January 1, 2005.

The Mineral Exploration Tax Credit will be extended for ten years to 2016. The extension will build on the renewed interest in BC’s mining industry and the resurgence in mineral exploration.

To meet competitive pressures at home and abroad, and as an interim measure, the province’s film tax credits are increased until March 31, 2006. The basic Film Incentive BC credit available for domestic productions is increased to 30 per cent from 20 per cent and the productions services tax credit for foreign productions is increased to 18 per cent from 11 per cent, effective January 1, 2005.

Combined with the October sales tax cut, these measures will reduce revenues by $484 million in 2005/06, $496 million in 2006/07 and $501 million in 2007/08.

Prudent Fiscal Management

A $300 million forecast allowance is included in 2004/05 to protect the bottom line against unanticipated revenue shortfalls or spending pressures, which may arise before the end of the fiscal year. Budget 2005 includes forecast allowances of $400 million in 2005/06, $450 million in 2006/07, and $550 million in 2007/08 to protect the fiscal plan from revenue risks such as sudden changes in energy prices or forest fires or spending pressures such as future public sector wage settlements.

Over and above the expected surpluses and forecast allowances, a $270 million contingency vote is included in 2005/06 and 2006/07 for unexpected spending requirements by government ministries. The contingency vote is increased by $40 million to $310 million in 2007/08 to include a portion of the 2010 Olympics contingency budget, as part of the government’s $600 million commitment to the 2010 Games.

Balanced, Transparent and Accountable

Balanced budgets are required under the British Columbia’s balanced budget legislation. The three-year fiscal plan is also required to conform to the standards set by the accounting profession for senior governments in Canada referred to as generally accepted accounting principles or “GAAP”. Continuing the practice established in Budget 2004, financial forecasts for schools, universities, colleges and health authorities (the SUCH sector) are incorporated into government’s revenue, spending and balance sheet projections.

To complete government’s accountability framework, the three-year fiscal plan is complemented by government’s strategic plan, and service plans that detail the goals, objectives and performance targets of ministries and Crown corporations. Government ministers are subject to ministerial salary deductions for not achieving financial targets and ministers of state are subject to salary deductions if performance targets are not achieved.

Part 1: THREE-YEAR FISCAL PLAN

Table 1.1       Three Year Fiscal Plan – Operating Statement

($ millions)	2004/05		Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
	Budget Estimate	Updated Forecast
Taxpayer-supported programs and agencies:
Revenue(1)	28,568	30,273	30,746	31,245	32,114
Expense(1)	(30,440)	(30,986)	(32,456)	(32,847)	(33,494)
Taxpayer-supported balance	(1,872)	(713)	(1,710)	(1,602)	(1,380)
Commercial Crown corporation net income	2,072	2,453	2,330	2,252	2,130
Surplus before forecast allowance	200	1,740	620	650	750
Forecast allowance	(100)	(300)	(400)	(450)	(550)
Surplus	100	1,440	220	200	200

(1)     The 2004/05 budget includes an additional $148 million federal Health Accord and Immunization Trust funding authorized in the May 20, 2004 Supply Act.

Introduction

Budget 2005 delivers on government’s legislated commitment to balance provincial budgets beginning in 2004/05, tabling a second balanced budget. Following an estimated surplus of $1.44 billion in 2004/05 driven by strong economic performance, high commodity prices, increased federal transfer payments and improved net incomes of commercial Crown corporations, the updated fiscal plan forecasts a surplus of $220 million for 2005/06, and surpluses of $200 million for each of the 2006/07 and 2007/08 fiscal years.

The updated fiscal plan realizes the benefits of the fiscal and economic strategy set out in February 2002, that was based on two main elements:

•      building a strong, vibrant and competitive economy; and

•      balancing the budget beginning in 2004/05 while protecting funding for health care and education.

Chart 1.1 Sustainable surpluses following 2004/05 revenue gains

Government has successfully met its budget targets for each of the last three years. The economy is now gathering momentum (government’s economic development initiatives to ensure the British Columbia economy remains competitive are summarized in the British Columbia’s Strong and Vibrant Economy topic box on page 72). In November 2004, Standard and Poor’s upgraded its BC credit rating to AA from AA-. In making this decision, the rating agency noted BC’s record for consistently meeting annual budgetary targets, solid economic performance, enhanced transparency of budgetary reporting, and relatively low tax-supported debt burden.

Total provincial debt at the end of 2004/05 is forecast to total $36.1 billion, a $1.7 billion reduction from 2003/04. This is the largest annual debt reduction BC history. Government direct operating debt – the debt resulting fro cumulative deficits and surpluses of the Consolidated Revenue Fund – falls $1.5 billion from 2003/04.

Chart 1.2 Direct operating debt declines

To meet the transportation, health and education infrastructure needs of rowing economy, significant capital investments are planned over the coming years. These investments will result in additional debt.

However, consistent with government’s strategic plan commitment, the taxpayer-supported debt to GDP ratio continues to fall, keeping debt affordable for future generations of British Columbians. Additional information on the debt outlook is found starting on page 47 and in the topic box on page 55.

The government revenue forecast is based on income growth, demand, commodity prices, the exchange rate and other related assumptions included in the economic forecast. Revenue also includes forecasts submitted by Crown corporations and organizations in the SUCH sector.

By comparison to the Budget 2004 plan, revenues (before revenue measures)  are forecast to have increased by $2.2 billion in 2004/05 and 2005/06, reflecting stronger overall economic activity, higher energy prices, and

Table 1.2 Three-Year Fiscal Plan Update – Changes from Budget 2004

($ millions)	2004/05	2005/06	2006/07
Budget 2004 Fiscal Plan	100	275	300
Revenue changes:
Taxation	706	529	321
Natural resources	428	639	802
Other taxpayer-supported revenue	41	259	182
Federal transfers	680	679	385
Commercial Crown corporation operating results	381	95	64
Total revenue changes before revenue measures	2,236	2,201	1,754
Less: revenue measures	(150)	(484)	(496)
Total revenue changes after tax measures	2,086	1,717	1,258
Less expense increases (decreases):
CRF increases:
Ministry of Health Services	—	475	536
Ministries of Education and Advanced Education	—	107	17
Ministries of Human Resources and Children and Family Development	—	96	97
Ministry of Community, Aboriginal and Women’s Services	—	88	51
Ministry of Small Business and Economic Development	—	281	55
Ministries of Attorney General and Public Safety and Solicitor General	11	60	79
Ministry of Sustainable Resource Management	(74)	126	95
Other spending changes	109	125	83
Distribution of BC Rail Investment Partnership (of which $200 million is transferred to the BC Transportation Financing Authority)	391	—	—
Transfer to BC Transportation Financing Authority for debt reduction	550	—	—
One-time spending initiatives	452	—	—
Subtotal	1,439	1,358	1,013
Reduction in MOPD debt servicing costs	(109)	(125)	(138)
Net increase in CRF spending	1,330	1,233	875
Taxpayer-supported Crown corporation net spending changes	(59)	(28)	(168)
Transfer to BC Transportation Financing Authority	(750)	—	—
SUCH sector - net spending increase	25	167	201
Total expense increases	546	1,372	908
Forecast allowance increases	(200)	(400)	(450)
Total changes	1,340	(55)	(100)
Budget 2005 Updated Fiscal Plan	1,440	220	200

increased federal contributions. In 2006/07, this increase falls to $1.8 billion reflecting the end of interim federal equalization allocations, combined with declines in other revenue sources such as property transfer taxes, Crown corporation net incomes, and forestry revenues. After deducting the impact of revenue measures – the change in revenues becomes $2.1 billion in 2004/05, $1.7 billion in 2005/06 and $1.3 billion in 2006/07 (as shown in Table 1.2).

The revenue forecast is described starting on page 34. The revenue forecast also includes the effect of revenue measures totaling $484 million in 2005/06 and $496 million in 2006/07. These revenue policy changes are detailed in part 2: Revenue Measures.

Chart 1.3 Revenue and spending trends

The higher levels of government revenues have provided the basis for expanded service levels, lower taxes and lower direct government operating debt, while maintaining a balanced budget plan for 2005/06 to 2007/08. The available revenues have been allocated amongst:

•                  new spending commitments for health care, education, and priority initiatives for children, communities, safety, economic development, culture the environment;

•                  tax reductions benefiting all British Columbians including those at lower income levels, and ensuring businesses remain competitive; and

•                  the surplus and forecast allowance, which if unspent, will help to reduce direct operating debt.

Table 1.3 Three-Year Fiscal Plan Update – Allocation of Available Revenues

($ millions)	2004/05	2005/06	2006/07
Available Revenues(1)	2,436	2,476	2,054
Allocations:
Expense increases	546	1,372	908
Revenue measures	150	484	496
Surplus and Forecast Allowance (available for operating debt reduction and other pressures)	1,740	620	650
Total allocations	2,436	2,476	2,054

(1)     Available revenues include the Budget 2004 surplus plus subsequent revenue increases before deduction of any revenue measures.

Table 1.3 summarizes the allocation of available revenues to increased services, to revenue measures, and to the surplus and forecast allowance, which go towards debt reduction.

Budget 2005 includes a capital plan for ministries and taxpayer-supported agencies that is substantially higher than last year’s plan, and funds a additional $1 billion in 2005/06 and $881 million in 2006/07. This reflect increased capital spending to address government priorities in the K–12, post-secondary and health sectors along with transportation projects. More information on the capital spending forecast is found on page 42.

The fiscal plan is based on the Ministry of Finance’s economic forecast that projects economic growth of 3.1 per cent for 2005 and 3.0 per cent in 2006 and 2007, slightly less than the independent Economic Forecast Council average.  Full details of the economic forecast are found in Part 3: British Columbia economic Review and Outlook.

The spending plan reflects the allocation of available financial resources to meet government priorities, subsequent to the annual review of ministry pending plans. Overall spending is forecast to increase by 4.7 percent between 2004/05 and 2005/06, as funding is increased in most ministry budgets. Further information on the spending forecast, including the CR pending plan, follows this introduction.

The very large and unpredicted revenue increase in 2004/05 provides near-record surplus for that year, one that is not expected to extend into the future since revenue growth rates slow sharply after the rapid increase of 2004/05. Government plans to allocate $452 million from the 2004/05 surplus to one-time or accelerated spending initiatives, matching the one-time nature of some of the 2004/05 revenues. $550 million is transferred o the BC Transportation Financing Authority (BCTFA). Adding this to the $200 million of cash proceeds from the BC Rail Investment Partnership, BCTFA receives a total of $750 million enabling it to pay down some of its debt.  Supplementary Estimates will be introduced in the Legislature to authorize the one-time initiatives and the $550 million transfer to the BCTFA.

Further information on Supplementary Estimates, the updated 2004/05 forecast, and changes since the February 17, 2004 budget are provided in Table 1.6 and in Part 4: 2004/05 Updated Financial Forecast (third Quarterly Report).

The main risks to the government fiscal plan include economic fluctuations such as exchange rate or sudden commodity price changes, and potential changes to federal transfer allocations on the revenue side, as well as wage and service demand pressures on the expenditure side. These and other risks are more fully described starting on page 49.

A $300 million forecast allowance is retained in 2004/05 to protect the bottom line against unanticipated revenue shortfalls or spending pressures that may arise before the end of the fiscal year. The fiscal plan also includes forecast allowances of $400 million in 2005/06, $450 million in 2006/07, and $550 million in 2007/08 to protect the fiscal plan from revenue risks such as sudden changes in energy prices and from spending pressures such as forest fires or future public sector wage settlements.

The three-year fiscal plan conforms to the standards set by the accounting profession for senior governments in Canada referred to as generally accepted accounting principles or “GAAP”. As with Budget 2004, this budget integrates financial forecasts for schools, universities, colleges and health authorities/societies (the SUCH sector) into government’s revenue, spending and balance sheet projections.

Table 1.4 Revenue by Source(1)

($ millions)	2004/05		Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
	Budget Estimate	Updated Forecast
Taxation revenue
Personal income	5,005	5,055	5,202	5,509	5,828
Corporate income	893	1,256	1,075	1,080	1,096
Social service	4,156	4,066	4,113	4,319	4,531
Fuel	891	895	915	945	976
Tobacco	676	686	686	686	686
Property	1,655	1,643	1,706	1,781	1,851
Property transfer	432	600	460	410	420
Other	477	540	535	533	545
	14,185	14,741	14,692	15,263	15,933
Natural resource revenue
Natural gas royalties	1,213	1,451	1,555	1,684	1,589
Columbia River Treaty	215	255	250	225	215
Other energy and minerals	603	548	713	703	672
Forests	999	1,305	1,080	1,069	1,068
Water and other resources	402	301	320	379	380
	3,432	3,860	3,918	4,060	3,924
Other revenue
Medical Services Plan premiums	1,398	1,458	1,427	1,422	1,429
Post secondary education fees	763	829	924	985	1,060
Other healthcare-related fees	195	190	176	175	175
Motor vehicle licences and permits	370	380	389	399	408
Other fees and licences	852	816	774	733	699
Investment earnings	889	782	842	863	902
Sales of goods and services	681	688	680	705	721
Miscellaneous	1,309	1,355	1,432	1,411	1,442
	6,457	6,498	6,644	6,693	6,836
Contributions from the federal government
Health and social transfers(2)	3,372	3,438	4,144	4,509	4,803
Equalization	402	980	590	—	—
Other cost-shared agreements	720	756	758	720	618
	4,494	5,174	5,492	5,229	5,421
Taxpayer-supported programs and agencies	28,568	30,273	30,746	31,245	32,114
Commercial Crown corporation net income
BC Hydro (before regulatory transfers)	388	310	395	368	177
Liquor Distribution Branch	760	768	779	794	808
BC Lotteries (net of payments to federal government)	842	842	892	942	1,021
BC Rail(3)	29	167	76	20	5
ICBC(4)	52	360	176	111	98
Other	1	6	12	17	21
	2,072	2,453	2,330	2,252	2,130
Total revenue	30,640	32,726	33,076	33,497	34,244

(1)     The 2004/05 budget estimate and updated forecast have been restated to reflect government’s current organization and accounting policies.

(2)     The 2004/05 budget includes an additional $148 million federal Health Accord and Immunization Trust funding authorized in the May 20, 2004 Supply Act .

(3)     BC Rail’s fiscal plan projections represent their earnings during government’s fiscal year. On BC Rail’s fiscal year basis (December), the outlook is – 2004 (budget): $211 million; 2004 (forecast): $195 million; 2005: $76 million; 2006: $20 million; 2007:$5 million.

(4)     ICBC’s fiscal plan projections represent their earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is – 2004 (budget): $52 million; 2004 (forecast): $390 million; 2005: $176 million; 2006: $111 million; 2007:$98 million.

Table 1.5 Expense by Ministry, Program and Agency(1)

	2004/05		Budget Estimate	Plan	Plan
	Budget	Updated
($ millions)	Estimate	Forecast	2005/06	2006/07	2007/08
Advanced Education	1,900	1,900	1,956	2,020	2,096
Education	4,921	4,921	5,060	5,151	5,174
Health Services	10,690 (2)	10,690 (2)	11,392	11,796	12,090
Subtotal	17,511	17,511	18,408	18,967	19,360
Office of the Premier	11	11	11	11	11
Agriculture, Food and Fisheries	43	43	57	57	57
Attorney General	469	465	475	487	490
Children and Family Development	1,498	1,498	1,577	1,611	1,635
Community, Aboriginal and Women’s Services	369	369	470	445	429
Energy and Mines	63	63	77	76	74
Finance	76	76	78	78	78
Forests	524	635	645	685	711
Human Resources	1,284	1,284	1,367	1,369	1,397
Management Services	199	199	202	196	179
Provincial Revenue	42	40	42	42	42
Public Safety and Solicitor General	501	516	545	549	552
Skills Development and Labour	18	18	19	19	19
Small Business and Economic Development	140	140	521	201	157
Sustainable Resource Management	275	201	239	229	195
Transportation	804	804	805	805	806
Water, Land and Air Protection	143	143	152	152	152
Subtotal	6,459	6,505	7,282	7,012	6,984
Total ministries and Office of the Premier	23,970	24,016	25,690	25,979	26,344
Legislation	46	46	51	47	47
Officers of the Legislature	27	27	46	21	21
BC Family Bonus	59	59	39	32	32
Management of Public Funds and Debt	800	691	730	747	771
Contingencies (All Ministries) and New Programs	191	191	270	270	310
Other Appropriations	12	12	10	10	10
Subtotal	25,105	25,042	26,836	27,106	27,535
BC Rail investment partnership	—	391	—	—	—
Supplementary Estimates	—	1,002	—	—	—
Consolidated revenue fund expense	25,105	26,435	26,836	27,106	27,535
Less : grants to agencies and other internal transfers Taxpayer-supported Crown corporations and agencies	(735)	(1,629)	(927)	(895)	(863)
School districts	(4,267)	(4,322)	(4,394)	(4,448)	(4,454)
Universities	(818)	(857)	(912)	(927)	(954)
Colleges, university colleges, and institutes	(778)	(800)	(821)	(807)	(832)
Health authorities and hospital societies	(6,912)	(7,164)	(7,414)	(7,561)	(7,701)
CFD governance authorities	—	(1)	(264)	(589)	(1,139)
Add: Expenses recovered from external entities	1,632	1,619	1,695	1,727	1,694
	13,227	13,281	13,799	13,606	13,286
Taxpayer-supported Crown corporations and agencies	1,904	2,002	2,073	2,000	2,156
SUCH sector and regional authorities:
School districts	4,451	4,561	4,696	4,733	4,744
Universities	1,936	2,067	2,221	2,342	2,451
Colleges, university colleges, and institutes	1,324	1,355	1,402	1,392	1,422
Health authorities and hospital societies (3)	7,598	7,719	8,001	8,185	8,296
CFD governance authorities	—	1	264	589	1,139
	15,309	15,703	16,584	17,241	18,052
Total taxpayer-supported expense	30,440	30,986	32,456	32,847	33,494

(1)     The 2004/05 budget estimate and updated forecast have been restated to reflect government’s current organization and accounting policies.

(2)     The 2004/05 budget includes an additional $148 million federal Health Accord and Immunization Trust funding authorized in the May 20, 2004 Supply Act.

(3)     Excludes inter-entity transactions between health authorities and hospital societies.

Table 1.6 Planned 2004/05 Supplementary Estimates

($ millions)
Advanced Education
Research funding contribution	10
Agriculture, Food and Fisheries
BSE and avian flu response	12
Industry development initiatives	16
Community, Aboriginal and Women’s Services
Canada/BC Infrastructure Program	26
North East BC Infrastructure	40
Energy and Mines
Geoscience BC	25
Forests
Forestry revitalization, reforestation	112
Human Resources
Costs resulting from support rate increase for persons with disabilities	10
Public Safety and Solicitor General
Priority police equipment	3
Small Business and Economic Development
Arts & sports	40
Community Development Initiative, Western Economic Partnership Agreement	68
2010 Olympics venues acceleration	40
Tourism initiatives	14
Sustainable Resource Management
Contaminated sites, water remissions	28
Transportation
Reduction in BCTFA debt requirements	550
Water, Land and Air Protection
Biodiversity initiatives	8
Total	1,002

Consolidated Revenue Fund Spending

Consolidated Revenue Fund (CRF) spending will increase from an initial estimate of $25.1 billion in 2004/05 to $27.5 billion by 2007/08 – a 9.7 per cent increase.

This budget builds on Budget 2004’s commitment to healthcare and education as government’s main funding priority areas, while taking advantage of the new choices provided by increased revenues to enhance commitments to provide additional support to BC’s communities, children, increased safety, economic development and protection of the environment.

Chart 1.4 Consolidated Revenue Fund spending(1)

(1)  Change from prior year.

Health Care

Budget 2005 invests growing provincial revenues in British Columbia’s funding priorities of health care and education. Over the next three years health care will receive the largest share of funding increases.

Chart 1.5 Ministry of Health Services budget increases

By 2007/08, the Health Services budget will increase by over 14.7 percent $1.5 billion since Budget 2004 was delivered on February 17, 2004. This a result of additional new provincial funding and government’s continued commitment to reinvest every new federal dollar from the First Ministers’ Accord on Health Care Renewal funding and the new federal health funding agreement.

In 2004/05, Supplementary Estimates provided for new federal health care funding supplemental to the 2003 Health Accord and to introduce the new public Health and Immunization Trust. These new funds have been built into Budget 2005 and will support home care and palliative care, critical care services, health human resources, enhanced public health capacity and new childhood and adolescent vaccination programs such as influenza, chicken pox and meningococcal.

In September 2004, the provinces, territories and federal government agree to a 10-year plan to strengthen health care at the First Ministers meeting held in Ottawa. British Columbia’s share of new federal funding is expected to be $5.4 billion over the next ten years. The First Ministers also agreed that the top priority for these funds is to improve access to care and reduce wait times where they are longer than medically acceptable.

Although each province will be expected to identify its own spending priorities cross the continuum of health services provided to its citizens, First Minister agreed that cancer treatment, heart surgeries, diagnostic imaging, joint replacement and sight restoration services are important priority areas to be considered (for additional information on health care spending see the topic box on the First Ministers’ Agreement on Health Care on page 63).

Table 1.7 Continued Commitment to Health Care Increases

($ millions)	2004/05	2005/06	2006/07	2007/08	Total
Lifts in Budget 2004	—	226	699	699	1,624
Post Budget 2004:
Additional 2004/05 Health Accord funding	148	148	18	130	444
Federal funding adjustment – population and equipment	—	17	(4)	(1)	12
Abbotsford Regional Hospital and Cancer Centre	—	—	—	3	3
Net health changes 2004	148	391	713	831	2,083
Budget 2005:
New 10 year federal health agreement	—	444	523	544	1,511
New provincial funding	—	15	18	172	205
Total changes	148	850	1,254	1,547	3,799
Per cent increase from Budget 2004 base	1.4%	8.1%	11.9%	14.7%

While the federal government has not yet passed legislation for the new ten year health care funding, Budget 2005 includes the new funding due to the advanced state of the federal commitment. Budget 2005 maintains the provincial promise to reinvest every new federal health dollar in additional health care services. When added to Budget 2004 and Budget 2005’s significant provincially funded increases this results in an annual increase in health care spending of over $1.5 billion from 2004/05 (Budget 2004) to 2007/08.

The $1.5 billion increase from 2004/05 to 2007/08 has been allocated to the following major program areas:

Regional Health Sector ($1,044 million) for services such as:

•                  Effective health promotion, disease prevention and other public health services;

•                  Enhancing primary care;

•                  Cancer treatment, heart surgeries, diagnostic imaging, joint replacement, sight restoration services, renal care and palliative care;

•                  Delivering effective community and home-based services;

•                  Increased options for frail seniors in the assisted living and residential care sector;

•                  Increasing the supply and training of health care professionals; and

•                  Patient safety initiatives.

Medical Services Plan ($120 million):

•                  To provide for increased volume related to population growth and aging.

Pharmacare ($254 million):

•                  For new drugs and anticipated volume and price increases for prescription drugs.

Debt Service and Amortization ($64 million):

•                  To support new provincial capital investment of $735 million over three years in the health sector.

Emergency Health Services (BC Ambulance) ($47 million):

•                  Additional capacity for emergency transport services.

Examples of spending initiatives that will increase access and services for the public, include:

•                  $10 million over three years for screening mammography;

•                  $14 million over three years for children and youth with special needs to provide additional diagnosis and assessments services for children who have developmental behavioural conditions including fetal alcohol syndrome disorder;

•                  $70 million is the Ministry of Health Services portion of the $76 million for Early Childhood Screening initiatives targeted at children below the age of six. Funding is provided for dental screening and services, hearing screening (A Sound Start), and vision screening;

•                  $77 million over 3 years for recruitment, training and retention of nurses;

•                  $100 million over three years for public health initiatives including ActNow BC, which promotes healthy lifestyles including physical activity, healthy eating, living tobacco free and healthy choices during pregnancy; and expanding public health capacity including prevention activities such as immunization programs, drinking water and food safety, and health emergency preparedness;

•                  $100 million budgeted in 2007/08 for the Michael Smith Foundation For Health Research for health system research including strategies to attract and keep health researchers and trainees in BC and to leverage research funding from other sources; and

•                  $125 million over three years for life supporting drugs and services for cancer, cardiac, renal and transplant patients.

Education: K–12

Budget 2005 builds on government’s ongoing commitment to education. Annual funding for K–12 will increase $253 million by 2007/08 compared to 2004/05 funding in Budget 2004. This represents 5.1 per cent growth in annual funding by 2007/08.

Per pupil funding for 2005/06 is estimated at $7,079 per student, a 4.8 per cent increase over 2004/05. This represents a $150 million increase in funding for the 2005/06 school year. Per pupil funding continues to grow to support student achievement despite declining enrolment projections.

This increased funding for K–12 students will be linked to locally developed plans that will ensure every student has access to:

•                  school libraries and quality learning resources;

•                  music and arts programs; and

•                  improved services to support every special needs student.

Chart 1.6 K–12 budget increases

Further information on funding and services for children and youth with special needs can be found in the topic box on page 66.

In addition to increased per pupil funding, Budget 2005 provides funding for a $1.5 billion seismic mitigation program to upgrade all at-risk schools within 15 years. A long-term plan for the program will be established with school boards and the Ministry of Education.

Chart 1.7 Student enrolment and per pupil funding (public schools)

Post-Secondary Education

Budget 2005 builds on government’s ongoing commitment to increasing access to post-secondary education. Annual funding for post-secondary education will increase $196 million by 2007/08 compared to 2004/05 funding in Budget 2004. This represents 10.3 per cent growth in annual funding by 2007/08.

Chart 1.8 Post-secondary education budget increases

In partnership with the post-secondary sector, 25,000 new student spaces will be created by 2010. This represents average seat growth of 2.6 per cent annually. By the end of 2007/08, there will be 16,205 new seats in the post secondary system. Through Budget 2005, the province will fully fund its share of annual costs for these new spaces at an average of $9,200 per space.

Chart 1.9 Public post-secondary student spaces increase

In addition to fully funding its share of annual costs for seat growth, the province is also providing almost $800 million in capital funding for infrastructure to accommodate seat growth, replace existing infrastructure and facilitate research activities throughout the post-secondary system.

The province provides over $300 million annually in funding for loans to post-secondary students. As part of a comprehensive student financial assistance system, Budget 2005 also provides over $450 million over three years in funding for loan reductions targeting funds towards students who are most in need, grants for students with disabilities, debt relief programs and a loan-forgiveness program that encourages doctors, nurses and other health professionals to practice in under-served regions.

Children

Budget 2005 invests growing provincial revenues to develop the capacity of families and communities to care for and protect vulnerable children and youth. Government will spend an additional $241 million by 2007/08 to enhance programs and services for children and their families.

Table 1.8 Enhancing Services to Children

($ millions)	2004/05	2005/06	2006/07	2007/08	Total
Budget 2005 :
Children in care and Family Development	—	8	9	9	26
Increased access to childcare	—	4	1	—	5
Early childhood screening	3	21	25	27	76
Children and youth with special needs					—
– Assessments	—	3	5	6	14
– Reduced waitlists	—	11	14	17	42
– Services for school-aged children*	—	26	26	26	78
Total new spending	3	73	80	85	241

* Preliminary estimate.

Through various service transformation initiatives focussed on keeping children in their families safely, the number of children in care has been reduced by over 13 per cent (1,000) since April 2002. While these transformation initiatives, including providing support for out-of-care options, continue to produce good results, challenges remain to reduce the number of aboriginal children in care. An additional $26 million has been provided to continue to support prevention and out-of-care options to keep children safe within their families and communities.

An additional $5 million has been provided to cover the cost of making more families eligible for child care subsidies. Potential new federal funding for enhancing early learning and child care has not been included in Budget 2005 due to the preliminary and tentative nature of the funding arrangement. Once the federal government confirms the new funding and details of the new agreement are known, a Supplementary Estimate will be presented to the Legislature to commit the new funding to child care. For additional information on anticipated new federal funding for early learning and child care, see the topic box on page 65.

Budget 2005 also provides $76 million over three years to implement an integrated strategy for infant and early childhood screening programs as one method for improving early childhood development. Programs will focus on newborn hearing screening (A Sound Start), dental screening for infants and preschoolers, and a population health-based case finding approach to identify preschool children with vision impairments. This strategy will involve service providers in the health, school and community social services sectors.

Budget 2005 provides an additional $134 million over the next three years to enhance programs and services for children and youth with special needs and their families, including $14 million for enhanced diagnostic and assessment services for children who have developmental behavioral conditions (including Fetal Alcohol Syndrome Disorder (FASD)), $42 million to provide new intervention and support services for children affected by FASD for reducing waitlists in direct intervention services and key family support services, and $78 million for enhanced services to children and youth with special needs in the education system. For additional information on children and youth with special needs, see the topic box on page 66.

Communities

Budget 2005 invests growing provincial revenues in services and programs that support BC’s communities. Communities benefit from the additional funding that Budget 2005 provides to persons with disabilities, people who are homeless, and recent immigrants to increase their self-reliance and maximize involvement in their local communities, as well as from the expansion of local arts, literacy and cultural initiatives.

Table 1.9 Enhancing Services to Communities

($ millions)	2004/05	2005/06	2006/07	2007/08	Total
Budget 2005:
Income assistance caseload	—	8	24	46	78
Persons with disabilities	18	56	58	62	194
Adult community living services	—	22	28	41	91
Homelessness	8	15	8	17	48
Social housing	—	12	10	14	36
Family law funding	—	5	5	5	15
Traffic fine revenue sharing	32	29	17	17	95
Public library funding	—	3	4	5	12
Arts funding	25	3	3	3	34
Skilled Immigrant Accreditation	—	5	5	5	15
Total new spending	83	158	162	215	618

Budget 2005 invests in services that assist individuals and families in need. The Ministry of Human Resources budget includes an additional $113 million by 2007/08 to provide for changes to the caseload composition, a $70 monthly rate increase in support to persons with disabilities, and additional funding of $5 million annually for providing emergency shelter to people who are homeless.

Chart 1.10 Persons with disabilities – monthly rate second highest in Canada

Budget 2005 includes $78 million over the next three years to fund increased costs due to growth and changes in the composition of the income assistance caseload.

For the past three years, the Ministry of Human Resources has been focusing on programs and services designed to assist persons with disabilities to enhance their self-reliance. Effective December 22, 2004, income assistance rates for persons with disabilities were increased by $70 per month or 9 per cent for a single person with disabilities. This is the second highest support rate for persons with disabilities in Canada. Budget 2005 provides $194 million to fund the cost of the rate increase.

Chart 1.11 Persons with disabilities – monthly rate increases

Income assistance rates for persons with disabilities were last increased in August 2000, when a general increase of 2 per cent was provided. Since the time of this rate increase, the cost of living has increased 7.4 per cent. For a single person with disabilities, the $70 per month increase is the largest support rate increase in the past 30 years and the largest percentage increase since 1981.

The number of adults with developmental disabilities accessing residential and day support services and their acuity of need are increasing as a result of demographic trends and advancing technologies. An additional $91 million has been provided in the Ministry of Children and Family Development over the next three years to manage this expected caseload growth.

Homelessness

Budget 2005 provides an additional $48 million by 2007/08 for emergency shelter programs, housing and support services for people who are homeless.

The Ministry of Human Resources will provide an additional $19 million through community organizations to provide year-round emergency shelter beds, food and other services in BC communities for people with basic safety, comfort, nutrition and hygiene needs. An additional $29 million is also being provided through other ministries for transition and supportive housing projects that focus on moving people into stable housing arrangements – the Ministry of Community, Aboriginal and Women’s Services will subsidize, through BC Housing Management Commission (BCHMC), the development of the projects while related health and other support services will be provided by health authorities and the ministries of Human Resources and Children and Family Development. For additional information on government’s commitment to address homelessness, see the topic box on page 68.

Budget 2005 includes $31 million in funding for BCHMC to provide operating subsidies for independent living spaces provided through Independent Living BC. BCHMC will also receive an additional $5 million, which will leverage additional funding from federal programs to upgrade public housing.

The Ministry of Attorney General has piloted several successful family law initiatives designed to balance the needs of citizens with the capacity of the legal system. Budget 2005 provides an additional $15 million to ensure these programs continue for the next three years. The funding enhances current services where domestic violence is involved; the Family Duty Counsel programs (Provincial and Supreme Court) that assist self-represented litigants in family matters; and, the Supreme Court Family referral program that assists unrepresented parties who must access the Supreme Court in complex matters to resolve a family justice matter.

Budget 2005 provides for 100 per cent of net traffic fine revenue to be returned to municipalities beginning in 2004/05. Seventy municipalities will receive more money for community policing, crime prevention and other initiatives to help make communities safer.

Public libraries will benefit from $12 million in new funding, bringing broadband Internet access to every branch, operating a 24-hour virtual reference desk and setting up a one-card system to give the public access to books from any library in the province.

Budget 2005 provides $25 million in one-time funding to establish an Arts and Culture Endowment and Development Fund. The fund will leverage private sector support to build endowments for arts and culture organizations and assist with development and sustainability initiatives. The BC Arts Council will also receive an additional $3 million in annual funding.

The province is committing $5 million annually beginning in 2005/06 to assist skilled immigrants to obtain accreditation and employment that better matches their training, skills and experience.

Safety

Budget 2005 invests growing provincial revenues to help prevent violence against women, and to protect communities from crime.

Budget 2005 invests significant funding over the next three years to help keep communities safe. This investment includes $93 million in policing to provide 215 new RCMP positions to be allocated to detachment policing, first nations policing, major and serious crime investigations, cyber crime, an Indo-Canadian task force, and other policing initiatives.

Table 1.10 Commitment to Safety

($ millions)	2005/06	2006/07	2007/08	Total
Budget 2005 :
Policing strategy (215 additional RCMP officers)	35	42	45	122
Corrections (workload and safety) and Attorney General capacity	9	14	16	39
Personal safety for women	13	12	12	37
Total changes	57	68	73	198

This increased level of policing is anticipated to create additional demands on the legal system; this will be addressed by adding $25 million to the Ministry of Attorney General for the processing of new cases and $4 million to the Ministry of Public Safety and Solicitor General for the related pressures in the correction system. Funding will provide additional capacity in the system by adding prosecutors, sheriffs, and corrections related costs over the next three years.

The Corrections Branch houses persons sentenced or remanded into custody until trial. Additional funding of $32 million over three years has been allocated to address trends in inmate population and to enhance safety in both the community corrections programs and the province’s correctional facilities. $7 million over three years has been allocated to the Ministry of Attorney General to accommodate the impact of additional police hiring on the justice system.

Budget 2005 provides an additional $37 million to increase personal safety for women and girls through increased funding for transition house services, outreach programs, support services for traumatized children, additional counseling and initiatives to prevent violence.

Economic Development

Budget 2005 includes significant initiatives targeting economic development throughout the province.

Agriculture and Aquaculture Initiatives

Budget 2005 provides $49 million for initiatives aimed at enhancing the province’s agricultural and aquaculture industries, and protecting food safety:

•                  $27 million for assistance to producers as well as enhanced surveillance and testing, as part of the provincial response to BSE and avian flu;

•                  $6 million for fisheries initiatives including inspection, monitoring and improvements in aquatic animal health; and

•                  $16 million for other initiatives including crop insurance funding, research, innovation and increasing the competitiveness of the BC food industry.

Table 1.11 Economic Development Initiatives

($ millions)	2004/05	2005/06	2006/07	2007/08	Total
Agriculture and aquaculture	41	4	2	2	49
Forestry
– Beetle response and reforestation	12	31	7	51	101
– Forestry revitalization trust	50	—	—	—	50
– Timber re-allocation compensation	50	—	—	—	50
– Filmon response and fuel management	7	20	12	12	51
– Rural recreation access	4	10	—	—	14
Oil & Gas, Mining
– Heartlands oil and gas roads	18	32	—	—	50
– Mining plan, data acquisition	2	6	5	5	18
– Geosciences for minerals, oil and gas	25	—	—	—	25
– Oil and gas initiatives	—	7	6	4	17
Infrastructure
– Municipal infrastructure	92	5	—	—	97
– Regional sports facilities	—	50	—	—	50
– Post-secondary sports training facilities	—	20	27	13	60
Tourism	14	24	22	21	81
Peace River, North East BC	40	8	8	8	64
Total economic development initiatives (1)	355	217	89	116	777

(1)   Includes $21 million funded through the Contingencies Vote in 2004/05. The remaining $334 million will be funded through Supplementary Estimate.

Forestry

Budget 2005 includes $266 million in funding for initiatives to address the economic impacts of the mountain pine beetle epidemic and forest fires, while providing new opportunities to industry and communities.

•                  $16 million for incremental manufacturing and economic diversification planning in communities impacted by the mountain pine beetle epidemic.

•                  $85 million for a major reforestation program targeting areas of the province impacted by the mountain pine beetle epidemic and forest fires.

These initiatives build on government’s commitment, through the $135 million Northern Development Initiative Trust, to support regional investment for a variety of purposes, including forestry and pine beetle recovery.

The province is also actively pursuing federal funding for these forestry initiatives in recognition of the potential impact of the mountain pine beetle and forest fires on communities and industry, the need for adjustments in this sector and the continuing contribution of a sustainable provincial forest to Canada’s climate change initiatives. Any federal funding received will be incremental to the $101 million provincial commitment for these initiatives.

•                  $50 million for the province’s commitment to increase the Forestry Revitalization Trust to $125 million, to help workers and contractors pursue new opportunities and participate in building a more competitive forest industry.

•                  $50 million toward compensation for improvements by companies impacted by timber re-allocation as part of the Forestry Revitalization Plan, increasing the total compensation for companies to $250 million. The reallocation of 20 per cent of the long-term replaceable logging rights held by major licensees is expected to be complete by March 2006.

•                  $51 million for fuel management and the commitment to fully implement the recommendations of the Filmon Report. This includes the addition of two air tankers, hiring seven additional unit crews and funding for Community Wildfire Protection Plans.

•                  $14 million to replace bridges providing access to remote communities, including the Kikomun Bridge near Elko, on the Caven Creek forest service road.

Oil and Gas, Mining

Budget 2005 provides $110 million for initiatives to facilitate exploration and continued development of the provincial oil and gas and mining sectors.

•                  $50 million investment in the heartlands oil and gas road rehabilitation strategy, to upgrade roads and lengthen the winter drilling season. This investment will be funded through the transportation investment plan.

•                  $18 million to implement the mining plan, including measures to improve mine safety and safety of workers and improved services to the mining sector.

•                  $25 million for a new geoscience centre to, in partnership with industry, develop and publish geoscience data and enhance exploration in the mining and oil and gas sectors.

•     $17 million for additional oil and gas initiatives, including community and stakeholder engagement.

Infrastructure

Budget 2005 provides $207 million in new funding for municipal and regional infrastructure across the province:

•                  $97 million for municipal infrastructure projects through enhancement of programs in the Ministry of Community, Aboriginal and Women’s Services, including the new BC Community Water Improvement Program targeting projects to improve drinking water and waste management; and the Community Development Initiative in the Ministry of Small Business and Economic Development.

•                  $50 million for major regional sports facilities funded through the Ministry of Small Business and Economic Development.

•                  $60 million for major post-secondary sports training facilities funded through the Ministry of Small Business and Economic Development.

Combined with the $206 million of provincial funding to be provided through existing infrastructure programs from 2004/05 to 2007/08, provincial funding for municipal and regional infrastructure in Budget 2005 will total $413 million. This provincial funding will in turn leverage significant additional investments in municipal and regional infrastructure from other levels of government and the private sector.

Tourism

Budget 2005 provides $67 million over the three years for Tourism BC, building toward the objective of doubling the tourism industry by 2015. This funding, combined with revenues allocated from the provincial hotel room tax, will allow Tourism BC to double its marketing budget to $50 million. An additional $14 million is allocated in 2004/05 for tourism initiatives to be announced at a later date.

Peace River Regional District Memorandum of Understanding

Budget 2005 provides $24 million in new funding for a potential new memorandum of understanding (MOU) with the Peace River Regional District (PRRD). The province has budgeted $20 million annually from 2005/06 to 2007/08 for grants to the PRRD under the MOU, an increase of $8 million per year. The province has also budgeted for a one-time $40 million grant in 2004/05 to address historical infrastructure requirements in North East BC.

In addition to the initiatives shown in Table 1.11, government’s fiscal plan includes a further $150 million set aside for future economic development initiatives. Further details will be provided as soon as plans are sufficiently advanced.

2010 Olympic and Paralympic Winter Games (2010 Olympics)

The province has committed $600 million toward the 2010 Olympics. This includes funding for venues, an endowment to support the ongoing operation of certain venues, medical and security costs, legacies for sports, First Nations and municipalities, and a contingency allocation of $140 million to protect against unbudgeted costs.

Table 1.12 2010 Olympics Funding

($ millions)	2003/04	2004/05	2005/06	2006/07	2007/08	Total
Venues	51	43	102	12	18	226
Venues endowment	55	—	—	—	—	55
Medical and security	—	—	2	2	5	9
First Nations and municipal legacies	3	—	18	13	4	38
Total contribution to provincial commitment	109	43	122	27	27	328
Olympic contingency allocations (1)	—	—	—	—	40

(1) Notionally allocated within the Contingencies Vote.

As a prudent planning assumption the province has allocated $40 million of the Olympic contingency to the government contingencies vote in 2007/08, for unforeseen expenditures associated with the Olympic funding envelope. Treasury Board maintains control over access to the Olympic contingency funding.

Through Budget 2005 the province will have funded $328 million of its $600 million commitment to the 2010 Olympics by 2007/08.

Further details on the provincial commitment to the 2010 Olympics can be found in the British Columbia Olympic and Paralympic Winter Games Secretariat Progress Report at:

www.sbed.gov.bc.ca/2010secretariat/

Vancouver Convention Centre Expansion Project (VCCEP)

The VCCEP consists of an expansion to the existing Vancouver Convention and Exhibition Centre, as well as an upgrade and linkage to the existing facility. Total funding by the province to VCCEP will total $313 million by 2007/08:

•                  $230 million to fully fund the province’s commitment to the project, including $7.5 million subject to matching funds from the federal government.

•                  $83 million of Tourism Vancouver’s $90 million funding commitment. The province is contributing these funds to the project, and will be reimbursed through Tourism Vancouver’s own source revenues over time.

Further information on the VCCEP can be found on the VCCEP Ltd. website at:

www.vccep.bc.ca

Table 1.13 VCCEP Funding

($ millions)	2003/04	2004/05	2005/06	2006/07	2007/08	Total
Funding Sources:
Provincial contribution	67	62	70	31	—	230
Contribution funded on behalf of Tourism Vancouver	—	9	19	30	25	83
Total funding by province – Ministry of Small Business and Economic Development	67	71	89	61	25	313

Transportation Investment Plan

Budget 2005 updates and builds on the three-year transportation investment plan. The plan continues to be based on the following principles:

•     the province will dedicate revenue or funding sources to finance its contributions;

•     federal cost-sharing will be secured on all eligible projects and programs;

•     additional transportation investment will be leveraged through partnerships with private partners; and

•                  provincial spending on new transportation investments will not increase the taxpayer-supported debt of the BC Transportation Financing Authority (BCTFA) above $3.4 billion.

The updated transportation plan provides:

•                  $2 billion of provincial investment in transportation infrastructure between 2005/06 and 2007/08; and

•                  $1.3 billion of investment leveraged through federal cost-sharing and partnerships with private partners, local governments and other agencies.

The province plans to commit $550 million of new funding to the transportation investment plan in 2004/05 through a Supplementary Estimate. This funding will flow to the BCTFA, offsetting $550 million of debt requirements to help ensure the BCTFA stays within its debt cap of $3.4 billion through 2007/08. Further details on the transportation investment plan can be found in the topic box on page 58.

Environment

Budget 2005 provides $150 million for initiatives aimed at environmental protection and land use certainty to facilitate sustainable economic development as follows:

•                  $16 million to increase the number of park rangers and conservation officers, as well as to provide seasonal employment opportunities for youth and training for potential future employment opportunities in the field of environmental management through the BC Conservation Corps.

•                  $91 million for the investigation and remediation of contaminated sites on Crown land.

•                  $8 million to implement the Drinking Water Protection Act, including research into the protection of surface and ground water and contaminated sites.

•                  $5 million to increase the capacity of the Environmental Assessment Office to address environmental assessments throughout the province.

•                  $30 million for cross-government land use planning activities including completion and implementation of Land and Resource Management Plans. This will result in increased certainty for communities, First Nations and industry by confirming environmental, economic and cultural objectives on provincial lands.

Table 1.14 Environment

($ millions)	2004/05	2005/06	2006/07	2007/08	Total
BC Conservation Corps and park services	—	5	5	6	16
Investigation and remediation of contaminated sites	25	21	22	23	91
Drinking water action plan	—	2	3	3	8
Environmental Assessment Office capacity	—	1	2	2	5
Land-use planning	2	12	8	8	30
Total environment initiatives	27	41	40	42	150

Public Sector Compensation

The current compensation mandate that has been in place since January 2002 will remain unchanged until March 31, 2006. Approximately 70 per cent of all public sector employees (measured in full time equivalent terms) covering 68 agreements have agreements in place under the current 0-0-0 mandate.

Chart 1.12 Public sector compensation

The current compensation mandate provides ‘net-zero’ compensation increases. Accordingly, employers and their unions are free to negotiate changes in wages or benefits as long as the total compensation of the bargaining unit remains the same. The mandate also allows employers to address demonstrable skills shortages with targeted labour market adjustment increases, however the government has not provided incremental funding to employers for these increases.

The current mandate recognizes that BC public sector wages and benefits continue to be among the highest in the country. This mandate is both realistic and reflective of labour market conditions and consistent with the province’s desire to ensure BC retains the workers and professionals needed to deliver quality health care and other services.

The Minister of Finance, as Chair of the Public Sector Employers’ Council, is working with public sector employers to create a new bargaining mandate that will succeed the current mandate and will be effective April 1, 2006. That mandate will continue to balance a number of priorities including the need to recruit and retain employees while allowing flexibility to innovate and improve services to British Columbians. Any compensation increase must be sustainable and affordable for taxpayers over the long-term. As the next mandate is still under development, no compensation increase has been assumed in this fiscal plan.

Chart 1.13 Status of the January 2002 mandate

With an annual compensation bill of about $16 billion including commercial Crown corporations, an annual 1 per cent increase in each of 2006/07 and 2007/08 and covering the entire public sector would increase costs by $160 million in 2006/07, and $320 million in 2007/08.

Taxpayer-supported Crown Corporation and Agency Expenses

Taxpayer-supported Crown corporations and agencies provide a number of services to the public. These agencies are primarily funded by the provincial government, but may also have outside sources of revenue. Some of the services provided by taxpayer-supported Crowns are highway construction (BC Transportation Financing Authority), property management (BC Buildings), property assessment, (B.C. Assessment Authority), social housing (BC Housing Management Commission), transit services (BC Transit), and legal services (Legal Services Society). Revenue and spending of taxpayer-supported Crown corporations are combined with CRF revenue and expenses in Tables 1.4 and 1.5. Revenues and expenses for individual taxpayer-supported Crown corporations are provided in Appendix Table A9.

Projected spending by taxpayer-supported Crown corporations for 2005/06 is $149 million higher than in the Budget 2004 fiscal plan. The increase primarily reflects an $82 million grant by the BC Transportation Financing Authority (BCTFA) to the RAV project, additional spending by the BC Housing Management Commission on the maintenance of its housing units, the increased budget for Tourism BC, and the impact of including the Industry Training Authority in the fiscal plan.

The increased spending will be partially offset by a reduction in BCTFA’s debt service costs (mainly due to lower debt as a result of the cash transfers in 2004/05) and the capitalization of certain costs that were previously anticipated to be expensed or financed by private sector parties. As well, Columbia Basin Trust’s power project costs were reclassified with Columbia Power Corporation as a commercial enterprise.

SUCH Sector Expenses

The SUCH sector is comprised of the school districts; universities; colleges, university colleges, and institutes; and the health authorities and hospital societies. The government funds these organizations that in turn deliver education and health care services to British Columbians on the government’s behalf.

For some of these organizations, such as the school districts and health authorities, government transfers and fees cover most of their operating costs. For other organizations, such as universities and colleges, their operating costs are only partially funded by government, with the remaining revenues raised from outside sources. Revenue and spending of the SUCH Sector entities are combined with CRF revenue and expenses in Tables 1.4 and 1.5. However, revenues and expenses for individual SUCH entities are detailed in Appendix Table A9.

SUCH sector expenses in excess of government transfers are forecast to be $2.8 billion in 2005/06. This amount is offset by the SUCH sector’s own source revenue in determining the bottom line impact of the SUCH sector.

•                  Projected spending by school districts for 2005/06 is $206 million higher than the Budget 2004 fiscal plan. The increase is primarily due to salaries for increased support levels to special needs students, costs associated with school generated funds and facilities maintenance. The increased spending will be partially offset by additional provincial contributions, school generated funds and other miscellaneous revenue.

•                  Projected spending by universities and colleges for 2005/06 is $258 million higher than the Budget 2004 fiscal plan. Government’s planned seat expansion will result in additional operating costs and higher amortization expense due to increased capital expenditures. Government has fully funded its share of these costs by providing an average of $9,200 per seat to these organizations.

•                  Projected spending by health authorities and hospital societies for 2005/06 is $399 million higher than the Budget 2004 fiscal plan. The increase is primarily due to an increase in operating costs reflecting the increased provincial contributions and new federal health care funding.

Regional Authority Expenses

The Ministry of Children and Family Development continues the transition to establishing new governance authorities for adult community living services and child and family development services. Community Living BC is expected to assume full control over services to adults and children with developmental disabilities in the summer of 2005. The establishment of regional aboriginal authorities will occur in 2006/07, followed by regional authorities for non-aboriginal child and family services in 2007/08. The authorities will be considered established when they assume responsibility under legislation for the delivery of some or all services.

Revenue

Government revenue includes the combined revenues of the CRF, taxpayer-supported Crown corporations, the SUCH sector, and the net income of commercial Crown corporations. Following rapid growth of 11.9 per cent in 2004/05, revenue is forecast to total $33,076 million in 2005/06, up 1.1 per cent from the updated forecast for 2004/05 (see Table 1.4).

The 2005/06 forecast includes the effects of 4.7 per cent nominal GDP growth in 2005 and higher revenues from energy, coal and federal transfer payments. These improvements are partially offset by lower forest revenues and the effect of revenue measures announced since Budget 2004. In the next two years, revenue is forecast to grow 1.8 per cent per year on average as the economy posts an average 4.5 per cent annual nominal GDP growth.

The forecast includes BC’s share of the additional federal health funding announced at the September, 2004 First Ministers’ Meeting and the new equalization framework for 2004/05 and 2005/06 as of October 2004. The effect of these initiatives is that total contributions from the federal government grow 43.0 per cent and 6.1 per cent in 2004/05 and 2005/06 respectively, followed by a 4.8 per cent decline in 2006/07 and a 3.7 per cent increase in 2007/08.

Chart 1.14 Revenue forecast

Key assumptions and sensitivities relating to revenue are provided in Appendix Table A10.

Taxation Revenue

In 2005/06, revenue from taxation sources is forecast to decline $49 million annually mainly due to reduced revenues from corporate income and property transfer taxes, and the full year impact of tax measures that reduce revenue by $307 million over 2004/05. Over the next two years, revenue is forecast to increase an average 4.1 per cent annually reflecting expected growth in incomes and consumer spending.

•                  Personal income tax – increasing $147 million in 2005/06 over 2004/05, incorporating a tax reduction for low and moderate income taxpayers. In addition, 2004/05 revenue includes a one-time $69 million prior-year adjustment reflecting higher final information for the 2003 tax year than anticipated when the 2003/04 books were closed. Revenue averages 5.8 per cent annual growth over the next two years based on the Ministry of Finance personal and labour income forecast.

•                  Corporate income tax – decreasing $181 million in 2005/06 mainly due to a one-time $168 million payment for the 2003 tax year in 2004/05 as well as Budget 2005 tax measures that reduce revenue by $40 million in 2005/06. See Part 2 for more details regarding the competitiveness measures introduced in Budget 2005.

•                  Social service tax– increasing 1.2 per cent in 2005/06 reflecting growth in all major categories of expenditure, partially offset by the full-year impact of the reduction in the sales tax rate from 7.5 per cent to 7.0 per cent, effective October 21, 2004. Growth in sales tax revenue is expected to average 5.0 per cent over the next two years, in line with the economic forecast for taxable expenditures.

•                  Property transfer tax – decreasing 23.3 per cent in 2005/06, reflecting an anticipated moderation in housing market activity from the rapid pace recorded in 2004/05. In addition, government has increased the threshold for first-time homebuyers, which reduces revenue by $15 million in 2005/06. The forecast assumes a further 10.9 per cent decline in 2006/07 before increasing 2.4 per cent in 2007/08.

Natural Resource Revenue

•                  Energy and minerals – increasing $264 million in 2005/06 over 2004/05 reflecting assumed higher natural gas prices and bonus bid sales, and increased revenue from coal production. Natural gas prices are forecast to increase from C$5.52/gigajoule in 2004/05 to C$5.71 and C$5.75 in 2005/06 and 2006/07 before moderating slightly to C$5.28 in 2007/08. Contract coal prices are forecast to increase from US$51/tonne in 2004 to US$120/tonne in 2005, before moderating to US$100/tonne by 2007. Revenue increases $94 million in 2006/07 as slightly higher natural gas prices and increased production volumes lead to higher revenue from natural gas royalties and bonus bid sales, partly offset by reduced revenues from minerals and electricity sales under the Columbia River Treaty. In 2007/08, revenue declines $136 million as coal and energy-related commodity prices are expected to moderate. See the topic box on page 60 for more information.

•                  Forests – decreasing $225 million in 2005/06 from 2004/05 reflecting lower harvest volumes partly due to reduced lumber prices, a higher Canada/US exchange rate and lower US demand. Revenue is relatively flat over the next two years as prices are expected to remain stable and an increasing proportion of BC Timber Sales harvesting offsets overall declining volumes. The forecast assumes there is no resolution to the softwood lumber dispute.

Other Revenue

This category includes revenues from Medical Services Plan premiums, fees, licences, investment earnings, sales of goods and services, fines and other miscellaneous sources. This includes revenue collected by ministries and treated as offsets to CRF spending, as well as revenue earned from outside the government entity by taxpayer-supported Crown corporations and agencies and the SUCH sector.

•                  Medical Service Plan premiums – decreasing $31 million in 2005/06 mainly reflecting the part-year effect of the Budget 2005 revenue measure to enhance premium assistance for BC residents. Revenue declines a further $5 million in 2006/07 due to the full year impact of this measure before rising in 2007/08.

•                  Post-secondary fees – projected revenue growth of 11.5% in 2005/06 based on forecasts submitted by the universities and colleges. This includes their assumptions for tuition fee increases and student seat growth.

•                  Investment earnings – forecast to average 4.9 per cent growth over the three years reflecting expected rising interest rates and increased borrowing by Crown corporations through the fiscal agency loan program.

•                  Miscellaneous – forecast to average 2.1 per cent annual growth over the three years reflecting higher recoveries from ministries, and the SUCH sector.

Table 1.15 Three-Year Revenue Forecast Update – Changes from Budget 2004

($ millions)	2004/05	2005/06	2006/07
Budget 2004 Fiscal Plan (February 17, 2004) (1)	30,492	31,211	32,221
Additional revenue from the First Ministers’ accord on health care renewal	148	148	18
Fiscal Plan (May 20, 2004 Supply Act)	30,640	31,359	32,239
Taxpayer supported revenue changes:
Personal income tax	50	(100)	(97)
Corporate income tax	363	299	121
Social service tax	(90)	(240)	(227)
Property transfer tax	168	60	10
Other tax revenues	65	53	58
Energy revenues	170	480	643
Mineral revenues	53	183	175
Forest revenues	306	68	33
Columbia Power Corporation/Columbia Basin Trust	(57)	(57)	(70)
Medical Services Plan premiums	60	14	(7)
Post secondary education fees	66	95	98
Health and social transfers	66	459	772
Equalization entitlements	578	170	(422)
All other taxpayer supported revenue including accounting adjustments	(93)	138	107
Taxpayer supported revenue changes	1,705	1,622	1,194
Commercial Crown corporations net income changes:
BC Hydro net income (before deferral account transfers)	(78)	(53)	(16)
BC Rail Investment Partnership	138	25	3
Liquor Distribution Branch	8	(14)	(8)
BC Lotteries	—	(50)	(60)
ICBC	308	179	133
Other self-supported Crown corporations	5	8	12
Commercial Crown corporation net income changes	381	95	64
Budget 2005 Updated Fiscal Plan	32,726	33,076	33,497

(1)   Restated to be consistent with Budget 2005 presentation.

Contributions from the Federal Government

Federal government payments received under health and social transfer and equalization programs are the major sources of transfer payments. Other sources include payments from the federal government for health, education, social, transportation and other cost-shared programs. This includes federal transfers to ministries that are treated as offsets to spending and payments received by taxpayer-supported Crown corporations and agencies and the SUCH sector.

•                  Federal government health and social transfers – The 2005 plan incorporates the additional federal funding for health from the agreement reached at the September 2004 First Ministers’ Meeting. The updated plan assumes that all cash received in 2004/05 from the federal government as a result of this agreement will be deferred to future years to match the increased expenditures. As a result, revenue increases 20.5 per cent in 2005/06 and grows a further 8.8 per cent and 6.5 per cent in the next two years reflecting increased federal government funding.

•                  Equalization – In 2005/06, equalization revenue is $590 million, as defined by the new framework established at the October 2004 First Ministers’ Meeting. In 2006/07 and 2007/08, equalization revenue is forecast to be zero as the basis for provincial entitlements has not been determined for those years. See the topic box in the second Quarterly Report - 2004/05 for further details.

Compared to the Budget 2004 plan, overall taxpayer-supported revenue is forecast to be $1,705 million higher in 2004/05, up $1,622 million in 2005/06 and $1,194 million higher in 2006/07. The main areas of change are:

•                  Personal income tax – up $50 million in 2004/05 mainly due to higher-than-expected tax assessments for the 2003 tax year, partly offset by $30 million of tax measures introduced in Budget 2005. Revenue is down $100 million and $97 million in 2005/06 and 2006/07, mainly due to the policy change to reduce taxes for low and moderate income taxpayers.

•                  Corporate income tax – up $363 million in 2004/05 reflecting higher instalment payments from the federal government due to an improved 2004 national corporate profits outlook and a $217-million gain due to higher final 2003 tax assessments. Revenue is up $299 million and $121 million over the next two years due to the effects of higher national and BC corporate tax bases. These improvements are partly offset by BC Budget 2005 tax measures in addition to the federal government’s measures in its 2004/05 budget.

•                  Social service tax – down $90 million in 2004/05 reflecting lower collections due to the reduced sales tax rate, partly offset by higher-than-expected growth in taxable expenditures. In 2005/06 and 2006/07, revenue is down $240 million and $227 million from Budget 2004 mainly due to the full-year impacts of the sales tax reduction.

•                  Property transfer tax – up $168 million in 2004/05 due to the very strong housing market over the past year. The forecast assumes that house sales will not continue at the same pace and revenue returns to trend levels resulting in lower variances from Budget 2004 of $60 million and $10 million in 2005/06 and 2006/07. In addition, the forecast incorporates the effect of increasing the threshold for first-time homebuyers.

•                  Other taxes – up $65 million, $53 million and $58 million over the three years mainly due to higher corporation capital, insurance premium and tobacco taxes reflecting improved collections in 2004/05.

•                  Energy and minerals – The overall revenue forecast from energy and mineral sources is up from the Budget 2004 plan mainly due to an improved outlook for natural gas, electricity and coal prices. Revenue has increased $223 million, $663 million and $818 million over the 2004/05 to 2006/07 period. See the topic box at the end of Part 1 and Table A10 for more details.

•                  Forests – up $306 million in 2004/05 reflecting higher lumber and pulp prices in 2004 and higher harvest volumes, due in part to stronger US demand. Revenue is expected to be up $68 million in 2005/06 and $33 million in 2006/07 due to assumed higher harvest volumes and an increased BC Timber Sales share of the overall harvest. The improvement is lower in the last two years as forest sector prices are expected to be little changed and the Canada-US exchange rate is forecast to be slightly higher than assumed in Budget 2004.

•                  Columbia Power Corporation and Columbia Basin Trust – down $57 million, $57 million and $70 million from Budget 2004 reflecting a reclassification of Columbia Power projects back to commercial Crown corporation status.

•                  Medical Services Plan premiums – up $60 million and $14 million in 2004/05 and 2005/06 compared to Budget 2004. The increase in 2004/05 reflects a change in the accounting treatment of premium revenue and allowance for doubtful accounts. Changes in 2005/06 and 2006/07 reflect higher commission costs and the Budget 2005 measure to enhance premium assistance.

•                  Post secondary education fees – up $66 million, $95 million and $98 million from Budget 2004 over the three years 2004/05 to 2006/07. The increases reflect forecasts submitted by the universities and colleges. This includes their assumptions for tuition fee increases and student seat growth.

•                  Other fees and licences – down $36 million in 2004/05, up $88 million in 2005/06 and up $25 million in 2006/07 mainly due to a revised plan of providing free Crown grants and nominal rent tenures to establish new parks, transfer provincial parks to local government, and other land transfers. This reflects a non-cash transaction that records the write-up of land from book value to market value as increased revenue, but has no impact on government’s bottom line as there is an offsetting expense recorded in the budget of Ministry of Sustainable Resource Management.

•                  Equalization – up $578 million in 2004/05 and $170 million in 2005/06 reflecting the new framework established by the October, 2004 First Ministers’ Meeting. In 2006/07, equalization revenue is forecast to be zero, down $422 million from Budget 2004 as the basis for the allocation has not been determined.

•                  Health and social transfers – up $66 million in 2004/05 mainly due to prior-year adjustments. The forecast assumes that additional cash to be received in2004/05 due to increased funding from the September, 2004 First Ministers’ Meeting will be deferred to future years and matched with increased expenses. Revenue is up $459 million in 2005/06 and $772 million in 2006/07 reflecting higher transfers as a result of the First Ministers’ Meeting in September 2004. Component details are shown in Table A10.

Commercial Crown Corporation and Agency Net Impact

•                  British Columbia Hydro and Power Authority – At $395 million, the BC Hydro forecast income before regulatory transfers for 2005/06 is $53 million less than the forecast in the Budget 2004 fiscal plan.

The 4.85 per cent rate increase confirmed by the BC Utilities Commission in November 2004 is less than the interim increase assumed in last year’s budget. This downward pressure is partially offset by reduced finance charges, due to lower debt levels and interest rates, and lower amortization costs reflecting BCUC decisions on amortization rates.

Water inflows to reservoirs, which determine the amount of low-cost hydro generation available to BC Hydro, are forecast to be 98 per cent of normal (based on the January 2005 snow pack levels) – slightly lower than last year’s plan, which assumed normal water inflows.

•                  British Columbia Liquor Distribution Branch (LDB) – At $779 million, LDB’s projected net income for 2005/06 is $14 million less than the forecast in the Budget 2004 fiscal plan. Product costs and discounts to licensee retail stores are increasing at a faster rate than sales, resulting in a lower rate of growth in gross margin. As well, increased operating costs reflect LDB’s retail marketing plan, including credit card use and improvements to its retail outlets.

•                  British Columbia Lottery Corporation – BC Lotteries’ total transfers to the government (after distribution to the federal government) are projected at $892 million for 2005/06, $50 million less than the Budget 2004 forecast. Lottery and bingo revenue projections have declined due to lower player participation in lottery games and a slower than projected introduction of community bingo gaming centres. This is partially offset by an increase in the casino gaming revenue forecast.

A large portion of BC Lotteries’ transfers to government is redistributed to charities and local governments. For 2005/06, the government forecasts that it will distribute $212 million of gaming revenue to these entities – $137 million to charities, $69 million to local governments, and $6 million for horseracing purse enhancement. The net proceeds after distributions will be $680 million, of which $147 million is allocated to the Health Special Account and $533 million will go into general revenue to fund healthcare, education and social services.

•                  British Columbia Railway Company – At $76 million, BC Rail’s forecast earnings for government’s 2005/06 fiscal year are $25 million higher than the Budget 2004 outlook. The increase reflects changes in assumptions for the timing of the disposal of Vancouver Wharves and the Port Subdivision.

•                  Insurance Corporation of British Columbia – ICBC’s outlook for the government’s 2005/06 fiscal year is projected at $176 million, a $179 million improvement over the outlook in Budget 2004. The improvement is primarily due to lower projected claims costs. Other improvements include lower operating costs and higher investment income. These gains are partially offset by a forecast reduction in premium revenue due to lower rate increase expectations.

Full-Time Equivalents (FTEs)

Taxpayer-supported FTEs, including ministries and special offices (CRF), taxpayer-supported Crown corporations and agencies and regional authorities, is projected at 31,220 in 2005/06. This represents an increase of 350 FTEs from the 2004/05 forecast and is 400 FTEs higher than the 2005/06 forecast in last year’s fiscal plan.

By 2007/08, FTEs are projected to increase a further 255 to total 31,475 FTEs. Table 1.16 provides details of changes from last year’s plan. FTEs of the SUCH sector are not included in these forecasts.

Table 1.16             Full-Time Equivalents (FTEs) – Changes from Budget 2004

FTEs	2004/05	2005/06	2006/07	2007/08
Ministries and special offices (CRF):
Budget 2004 Fiscal Plan	27,160	26,490	24,465

Changes:
Anticipated 2004/05 underutilization	(175)	—	—
Attorney General (additional court services for policing strategy)		41	74
Children and Family Development (Child and Youth Mental Health Plan, and transition to governance authorities)		368	2,072
Energy and Mines (primarily oil and gas strategy)		26	26
Finance (One-Stop services and Registries for small business)		29	29
Forests (primarily Mountain Pine Beetle response, Filmon response, Forest Investment, and First Nations agreements)		303	323
Health Services (BC Ambulance Service)		113	165
Management Services (alternative service delivery)		(90)	(90)
Provincial Revenue (alternative service delivery)		(246)	(246)
Public Safety and Solicitor General (corrections, Filmon response and policing strategy)		77	123
Sustainable Resource Management (Land Title and Survey Authority)		(126)	(126)
Transportation (primarily rest area enhancement)		76	76
Water, Land and Air Protection (BC Conservation Corps)		69	75
Other ministry changes (net)	—	20	24
	(175)	660	2,525
Budget 2005 Updated Fiscal Plan	26,985	27,150	26,990	24,530

Taxpayer-supported Crown corporations and agencies:
Budget 2004 Fiscal Plan	3,940	3,930	3,910
Changes:
BC Assessment Authority	(10)	53	14
BC Buildings Corporation – outsourcing initiative	(31)	(6)	(10)
Tourism BC - increased operations	3	11	12
Organized Crime Agency - transfers to Combined Forces Unit	(45)	(76)	(76)
Other changes (net)	13	13	35
	(70)	(5)	(25)
Budget 2005 Updated Fiscal Plan	3,870	3,925	3,885	3,895

Children and Family Development Regional authorities:
Budget 2004 Fiscal Plan	—	400	2,400

Changes:
Children and Family Development governance authorities(1)	15	(255)	(1,860)
Budget 2005 Updated Fiscal Plan	15	145	540	3,050

Summary:
Ministries and special offices (CRF)	26,985	27,150	26,990	24,530
Taxpayer-supported Crown corporations and agencies	3,870	3,925	3,885	3,895
Regional authorities(1)	15	145	540	3,050
Budget 2005 Updated Fiscal Plan	30,870	31,220	31,415	31,475

(1)          Number of FTEs to be transferred and the timing of the transfers will be based on an assessment of authority readiness.

Ministries and special offices (CRF)

The 2005/06 FTEs projection for ministries and special offices is 27,150 FTEs – a net increase of 660 FTEs from last year’s fiscal plan. The increase reflects priorities in a number of areas, such as additional support for ambulance services, child and youth mental health, the response to the mountain pine beetle and the Filmon Firestorm Report, additional policing and corrections support and oil and gas strategies.

Approximately 3,000 FTEs within the Ministry of Children and Family Development were to be transferred to new governance authorities by 2006/07. Community Living BC is expected to assume full control over services to adults and children with developmental disabilities in the summer of 2005. The establishment of regional aboriginal authorities will occur in 2006/07, followed by regional authorities for non-aboriginal child and family services in 2007/08. The authorities will be considered established when they assume responsibility under legislation for the delivery of some or all services. Further information is available in the ministry’s service plan.

Taxpayer-supported Crown corporations and agencies

The 2005/06 taxpayer-supported Crown corporation and agency FTE projection is 3,925 – a decrease of 5 FTEs from last year’s fiscal plan. The reduction is primarily due to the impact of moving the Organized Crime Agency of BC Society under the umbrella of the Combined Forces Special Enforcement Unit, partially offset by increased operational requirements of Tourism BC and the BC Assessment Authority.

Capital Spending (1)

In addition to funding municipal and regional infrastructure delivered by local governments, the province also invests directly in capital infrastructure to provide services to the public and facilitate economic development. Provincial capital infrastructure investments are made through school districts, health authorities, post-secondary institutions, Crown agencies and ministries.

Taxpayer-supported capital spending

Taxpayer-supported capital spending includes capital infrastructure for school districts, health authorities, post-secondary institutions, taxpayer-supported Crown agencies, and ministries.

The capital spending numbers for health and education reflect the forecasts for health authorities, school districts and post-secondary institutions. Annual interest costs on capital related debt are also charged against government’s surplus.

Taxpayer-supported capital spending is projected to range from $2.8 billion in 2005/06 to $2.1 billion in 2007/08. Significant elements of this projected spending include the following:

(1) Capital investments are not included in the government’s annual surplus or deficit. In accordance with generally accepted accounting principles (GAAP), annual amortization expenses that recognize the estimated wear and tear of capital assets during the fiscal year are included in the government’s annual expenses instead of recording the full capital costs as they occur.

Table 1.17 Capital Spending

	2004/05		Budget
($ millions)	Budget Estimate	Updated Forecast	Estimate 2005/06	Plan 2006/07	Plan 2007/08
Taxpayer-supported
Education	604	791	855	633	588
Health	326	501	753	662	500
BC Transportation Financing Authority	500	579	586	645	535
Rapid Transit Project 2000	19	18	13	13	—
Vancouver Convention Centre Expansion Project	70	37	126	147	143
Columbia River power projects (1)	90	—	—	—	—
Government operating (ministries)	257	241	352	339	255
Other (2)	77	64	110	69	51
Total taxpayer-supported	1,943	2,231	2,795	2,508	2,072

Self-supported
BC Hydro	821	681	829	1,008	993
BC Transmission Corporation	—	—	37	82	32
Columbia River power projects (1)	—	90	38	34	142
BC Rail	17	31	22	6	—
ICBC (3)	66	38	46	36	30
BC Lotteries	75	104	60	60	60
Liquor Distribution Branch	12	12	30	21	13
Total self-supported commercial	991	956	1,062	1,247	1,270
Total capital spending	2,934	3,187	3,857	3,755	3,342

(1)          Joint ventures of the Columbia Power Corporation (CPC) and Columbia Basin Trust (CBT).  This capital spending has reverted to self-supported status.

(2)          Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, and BC Transit.

(3)          Includes ICBC Properties Ltd.

•                  A $1.5 billion program to seismically upgrade all at-risk schools in the province over fifteen years. This program will cover both structural and non-structural upgrading of school facilities. A long-term plan for the program will be established with school boards and the Ministry of Education.

•                  In addition to fully funding its share of annual costs for seat growth, the province is also providing almost $800 million in capital funding for infrastructure to accommodate seat growth, replace existing infrastructure and facilitate research activities throughout the post-secondary system. Examples of post-secondary projects included in projected capital spending are the University of Victoria Pacific Time Series Undersea Networked Experiment (NEPTUNE), the British Columbia Institute of Technology Sea Island expansion, the Selkirk College Castlegar Aviation Centre and the University College of the Cariboo Williams Lake replacement campus. Post-secondary institutions utilize own-source revenues in addition to provincial funding, to finance capital infrastructure.

•                  The Ministry of Health Services will also provide $735 million (including federal equipment funding) in capital grants to health authorities for new major construction and upgrading of existing health facilities, equipment, and clinical information systems over the next three years.

The ministry will be investing $66 million over three years to further the implementation of the Electronic Health Record. This includes leveraged funding of $30 million from Canada Health Infoway. Examples of major capital/equipment projects currently underway include: Abbotsford Regional

Hospital and Cancer Centre; Nanaimo Regional General Hospital – expansion to improve access to patient care, maternal programs and surgical services on Central Vancouver Island; Vancouver Cancer Centre – radiation therapy annex to accommodate two new and two replacement Linear Accelerators; Academic and Ambulatory Care Centre at Vancouver General Hospital; new academic space in teaching hospitals around BC including Prince George Regional Hospital, Victoria General Hospital and Royal Jubilee Hospital; Bulkley Valley District Hospital – Emergency Department and Diagnostic Imaging renovation; Whistler Health Centre – Emergency Department renovations; purchase of a new mobile magnetic resonance imaging machine (MRI) to serve Cranbrook, Trail and Penticton hospitals; and Picture Archiving Communication Systems in Northern, Interior and Fraser Health Authorities which allow digital images to be shared between hospitals/regions and radiologists. Some of these projects receive funding from various funding partners including Regional Hospital Districts and Foundations.

•                  Continued implementation of the transportation investment plan (see the topic box on page 58 for more information).

•                  The Vancouver Convention Centre Expansion Project (VCCEP). Capital spending for VCCEP on Table 1.17 is based on the total capital cost of the VCCEP, reflecting the funding provided by all partners; the province, Canada, and Tourism Vancouver. Table 1.18 shows the capital expenditures for the VCCEP associated with provincial financing only, which totals $230 million. Table 1.13 provides the timing and amount of provincial funding grants provided to the VCCEP. These grants are eliminated in the summary financial statements, so that only the total capital expenditures of the VCCEP are reported in the government financial statements.

Provincial capital infrastructure spending is financed through a combination of sources:

•                  cash balances;

•                  partnerships with the private sector (public-private-partnerships);

•                  cost-sharing with partners; and/or

•                  borrowing (debt-financing).

Chart 1.15 Capital financed through debt

Debt-financing continues to represent a significant source of financing for provincial capital spending, so the level of capital spending has a significant impact on projected provincial debt.

Self-supported capital spending

Total capital spending includes capital infrastructure for self-supported commercial Crown corporations.

Self-supported capital spending is projected to range from $1.1 billion in 2005/06 to $1.3 billion in 2007/08. The majority of this capital spending is for electrical generation, transmission and distribution projects carried out through BC Hydro and BC Transmission Corporation to enhance reliability, public safety and growing demand. In addition to the projects shown on Table 1.18, other examples of electrical generation, transmission and distribution projects included in self-supported capital spending are new substations in Maple Ridge and Langley, redevelopment of the Aberfeldie generating station, and seismic upgrades of the Coquitlam and Stave Falls dams.

Further details on provincial capital investments are shown in the service plans of ministries and Crown corporations.

Projects over $50 million

As required under the Budget Transparency and Accountability Act, major capital projects with multi-year budgets totaling $50 million or more are shown in Table 1.18. Annual allocations of the full budget for these projects are included as part of the provincial government’s capital investment spending shown in Table 1.17.

Over the next three years over $1 billion of provincial funding will be spent on major capital investments (greater than $50 million) including:

•                  $396 million for health care facilities including Vancouver General Hospital, the Academic Ambulatory Care Centre, and the Abbotsford Regional Hospital and Cancer Centre.

•                  $175 million for major transportation capital infrastructure. In addition, the Ministry of Transportation is investigating financial and project delivery options through P3s for improvements to Lower Mainland infrastructure; the Okanagan Lake Bridge in Kelowna; and the Trans Canada Highway in the Kicking Horse Canyon. Provincial funding for the RAV project is not included in the province’s capital spending, but is included in the transportation investment plan.

•                  $252 million for power generation and transmission capital projects by BC Hydro, BC Transmission Corporation and the Brilliant Expansion Power Corporation.

•                  $166 million for other projects including the Vancouver Convention Centre Expansion Project and tenant improvements for Surrey Central City (ICBC Properties Ltd.).

Table 1.18 identifies the provincial share of funding for major capital projects (over $50 million). However, total costs for some of these projects are higher as they are cost-shared with the federal government, municipal authorities or the private sector.

Table 1.18               Capital Expenditure Projects Greater Than $50 million(1)

			Estimated
($ millions)	Start Date	Forecast Completion Date	Cumulative Spending at Mar. 31, 2005(2) +	Spending 2005/06+	Spending 2006/07+	Spending 2007/08=	Cumulative Spending at Mar. 31, 2008	Total Project
								Budget(3)		Forecast (3)
Advanced Education facilities (4)
UBC – Life Sciences Centre	Apr. 2002	Mar. 2005	110	—	—	—	110	110		110
SFU – Surrey Central City Campus	Mar. 2004	Sept. 2007	40	13	16	1	70	70		70
Total advanced education			150	13	16	1	180	180		180
Health facilities (4)
Vancouver General Hospital, redevelopment project	Sept. 2000	Jan. 2007(5)	96	44	16	—	156	156		156
Academic Ambulatory Care Centre	Fall 2004	Summer/06	10	68	17	—	95	95		95
Abbotsford Regional Hospital and Cancer Centre	Fall 2004	Summer/08	45	106	126	19	296	316		316
Total health facilities			151	218	159	19	547	567		567
Transportation
Trans Canada Highway – 5 Mile (Yoho) Bridge	May 1999	Fall 2006	34	6	2	—	42	42	(6)	42	(6)
Nisga’a Highway	Aug. 1998	Fall 2005	43	9	—	—	52	52		52
Sea-to-Sky Highway	April 2003	Winter 2009	79	68	43	20	210	TBD	(7)	TBD	(7)
SkyTrain extension – phase 1	Sept. 1998	June 2006	1,080	14	13	—	1,107	1,167		1,107
Total transportation			1,236	97	58	20	1,411	1,261		1,201
Power generation
BC Hydro
– Seven Mile Dam safety improvements	June 1999	Mar. 2005	61	3	—	—	64	100		64
– Mica Dam – generator stator replacement	Feb. 2004	July 2009	5	10	16	19	50	52		63
– Peace Canyon Dam – generator stator replacement and rotor modification	Feb. 2004	July 2009	1	8	15	16	40	64		64
BC Transmission Corporation
– System control centre modernization project	Feb. 2005	Apr. 2009	13	23	74	23	133	134		134
Brilliant Expansion Power Corporation (8)
– Brilliant Dam power expansion	Oct. 2002	Aug. 2006	160	26	19	—	205	205		205
Total power generation			240	70	124	58	492	555		530
Other
ICBC Properties Ltd.
– Surrey Central City Mall Ltd.	Sept. 1999	Dec. 2005 (9)	247	16	6	—	269	312		269
Vancouver Convention Centre Expansion Project	2003	2008	48	50	44	50	192	230		230	(10)
Total other			295	66	50	50	461	542		499

(1)

Amounts in this table only represent provincial spending on projects that have been approved by Treasury Board and/or Crown corporation boards. Ministry service plans may report amounts that include funding from other sources, and they may include projects that still require final approval.

(2)	Total expenditures since commencement of each project.
(3)	Represents sum of annual budgeted expenditures to complete each project.
(4)	Amounts shown exclude interest costs incurred during construction.
(5)	Individual components were completed starting in December 2000 and will continue to be completed before the end of the overall project.
(6)	Amount represents the provincial portion of this cost-shared project with the federal government. Total project budget is $65 million.
(7)	The provincial and private sector portions of this cost-shared project are to be determined. Total project cost is estimated at $600 million.
(8)	A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.
(9)	The base building was substantially completed in January 2003; however, work to prepare space for new tenants is still required.
(10)	Amount represents the provincial portion of this cost-shared project with the federal government and the tourism industry.

Provincial Debt

In 2004/05, provincial debt is forecast to decrease by $1.7 billion to total $36.1 billion, $3.3 billion below budget. In 2005/06, total provincial debt will increase $1.2 billion from the 2004/05 updated forecast to total $37.3 billion. The 2005/06 change reflects:

•                  a $185 million decrease in government direct operating debt (resulting from cumulative deficits/surpluses of the consolidated revenue fund);

•                  a $1.2 billion increase in taxpayer-supported debt mainly to finance net capital requirements;

•                  a $194 million increase in commercial Crown corporation debt, mainly to fund power generation and transmission capital projects by BC Hydro and BC Transmission; and

•                  a $100 million increase in the forecast allowance to mirror the $400 million income statement forecast allowance.

Over the following two years, government direct operating debt is forecast to decrease $1.2 billion reflecting continued surpluses. Other taxpayer-

Table 1.19   Provincial Debt Summary (1)

	2004/05		Budget
($ millions unless otherwise indicated)	Budget(2)	Updated Forecast	Estimate 2005/06	Plan 2006/07	Plan 2007/08
Taxpayer-supported debt
Provincial government direct operating debt	16,558 (3)	14,175	13,990	13,633	12,744
Other taxpayer-supported debt (mainly capital)
Education (2)	6,901	6,796	7,273	7,837	8,300
Health (2)	2,479	2,393	2,755	3,103	3,318
Highways and public transit	5,018	4,527	4,867	5,219	5,542
Other (4)	1,159	722	703	687	669
Total other taxpayer-supported debt	15,557	14,438	15,598	16,846	17,829
Total taxpayer-supported debt	32,115	28,613	29,588	30,479	30,573
Self-supported Commercial Crown corporations and agencies debt	7,180	7,150	7,344	7,819	8,476
Total debt before forecast allowance	39,295	35,763	36,932	38,298	39,049
Forecast allowance (5)	100	300	400	450	550
Total provincial debt	39,395	36,063	37,332	38,748	39,599

Debt as a per cent of GDP
Provincial government direct operating	11.3%	9.1%	8.6%	8.0%	7.2%
Taxpayer-supported	21.8%	18.5%	18.2%	18.0%	17.3%
Total provincial	26.8%	23.3%	23.0%	22.9%	22.4%
Taxpayer-supported debt per capita ($)	7,674	6,819	6,982	7,118	7,064
Taxpayer-supported interest bite (cents per dollar of revenue)	6.4	5.2	5.5	5.7	5.8

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)	Restated to reflect a change in accounting policy for the defeasance of debt (budget estimate is reduced by $57 million).
(4)

Includes taxpayer-supported Crown corporations and agencies, other fiscal agency loans, student assistance loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

(5)

Reflects the operating statement forecast allowance for each year (amounts are not cumulative). Since it is unknown as to which agency would require this debt, the borrowing allowance is shown as a separate item over the plan.

supported debt will increase $2.2 billion to finance capital requirements. Self-supported debt will increase $1.1 billion, mainly to fund power generation and transmission projects.

The debt forecast assumes a forecast allowance of $400 million in 2005/06, $450 million in 2006/07 and $550 million in 2007/08 to mirror the operating statement forecast allowance. Should the government not require this allowance, projected debt levels under the fiscal plan would be lower by the amount of the forecast allowance for each year.

The government direct operating debt to GDP ratio is forecast to steadily decline from 9.1 per cent of GDP to 7.2 per cent of GDP by 2007/08, reflecting on-going surpluses over the three year fiscal plan.

The ratio of taxpayer-supported debt, which excludes commercial Crown corporations and other self-supported debt, to GDP is a key measure often used by financial analysts and investors to assess a province’s ability to repay debt. Consistent with government’s strategic plan commitment the taxpayer-supported debt to GDP ratio falls over the three year plan, keeping debt affordable for future generations of British Columbians. In 2005/06 taxpayer-supported debt is forecast to decrease to 18.2 per cent of GDP, 18.0 per cent of GDP in 2006/07 and 17.3 per cent of GDP in 2007/08. The change from the Budget 2004 forecast reflects a $3.5 billion improvement in taxpayer-supported debt in 2004/05, operating surpluses over the next three years and higher GDP forecasts. Taxpayer-supported interest costs are expected to rise to 5.8 cents per dollar of revenue by 2007/08, due to higher interest rates and increased taxpayer-supported capital debt.

Table 1.20   Provincial Financing

($ millions)	Debt (1) Outstanding at March 31, 2004		2004/05 Debt Change	Forecast Debt (1) Outstanding at March 31, 2005	2005/06 Transactions			Estimated Debt (1) Outstanding at March 31, 2006
					New Borrowing(2)	Retirement Provision(3)	Net Change
Taxpayer-supported debt
Provincial government direct operating	15,694	(4)	(1,519)	14,175	825	1,010	(185)	13,990
Education (5)	6,520		276	6,796	825	348	477	7,273
Health (5)	2,215		178	2,393	489	127	362	2,755
Highways and public transit	4,880		(353)	4,527	907	567	340	4,867
Other debt (6)	718		4	722	62	81	(19)	703
Total taxpayer-supported debt	30,027		(1,414)	28,613	3,108	2,133	975	29,588
Self-supported debt Commercial Crown corporations and agencies	7,739		(589)	7,150	712	518	194	7,344
Forecast allowance	—		300	300	100	—	100	400
Total provincial debt	37,766		(1,703)	36,063	3,920	2,651	1,269	37,332

(1)          Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest.  Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)          New long-term borrowing plus net change in short-term debt.

(3)          Sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

(4)          Restated to reflect a change in accounting policy for the defeasance of debt (2003/04 balance is reduced by $60 million).

(5)          Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH) and debt directly incurred by these entities.

(6)          Includes taxpayer-supported Crown corporations and agencies, other fiscal agency loans, student assistance loans, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

Table 1.20 summarizes the provincial financing plan for 2005/06. New borrowing of $3.9 billion is anticipated, of which $2.6 billion will be used to replace maturing debt and $1.3 billion will be used for capital and financing requirements.

Further information on provincial debt can be found in the topic box on page 55 and additional details on the debt outstanding for government, Crown corporations and agencies are provided in Appendix Tables A15 and A16.

Risks to the Fiscal Plan

The risks to the fiscal plan stem mainly from changes in factors that government does not directly control. These include:

•                  Assumptions underlying revenue and Crown Corporation and agency forecasts such as economic factors, commodity prices and weather conditions.

•                  The outcome of litigation, arbitrations, and negotiations with third parties, such as the softwood lumber dispute.

•                  Utilization rates for government services such as health care or employment assistance.

In addition, changes in accounting treatment or revised interpretations of GAAP could have material impacts on the bottom line.

Table 1.21 summarizes the approximate effect of changes in some of the key variables on the surplus. However, individual circumstances and interrelationships between the variables may cause the actual variances to be higher or lower than the estimates shown in the table. For example, a decrease in natural resource revenues may be offset by an increase in commercial Crown corporation incomes; or as occurred in 2003/04, an increase in the US/Cdn exchange rate can be largely offset by higher commodity prices.

The experience of the 2003/04 fiscal year also demonstrated the tendency for negative fiscal shocks – forest fires, floods, BSE, equalization revenue losses – to be offset by positive variances in other areas – commercial Crown corporation incomes, taxation and energy revenues, and other improvements.

Table 1.21     Fiscal Sensitivities

Variable	Increases of:	Fiscal Impact ($ millions)
Nominal GDP	1%	$150 – $250
Lumber prices (US$/thousand board feet)	$50	$80 – $140
Natural gas prices (Cdn$/gigajoule)	50 cents	$120 – $170
Wage and compensation rates	1%	-$160
US exchange rate (US cent/Cdn $)	1 cent	-$25 to -$40
Interest rates	1 percentage point	-$130

In 2003/04, the $500 million forecast allowance was not needed, as the positive effects more than offset the negative fiscal shocks.

By contrast, the 2001/02 fiscal year saw an unexpectedly sharp decline in the economy, as the US went into recession and travel between nations was severely impacted by the aftermath of September 11. In this year, $300 million of the $500 million forecast allowance was used in meeting the bottom line target.

Contingency Vote

A $270 million contingency vote is included in each of 2005/06 and 2006/07 to handle budget overruns by ministries arising from external or unpredicted circumstances or forecast variances. The contingency vote is increased to $310 million in 2007/08 reflecting a $40 million allocation of the $140 million 2010 Olympics contingency budget as part of government’s $600 million commitment to the 2010 Games.

Forecast Allowance

In 2005/06, the government continues to build a forecast allowance into the bottom-line to act as a cushion against possible deterioration in revenue or other forecasts, and thus increase the certainty of meeting the balanced budget targets established in the fiscal plan.

A forecast allowance of $400 million is included in the 2005/06 budget. This forecast allowance has the explicit effect of reducing the expected surplus from the government’s most likely forecast of $620 million in 2005/06 to a more conservative budget surplus of $220 million. The explicit nature of the adjustment to the surplus flows from the Budget Transparency and Accountability Act that requires disclosure of adjustments to the most likely fiscal result.

A corresponding $400 million borrowing allowance has also been included in the provincial debt forecast for 2005/06, increasing the total debt forecast by $400 million compared to the most likely forecast.

Forecast allowances for the 2006/07 and 2007/08 fiscal years have been increased since the first Quarterly Report in September 2004, and now rise to $450 million for 2006/07 and $550 million for 2007/08. The higher forecast allowances reflect increased risks to the surplus arising from continued high energy prices, and from spending pressures from future public sector wage settlements.

Combined with the forecast surpluses, the total cushion protecting the balanced budget plan against economic, revenue and other forecast risks is $890 million in 2005/06, $920 million in 2006/07 and $1,060 million in 2007/08. The size of these cushions is consistent with the recommendations made by the Fiscal Review Panel in July 2001.

Chart 1.16 Cushions to protect balanced budget plan

SUCH Sector

SUCH sector forecasts have been provided by management of the various organizations based on broad policy assumptions provided by the Ministries of Health Services and Advanced Education. Forecasts for the combined schools districts have been compiled by the Ministry of Education based on the requirements of the School Act and the amounts of block funding included in the budget. Every effort has been made to ensure that the financial information is compiled in a manner consistent with GAAP as financial information is converted from that provided by the sectors to align with the accounting policies of the government reporting entity. While the lead financial officers and chairs of the board for the health authorities, universities, colleges and institutions have signed off on the reasonableness of these forecasts, final plans are still subject to formal approval of their Boards, as well as approval by School District boards. Final approved plans may therefore differ from the management forecasts included in the budget.

Revenue

The revenue forecast contained in the fiscal plan is based on the economic forecast detailed in Part 3: British Columbia Economic Review and Outlook. Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A10.

The main areas that may affect the revenue forecast are:

•                  B.C.’s overall economic performance;

•                  exchange rate and commodity prices, especially natural gas, lumber, electricity, and coal prices;

•                  the outcome of the softwood lumber dispute with the US;

•                  water levels in the BC Hydro system;

•                  finalization of promised federal funding for child care. Depending on timing and mechanisms used to provide funding, this could lead to an estimated $650 million over 5 years (see the topic box on page 65 for more information). However this would have no impact on the bottom line, since the province would commit these revenues to matching amounts of spending on child care;

•                  final details of the federal health transfers flowing from the First Minister’s Meeting of September 2004 that may affect the accounting treatment and annual amounts of revenues and consequently the spending plans of the Ministry of Health Services; and

•                  finalization of the mechanism for allocating fixed annual amounts of federal equalizations transfers among provinces. The federal government is establishing an independent panel to advise on mechanisms that may assist in allocation between provinces. The federal government expects to finalize the apportionment between provinces before March 31, 2006. Depending on the mechanism used, BC may receive a portion of these transfers in 2006/07 and 2007/08.

Crown corporations and agencies have provided their own forecasts that were used to prepare the fiscal plan, as well as their statements of assumptions. The boards of those corporations and agencies have included these forecasts, along with further details on assumptions and risks, in the service plans being released with the budget.

The fiscal plan does not assume or make allowance for extraordinary adjustments other than those noted in the assumptions provided by the Crown corporations and agencies. Factors such as electricity prices, water inflows into the BC Hydro system, accident trends, interest/exchange rates, decisions of an independent regulator, or pending litigation could significantly change actual financial results over the forecast period. In particular, final rulings by the independent BC Utilities Commission on rate increases for BC Hydro and ICBC could lead to different customer rate increases than those assumed here.

New decisions or directions by Crown corporation or agency boards of directors may result in changes to costs and revenues due to restructuring, valuation allowances and asset write-downs, or gains and losses on disposals of businesses or assets.

In situations where revenue could benefit as a result of a negotiated or litigated settlement, no revenue increases have been assumed except where a published agreement is available. Specifically no assumptions have been made as to potential benefits from a resolution of the softwood lumber dispute with the US. Additionally, due to uncertainty as to the precise conditions and accounting treatment of BC’s share of federal Child Care funding signaled in the federal throne speech, or the New Deal plan for gas-tax sharing announced in February 2005, no additional federal transfers have been included in Budget 2005.

Spending

The spending forecast contained in the fiscal plan is based on ministry and taxpayer-supported Crown corporation and agency spending plans and strategies, as well as SUCH sector forecasts. Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A11 and in ministry service plans. The main spending issues follow.

Public Sector Compensation

The current ‘net-zero’ compensation mandate that has been in place since January 2002 will continue until March 31, 2006. This mandate has recognized that BC public sector wages continue to be among the highest in the country and sixty eight agreements covering approximately 70 per cent of all employees, have been concluded under this mandate.

As the next mandate is still under development, no specific compensation increase has been included in the fiscal plan, placing a potential pressure on the surplus and forecast allowance in 2006/07 and 2007/08.

With an annual compensation bill of about $15 billion for taxpayer supported entities, and an additional $1 billion in commercial Crown corporations, a hypothetical 1 per cent annual increase in each of 2006/07 and 2007/08 could cost approximately $160 million in 2006/07, and $320 million in 2007/08.

Demand-driven Programs

The government funds a number of demand-driven programs such as Pharmacare, K-12 education, student financial assistance and income assistance. The budgets for these programs reflect the best estimate of demand and other factors such as price inflation. If demand is higher than estimated, this will result in a spending pressure to be managed.

Public Sector Program Delivery

The vast majority of government-funded services are delivered through third party delivery agencies that provide programs such as acute and continuing health care, K-12 education, post-secondary education, and community social services. All of these sectors face cost pressures in the form of program demand and non-wage inflation.

The provincial government has implemented legislative changes to provide public sector delivery agencies with greater flexibility to determine how they will deliver services. The lower cost structure made possible by the legislative changes and upcoming accountability contracts with public sector delivery agencies is reflected in this plan. If public sector delivery agencies are unable to achieve the estimated savings, budgetary pressures could arise.

Treaty Negotiations

The government is committed to negotiating affordable, working treaties with First Nations that provide certainty regarding ownership and use of provincial Crown land and resources. The province has concluded Agreements-in-Principle with the Lheidli T’enneh, Maa-nulth, Sliammon, Snuneymuxw and Tsawwassen First Nations and is seeking to reach early Final Agreements with these First Nations and the federal government. The province will therefore focus resources on key opportunities in order to reach final settlements with these First Nations and Canada. Outcomes of negotiations may ultimately affect the economic outlook and the fiscal plan when settlements are concluded.

Capital Risks

The capital spending forecasts assumed in the fiscal plan may be affected by various factors including:

•                  weather and geotechnical conditions causing project delays or unusual costs;

•                  changes in market conditions, including service demand, inflation, borrowing costs and wage settlements;

•                  the outcome of environmental impact studies;

•                  the accuracy of capital project forecasts;

•                  the successful negotiation of cost-sharing agreements with other jurisdictions; and

•                  the success of public-private sector partnership negotiations.

Unfunded Liabilities

The College, Public Service, Teachers and Municipal Pension Plans – the four major public service plans – are joint trusteeship plans. In the event that a plan deficit is determined by an actuarial evaluation, the pension boards are required to address it by contribution adjustments or other means. Any unfunded liabilities (funding basis) are therefore expected to be short term in nature. For example, the most recent actuarial valuation of the Municipal Pension Plan indicated a $789 million liability (funding basis), which is expected to be addressed by an increase to contribution rates of 1.98 per cent to be shared equally by members and employers effective July 1, 2005.

Catastrophes and Disasters

The spending plans for the Ministries of Forests and Public Safety and Solicitor General include amounts to fight forest fires and deal with other emergencies such as floods and blizzards. These amounts are based on historical averages of actual spending and on conditions of normal to moderate severity. Extreme occurrences may affect expenses in these ministries and those of other ministries.

Pending Litigation

The spending plan for the Ministry of Attorney General contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims and related costs of settlements likely to be incurred. These estimates are based on a historical ten-year average of actual spending. Litigation developments may occur that are beyond the assumptions used in the plan (for example, higher-than-expected volumes, or size of claim amounts and timing of settlements). Various legal actions may also establish precedents requiring minimum service levels in various areas of provincial jurisdiction. These developments may also affect expenditures in other ministries.

One-time Write-downs and Other Adjustments

Ministry budgets provide for anticipated levels of asset or loan write-downs where estimates can be reasonably predicted. The overall spending forecast does not make allowance for extraordinary items other than the amount provided in the contingency vote.

Provincial Debt

The provincial government along with its Crown corporations and agencies provides services and capital infrastructure to support the social and economic programs needed for maintaining and enhancing the quality of life in British Columbia. Funding for these programs is mainly derived from government revenue. When revenues are not sufficient to offset the cost of its initiatives, government obtains financing from outside sources mainly through debt issuances that are to be repaid on future dates.

Borrowing for operations is required to finance deficits and to meet other working capital requirements such as loans and advances or changes in accounts receivable/payable. This type of debt (government direct operating debt) grows during periods of deficits, but declines with surpluses. There is not a dollar for dollar relationship between changes in direct operating debt and the surplus or deficit because of changes in other balance sheet items, such as cash balances, loan receivables and other accounts receivables/payables.

Borrowing for capital projects finances the building of schools, hospitals, roads and other social and economic assets. As these investments provide essential services over several years, the government, like the private sector, borrows to fund these projects and amortizes the costs over the assets’ useful life.

Provincial debt is reported using two basic classifications (see Chart 1):

•                  Taxpayer-supported debt includes government direct debt, which is incurred for operating and capital purposes, and the debt of those Crown corporations and agencies that require an operating or debt service subsidy from the provincial government or that are fully consolidated in the summary financial statements. The SUCH sector – school districts, universities, colleges and institutes, and health-care organizations – is also included in this category.

•                  Self-supported(1) debt mainly includes commercial Crown corporations and agencies that generate sufficient revenues to cover interest costs and make principal repayments, and may pay dividends to the province. As a result commercial Crown corporation debt is acquired primarily to finance capital projects.

Chart 2 shows that debt levels have risen sharply over the past decade mainly to finance deficits and capital spending. Beginning in 2004/05 the government is now forecasting operating surpluses that can be used to offset borrowing requirements – however, absolute debt levels will rise to finance capital projects through March 31, 2008.

(1)          Also includes the warehouse program that is used to take advantage of borrowing opportunities in advance of requirements. These funds are invested at market rates until they are allocated to the province or its Crown corporations and agencies.

Calculating provincial debt forecasts

Numerous factors are taken into consideration when calculating provincial debt forecasts including:

•                  Operating results on a cash basis – the operating statement forecast is adjusted to back out non-cash items included in the surplus, for example annual non-cash amortization expenses.

•                  Capital spending – Capital projects may be funded through surpluses, contributions from outside of the government reporting entity (eg federal government), working capital, public-private partnership agreements, or direct borrowing. Some public-private partnerships may result in a liability included in the debt forecast, although it is not a market borrowing. For direct borrowings, the debt forecast reflects the actual cash requirements to fund capital investment.

•                  Working capital and financing transactions – cash flows and thus debt forecasts are affected by other transactions that are not included in the operating statement. These include debt refinancing; loans and investments; borrowing in advance of requirements; and changes in accounts receivable/payable. Debt also includes debt guarantees (which are not borrowings and do not pay interest), such as third party loan guarantees provided by the Homeowner Protection Office, to more closely match the reporting definitions used by the rating agencies.

•                  Debt forecast allowance – total provincial debt includes a forecast allowance to mirror the operating statement forecast allowance.

Reconciliation of Surplus to Change in Debt

In general, the change in debt will not equal the surplus as debt is required to finance capital spending in excess of non-cash amortization costs included in the surplus, and due to other working capital sources/requirements which are changes in balance sheet items such as cash balances, loan receivables and other accounts receivables/payables and do not form part of the surplus.

Table 1 provides a reconciliation of the surplus versus the change in debt. In 2004/05, the forecast reduction in debt exceeds the forecast surplus mainly due to:

•                  other working capital sources including the early repayment of the BC Ferry Services loan receivable; and

•                  lower commercial crown corporation debt resulting from the pay-down of BC Rail debt;

•                  partially offset by the impact of capital spending in excess of amortization.

Table 1 Reconciliation of Surplus to Change in Total Provincial Debt

($ millions)	2004/05	2005/06	2006/07	2007/08
Surplus	1,440	220	200	200
– Add back: non-cash amortization included in surplus	1,355	1,395	1,406	1,431
– Taxpayer-supported capital spending	(2,231)	(2,795)	(2,508)	(2,072)
– Net (increase)/decrease in commercial Crown debt (mainly for capital purposes)	589	(194)	(475)	(657)
– Other sources/(requirements) (eg: cash, accounts receivables/payables)	598	133	(35)	252
– Changes in debt guarantees	(48)	(28)	(4)	(5)
Decrease/(Increase) in Total Provincial Debt	1,703	(1,269)	(1,416)	(851)

In the updated fiscal plan, debt increases despite expected surpluses mainly due to the impacts of capital spending in excess of amortization, and higher commercial crown debt incurred for capital investments.

Debt remains affordable

With the surplus in 2004/05, and forecast surpluses over the next three years, government direct operating debt, the debt resulting from cumulative historical deficits, is forecast to decline by $1.5 billion and will steadily decline over the next three years resulting in a further cumulative reduction of $1.4 billion by 2007/08.

To meet the transportation, health and education infrastructure needs of a growing economy and replace and upgrade existing infrastructure in the health and education sectors, significant capital investments are planned over the coming years. These investments will result in additional debt, however they also fit within the overall government strategic objective of lowering the taxpayer-supported debt-to-GDP ratio each year. This ensures that the necessary investments are made in an affordable, sustainable manner. Chart 3 shows that the government direct operating debt, taxpayer-supported debt and total provincial debt-to-GDP ratios decline over the three-year plan and that the debt burden remains affordable.

Bond rating agencies

Bond rating agencies provide independent and globally consistent opinions about the credit quality of individual debt instruments or of an issuer’s general credit worthiness. The rating assigned to an entity measures the risk of default over the life of a debt issuance.

Each year, BC’s financial outlook, fiscal policy and debt position is evaluated by three separate rating agencies – Moody’s Investors Service, Standard and Poor’s and Dominion Bond Rating Service. Each agency assigns a rating to the province following their evaluation. A credit rating affects the borrower’s debt servicing costs and the investor’s rate of return since an investor will demand a higher interest rate on a higher-risk, lower-rated security.

Table 2 shows the relative inter-provincial credit ratings. Since Budget 2004, Standard & Poor’s upgraded BC’s credit rating to AA from AA- and Moody’s Investor Service and Dominion Bond Rating Service have improved the debt rating outlook to positive from stable recognizing the improved fiscal outlook, BC’s record for meeting annual budget targets and the low taxpayer-supported debt burden relative to other provincial jurisdictions.

Table 2 - Interprovincial Comparison of Credit Ratings, February 2005

Rating Agency(1)
Province	Moody’s Investors Service	Standard and Poor’s	Dominion Bond Rating Service
British Columbia	Aa2 (positive)	AA	AA (Low) (positive)
Alberta	Aaa	AAA	AAA
Saskatchewan	Aa3	AA-	A (positive)
Manitoba	Aa2	AA-	A (High)
Ontario	Aa2	AA	AA (negative)
Quebec	A1 (positive)	A+	A (positive)
New Brunswick	Aa3	AA-	A (High)
Nova Scotia	A2	A	A (Low)
Prince Edward Island	A2	A	A (Low)
Newfoundland	A3	A-	BBB

(1)          The rating agencies assign letter ratings to borrowers.  The major categories, in descending order of credit quality are: AAA/Aaa; AA/Aa; A; BBB/Baa; BB/Ba; and B.  The “1”, “2”, “3”, “high”, “low”, “+”, and “-” modifiers show relative standing.  In addition, the agencies an outlook descriptor either “positive”, “stable” or “negative”.  For purposes of the above table only those with outlooks which are either positive or negative have been noted, in all other cases the outlook is stable.

Looking forward

Government intends to continue its focus on effective and affordable debt management through the following measures:

•                  use surpluses to continue paying down government direct operating debt;

•                  continued use of forecast allowances and the contingency vote to help ensure fiscal targets are met;

•                  review management of cash balances; and

•                  through on-going review and diligent management of capital spending, ensure the appropriate utilization of capital resources; and a sustainable relationship between operating and capital budgets.

Transportation Investment Plan

British Columbia: The Pacific Gateway

British Columbia’s transportation network is vital in developing the provincial economy over the next decade. Under the BC Ports Strategy, expanding the capacity and capability of the existing port terminal, rail and road systems are key elements to enhancing the province’s potential as a gateway to and from international markets. As well, investments to help remove traffic congestion, ensure road safety, promote alternatives to road use and improve airport facilities are also key to developing BC as a desired tourism and recreation destination.

Under the Pacific Gateway initiative, the transportation investment plan and ports strategy together will help to further develop the province as a gateway to the world and the world’s gateway into British Columbia.

Transportation Investment Plan

Budget 2005 updates and builds on the three-year transportation investment plans that were announced in the last two budgets. Amongst other priorities, the plan focuses on:

• improving road safety and reliability;

• expanding BC as a trade gateway to the world; and

• revitalizing the BC economy through a more-efficient, cost-effective and competitive transportation system.

Over the next three years, the updated transportation plan provides:

• $2 billion of additional provincial investment in transportation infrastructure; and

• $1.3 billion of additional investment leveraged through federal cost-sharing and partnerships

Transportation Investment Plan

($ millions)	2004/05 Update	2005/06	2006/07	2007/08	3-Year Total
New fuel tax revenues	215	222	228	235	685
Additional provincial investments:
– Rehabilitation(1)	—	146	146	146	438
– Interior and rural side roads	75	75	75	75	225
– Airports and ports	15	12	10	10	32
– Border crossing infrastructure	36	45	14	20	79
– Okanagan Valley corridor and Okanagan Lake bridge	37	34	26	28	88
– Highway 1– Kicking Horse Canyon	15	11	8	7	26
– Gateway initiatives (provincial share)	43	50	143	98	291
– Sea-to-Sky highway (provincial and partner shares)(2)	63	69	154	94	317
– Oil and gas roads	31	32	—	—	32
– Other highway corridors and projects	136	101	79	84	264
– Richmond-Airport-Vancouver Rapid Transit Project	53	82	—	118	200
Total provincial investment	504	657	655	680	1,992
Investments funded through contributions from other partners
– Richmond-Airport-Vancouver Rapid Transit Project (contributions from the federal government; Greater Vancouver Transportation Authority; Vancouver Airport Authority; and private sector partner	62	232	457	455	1,144
– Border crossing infrastructure (federal contribution)	23	21	18	22	61
– Other contributions to projects	22	21	4	112	137
Total investments funded through contributions from other partners	107	274	479	589	1,342

(1)               Excludes $146 million of rehabilitation spending in 2004/05, as this was already included in the previous 2002/03 plan.

(2)               Includes share financed by P3 partner but for accounting purposes is included as part of provincial debt ($185 million over the 3 years 2005/06 - 2007/08).

  with the private sector, local governments and other agencies.

Key elements of the plan include:

•    inclusion of the estimated three-year funding commitments to the $1.7 billion ($ 2003) Richmond-Airport-Vancouver rapid transit project (RAV) by the provincial, federal, local, airport authority and private funding agencies – the total provincial commitment to this multi-year project is $435 million;

•    acceleration of cost-shared Gateway initiatives to enhance the movement of goods to and from seaports, airports and inter-modal terminals in the Lower Mainland;

•    cost-shared border infrastructure investments to reduce delays for the trucking industry and improve security;

•    continuation of major improvements to the Sea-to-Sky Highway; and

•    investments to further improve road access for the oil and gas industry.

Transportation Investment Plan – Financing

The transportation investment plan is administered through the BC Transportation Financing Authority (BCTFA) and is based on the following principles:

• the province will dedicate revenue or other funding sources to finance its contributions;

• federal cost-sharing will be secured on all eligible projects and programs;

• additional transportation investment will be leveraged through partnerships with private partners; and

• provincial spending on new transportation investments will not increase taxpayer-supported debt of the BCTFA above $3.4 billion.

Since Budget 2004, a number of developments have been incorporated into the plan, such as the provincial commitment to the RAV project, accelerated Gateway initiatives and other priorities. In addition, the portion of the costs of the Sea-to-Sky Highway financed by the private sector is being included in the debt of the BCTFA under accounting policy requirements. These changes require additional provincial funding to support the transportation investment plan.

The larger-than-expected surplus in 2004/05 has allowed the government to make a number of strategic choices. These include paying down government direct operating debt while also reinvesting some of the surplus into long-lasting transportation investments over the longer term.

Last year’s transportation investment plan had already assumed the recent $200 million of BC Rail proceeds distributed to the BCTFA in November 2004.  To help finance additional capital investments in the updated three-year plan, a further $550 million will be dedicated to the BCTFA from the 2004/05 surplus.  Together, these investments totaling $750 million will help ensure that the transportation investment plan remains fully funded over the next three years.

In order to transfer part of the government’s surplus to the BCTFA in 2004/05, the Ministry of Transportation will be requesting a Supplementary Estimate to provide a one-time capital assistance grant of $550 million to be used by the BCTFA to reduce its capital debt requirements in 2004/05 and 2005/06. The effect of this grant, and of the earlier BC Rail distribution, will have no impact on the government’s summary accounts bottom line, as the grant and distribution expenses will result in an offsetting revenue gain to the BCTFA.

Over the longer term, the government will be reviewing the transportation investment plan and if necessary, will make adjustments to ensure that the plan remains affordable.

Further information on the transportation investment plan can be found on the Ministry of Transportation website at: www.gov.bc.ca/tran/.

Outlook for Oil and Gas Prices in British Columbia

The petroleum industry is one of BC’s biggest success stories. In 2003, industry invested approximately $3.8 billion in BC, and is forecast to contribute over $1.8 billion in government revenues from royalties, resource tax and tenures in 2004/05.

The northeast area of BC is the only area of the province currently producing commercial quantities of oil and gas. However, considerable natural gas and oil potential remain in other areas of the province.

Government Initiatives

A number of economic fundamentals have contributed to the rapid growth of the BC oil and gas industry over the last three years. These include higher natural gas prices and strong North American demand for energy – natural gas in particular, despite high prices. In addition, a number of government initiatives specifically designed to promote BC’s oil and gas potential have contributed to a positive investment climate.

The topic box in Budget 2004 detailed BC’s oil and gas resources and the Oil and Gas Development Strategy.

Further strategies and initiatives to be implemented over the next year include:

• a net profit royalty scheme and a new tight gas royalty to promote development of unconventional and remote resources in BC;

• continuation of the Resource Road Royalty Credit program which is expected to facilitate up to $60 million in road construction;

• up to $12 million expansion related to the Oil and Gas Training Centre of Excellence;

• staged updates to the Producer Cost of Service allowance(1); and

• increased oil and gas related research funding.

Source: Oil and Gas Commission

Industry response and market trends

The oil and gas industry has responded quickly and positively to market signals and government initiatives. In 2004, 1,277 wells were drilled, up 22 per cent from 2003 and almost double the 2002 activity. After rising 4.8 per cent in 2004/05, natural gas production is forecast to increase 4.0 per cent in 2005/06 and 3.2 per cent in 2006/07.

Natural gas is an important element in the total North American energy picture, and it influences and is influenced by other energy sources. After more than doubling over the last decade, natural gas prices have remained high, inducing more

(1) The producer cost of service reduces government’s royalty to account for the producers’ costs of transporting the crown share of natural gas from the well to the plant inlet.

exploration and production throughout North America. Nonetheless, continental prices have increased as demand outstripped new production. US natural gas production estimates for 2005, range from flat (US Energy Information Administration) to declining production (Lehman Brothers – Cambridge Energy Research Associates), compared to approximately 1.0 per cent demand growth estimates. The North American natural gas supply-demand situation is expected to remain tight, supporting continued high prices. New natural gas sources (unconventional, frontier, or Liquefied Natural Gas) are not expected to be significant enough to have a meaningful impact on natural gas supply and prices in the near future.

Natural Gas Prices

Source: BC Ministry of Energy and Mines

Crude oil prices have increased steadily since December 2001, reflecting strong demand growth worldwide, particularly in China and other developing countries. Other contributing factors include a tight supply situation, concerns about economic and political situations in the Middle East, Venezuela, Nigeria, and the former Soviet Union, and recent supply disruptions caused by weather events (Hurricane Ivan). The future path of crude oil prices is a key uncertainty facing global energy markets.

Increases in crude oil and natural gas prices have generated some substitution to other energy sources - like coal or electricity – but not all consumers can easily or efficiently switch. Coal and electricity prices have also increased over the last three years, influenced by the interdependence among energy sources. For example, as an increasing amount of electricity supply is generated from natural gas fired plants, electricity prices will be influenced by natural gas price swings.

Government revenue from energy and mineral sources is forecast to be over $2.0 billion annually in the 2004/05 to 2007/08 period as the forecast assumes continued tight supply and strong demand, resulting in higher prices over the forecast horizon.

BC royalty revenues are very sensitive to natural gas prices. A price change of C$0.50 per gigajoule results in a $120 million to $170 million revenue change. The Ministry of Energy and Mines uses private and public organizations as well as internal analysis to forecast natural gas prices. As shown in the attached table, BC’s royalty price forecast is based on averages of private sector forecasts, adjusted for:

(1) conversion from market hub to Canadian dollars per gigajoule at plant inlet; and

(2) conversion from calendar year basis to fiscal year basis.

The ministry’s forecast is selected to be in line with these averages.

Natural Gas Price Forecasts

	2004	2005	2006	2007	2008
Private Sector Forecasts (calendar year)

GLJ HH US$/MMBtu (Jan 05)	6.06	6.20	6.00	5.75	5.50
Sproule HH US$/MMBtu (Jan 05)	6.53	7.32	7.03	6.41	5.78
GLJ Alberta AECO-C Spot CDN$/MMBtu (Jan 05)	6.78	6.60	6.35	6.15	6.00
Sproule Alberta AECO-C Spot CDN$/MMBtu (Jan 05)	6.83	7.66	7.32	6.60	5.84
GLJ Sumas Spot US$/MMBtu (Jan 05)	6.43	5.55	5.40	5.25	5.10
Sproule Sumas Spot CDN$/MMBtu (Jan 05)	7.91	7.82	7.58	6.86	6.10
GLJ BC Spot Plant Gate CDN$/MMBtu (Jan 05)	6.43	6.30	6.10	5.90	5.75
Sproule BC Plant Inlet CDN$/MMBtu (Jan 05)	6.24	7.06	6.82	6.10	5.34
GLJ Midwest Chicago US$/MMBtu (Jan 05)	6.08	6.30	6.10	5.90	5.65
Sproule Alliance Plant Gate CDN$/MMBtu (Jan 05)	6.52	7.36	7.02	6.31	5.59
EIA US$/MMBtu Henry Hub (Jan 05)	5.69	5.62	—	—	—
EIA US$/mcf Wellhead (Jan 05)	5.82	5.75	—	—	—
TD Economics HH FuturesUS$/MMBtu (Jan 05)	7.30	6.10	—	—	—
Scotiabank Group HH US$/MMBtu (Jan 05)	6.20	5.75	—	—	—
BMO Alberta Empress US$/MMBtu (Jan 05)	5.22	5.10	5.20	—	—
RBC Financial Group HH US$/MMBtu (Jan 05)	5.87	—	—	—	—
Orion Securities NYMEX $US/MMBtu (Oct’04)	5.80	—	—	—	—
Orion Securities AECO-C CDN$/Mcf (Oct’04)	6.70	—	—	—	—
Petro-Canada AECO-C CDN$/Mcf (Jan 05)	6.60	6.40	—	—	—

Private Sector Forecasts adjusted to $C/gigajoule at Plant Inlet (calendar year)

GLJ HH CDN$/GJ (Jan 05)	5.62	5.12	5.01	4.73	4.44
Sproule HH CDN$/GJ (Jan 05)	6.19	6.38	6.19	5.48	4.76
GLJ Alberta AECO-C Spot CDN$/GJ (Jan 05)	5.82	5.65	5.42	5.23	5.08
Sproule Alberta AECO-C Spot CDN$/GJ (Jan 05)	5.87	6.66	6.34	5.65	4.93
GLJ Sumas Spot CDN$/GJ (Jan 05)	6.94	5.26	5.19	5.02	4.85
Sproule Sumas Spot CDN$/GJ (Jan 05)	6.52	6.43	6.21	5.52	4.80
GLJ BC Spot Plant Gate CDN$/GJ (Jan 05)	5.52	5.40	5.21	5.02	4.88
Sproule BC Plant Inlet CDN$/GJ (Jan 05)	5.91	6.69	6.46	5.78	5.06
GLJ Midwest Chicago CDN$/GJ (Jan 05)	5.82	5.41	5.30	5.07	4.79
Sproule Alliance CDN$/GJ (Jan 05)	5.58	6.37	6.05	5.38	4.70
EIA CDN$/GJ Henry Hub (Jan 05)	5.55	4.82	—	—	—
EIA CDN$/GJ Wellhead (Jan 05)	6.91	6.23	—	—	—
TD Economics HH Futures CDN$/GJ (Jan 05)	7.15	5.01	—	—	—
Scotiabank Group HH CDN$/GJ (Jan 05)	5.79	4.62	—	—	—
BMO Alberta Empress CDN$/GJ (Jan 05)	5.67	4.97	5.09	—	—
RBC Financial Group HH CDN$/GJ (Jan 05)	5.39	—	—	—	—
Orion Securities NYMEX CDN$/GJ (Oct’04)	4.67	—	—	—	—
Orion Securities AECO CDN$/GJ (Oct’04)	5.52	—	—	—	—
Petro-Canada AECO-C CDN$/GJ (Jan 05)	5.43	5.25	—	—	—
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (Jan’05)	5.79	5.85	5.61	5.15	4.77

Average one forecast per consultant minus high/low	6.37	5.30	5.70	5.27	4.83
Average all minus high/low fiscal only for current year	5.96	5.95	5.77	5.30	4.85

	2004/05	2005/06	2006/07	2007/08	2008/09
Budget 2005 Natural Gas Royalty Price Forecast	5.52	5.71	5.75	5.28	4.85
(Canadian dollars/gigajoule at Plant Inlet)
GLJ: Gilbert Laustsen Jung Associates Ltd
US EIA: Energy Information Administration

Health Care

First Ministers’ Agreement on Healthcare – 2004

In September 2004, the provinces, territories and federal government agreed to a 10-year plan to strengthen health care. As a result of this agreement, British Columbia expects to receive a total of $5.4 billion in new federal health funding over the next ten years.

The First Ministers agreed the top priority for these funds is to improve access to care and reduce wait times where they are longer than medically acceptable. Although every jurisdiction will be responsible for establishing its own priorities across the continuum of health services provided to their citizens, the First Ministers also agreed that cancer and heart surgeries, diagnostic imaging, joint replacement and sight restoration services were important priority areas to be considered. The First Ministers also recognized that improving access to care will require cooperation among governments, the participation of health care providers and patients, and strategic investment in such areas as:

• increasing the supply of health professionals (e.g. doctors, nurses and pharmacists);

• enhancing primary care;

• delivering effective community and home-based services; and

• effective health promotion, disease prevention and public health services.

In addition, First Ministers agreed the implementation of a national pharmaceutical strategy would improve access for all Canadians to important classes of drugs while providing opportunities to take advantage of economies of scale and initiatives which would improve prescribing and minimize adverse events related to drugs.

The Ministry of Health Services’ service plan objectives and strategies reflect the commitments and priorities of the First Ministers in the 10-year plan. Strategic investments in priority areas across the continuum of health services will be a highlight of the next three years. Examples of areas in which the ministry and health authorities will be working to improve access and services beyond the five key First Minister priority areas include:

• innovative strategies to enhance health promotion and disease prevention by focusing on 5 key risk factors for disease;

• increased access to mental health and addiction services;

• continuing to build capacity across the province for access to all acute care services including life support services such as renal dialysis;

• enhancing the effectiveness of primary care;

• delivering effective community and home-based services with an emphasis on new strategies for end of life care;

• increased options for frail seniors in the supportive housing, assisted living and residential care sector;

• strengthening patient safety initiatives; and

• optimizing the supply of health care professionals across all disciplines.

This increase in capacity will build on the significant success in enhancing access that has already occurred. The new federal funding commitment, which over 10 years represents approximately 4 per cent of the expected spending on health services, is not the panacea to our challenge of funding the health care system, but is an improvement to what BC would otherwise have faced. British Columbia has the advantage of an efficient, responsive health sector that welcomes the challenge of improving value for the citizens of British Columbia.

At the time of printing Budget 2005, the federal government had not finalized the funding allocations and is not likely to until very late in the 2004/05 fiscal year. Receiving funding late in the year makes it virtually impossible to spend it responsibly for the purposes intended. Accordingly, the 2004/05 funding will be deferred to the subsequent three years and invested in improving wait times across cancer and renal treatment and public health programs.

In addition to the operating funding discussed above, the First Ministers’ agreement is also expected to provide British Columbia with an additional $66 million in Medical Equipment Funding in 2004/05. The federal government provided BC with $200 million in Medical Equipment Funding in 2002/03, and that money is being spent over the three years ending 2005/06. The $66 million expected from the First Ministers’ agreement will be spent in 2006/07 and 2007/08 on strategic investments in equipment that improve patient care and workplace health including CT and MRI scanners, anaesthetic machines, laboratory equipment and patient beds and lifts.

Child Care

In the fall 2004 federal Throne Speech, the federal government committed to work with provincial and territorial governments to enhance early learning and child care across Canada. British Columbia’s children and families will benefit from a new Early Learning and Child Care Agreement (ELCC Agreement) with the federal government in 2005/06 and subsequent years.

Provinces and territories expect to see a $5 billion federal government funding commitment over five years to assist with this work, with British Columbia receiving approximately 13 per cent of those funds, or $650 million over five years.

In anticipation of these funds, provinces, territories and the federal government have agreed on four principles to guide the $5 billion investment in a national vision of early learning and child care:

Quality: High-quality early learning and child care services are grounded in leading practices, with an appropriate complement of qualified staff.

Universally inclusive: Universally inclusive means early learning and child care services are open to all preschool children, including children with special needs, aboriginal children, and children with different cultural and linguistic circumstances.

Accessible: Early learning and child care services are broadly available and affordable.

Developmental: Developmental early learning and child care services promote healthy development and contribute to improved lifetime outcomes in the areas of social, emotional, physical and cognitive development.

In order to better meet the needs of children and families in British Columbia, government has adopted three additional principles:

Choice/Flexibility: Parents choose a service that works best for them and their child’s specific needs, including care outside of traditional hours.

Targeted Investment: A cost-effective system that focuses investment on those most in need.

Integrated Services: Child care is available in schools, is community focused, and is integrated with other community services such as early childhood development programs.

These principles are consistent with British Columbia’s vision for a sustainable child care system in which families can choose from a range of affordable, safe, quality child care options that meet diverse needs.

The new ELCC funding will be targeted to groups that will benefit most from improved access to quality child care programs and services, including lower income families, aboriginal people, and children with special needs.

Government is currently examining child care options that build on the federal and provincial principles, including:

• Improving the quality and diversity of child care through professional development and training opportunities for service providers;

• Targeting funding to the families that need it most by expanding the Child Care Subsidy program;

• Supporting stable, sustainable child care spaces with capital funding for infrastructure; and

• Working with partners such as schools to ensure parents can choose services that meet their needs in their own community.

A funding profile for the new ELCC Agreement – total dollars available and annualized amounts for each province and territory – is expected to be set out in the upcoming federal 2005/06 budget. Due to the preliminary and tentative nature of this funding arrangement, British Columbia’s estimated share of this new federal funding is not included in Budget 2005. Once the federal government confirms the new ELCC funding and details of the new ELCC agreement are known, a Supplementary Estimate will be presented to the Legislature to provide the budget for these programs.

Children and Youth with Special Needs

It is estimated that up to 15 per cent of children in British Columbia (or approximately 200,000) have a developmental disability, mental health condition or learning disability.  Of these children, approximately 25 per cent (or 52,000) have significant special needs that affect the child’s functioning in their home, school and community.

These children and their families require significant medical, health, educational and social supports. Government currently spends over $500 million annually on various programs and services that support these children and their families. These programs and services are provided through three key ministries: Children and Family Development, Health Services, and Education.

Budget 2005 allocates additional resources for programs and services for children and youth with special needs and their families. A key expectation that accompanies the increased funding is that service providers, regardless of which sector they are funded through, will work collaboratively with other providers in moving towards a more integrated system of service delivery.

By 2007/08, government will increase spending on programs and services for children and youth with special needs and their families by $134 million.

The additional funding will be used to:

•        Provide new and enhanced services for children who have developmental behavioural conditions including Fetal Alcohol Syndrome Disorder (FASD) by:

•             facilitating the development of an integrated diagnosis and assessment capacity for these conditions, including FASD, building on the process developed for autism, using the Provincial Health Authority for centralized functions and the Health Authorities for the delivery of assessment services. This will improve the timely and reliable assessment and diagnosis for children affected by these conditions (up to 1,500 children are expected to be assessed by 2007/08); and

•             providing new intervention and support services including cognitive behavioural intervention, positive behavioural support, and assistance to develop functional life skills and respite through community agencies and service providers (up to 1,000 children are expected to benefit by 2007/08).

•        Reduce waitlists in direct intervention services and key family support services, including:

•             enhancing supported child development programs for children over 6 years of age (i.e. assessment, training and individualized specialized support to assist children with special needs to participate in child care settings) to benefit up to an additional 250 children by 2007/08;

•             an additional 2,500 children will access intervention and therapies (i.e. occupational therapy, physiotherapy, speech language pathology and behavioural intervention services) by 2007/08; and

•             providing respite care for up to an additional 800 families by 2007/08 through direct funding and other contracted respite services.

•        Enhance specialized supports for children and youth with sensory impairment conditions or complex health needs for over 600 children by 2007/08, including:

•             providing additional nursing assessment and consultation services for children with complex health needs;

•             providing mobility orientation training for blind and deaf blind pre-school children; and

•             providing interpreters and counseling services to assist deaf, deaf blind or blind youth transitioning to adulthood.

•        Enhance services to children and youth with special needs in the education system:

•             increased funding for school boards to provide programs and supports for students with special needs;

•             funding to recognize increased service levels needed when students enroll in a school district during a school year; and

•             additional funding to enhance early intervention and inter-agency collaboration for students with complex needs.

These new funds will enable children with special needs and their families to have improved access to assessment, intervention and support when they are young and support their success in education programs when they are ready for school.

Government is committed to enhancing British Columbia’s system of support for children with special needs by delivering services that are timely, of high quality and responsive to family needs.

Homelessness

Premier’s Task Force on Homelessness, Mental Illness and Addictions

Premier Gordon Campbell has convened a Task Force to address the challenges of homelessness, mental illness, and addictions in British Columbia communities. It is chaired by the Premier, and includes seven mayors from across the province and three provincial Ministers.

The Task Force is working to provide better coordination of resources in communities and to develop innovative strategies to give people with addictions and mental illness the opportunity to move from temporary shelters to long-term, stable housing.

Overall, government will provide an additional $48 million over the next three years for emergency shelter programs, housing and support services for people who are homeless. Incremental funding is allocated among the following ministries that provide these programs and services: Community, Aboriginal and Women’s Services, Health, Human Resources and Children and Family Development.

In response to the immediate concerns raised by the Task Force in October 2004, the province is spending an additional $2.8 million in 2004/05 and over $5 million annually beginning in 2005/06 to increase emergency shelter capacity across the province by 153 beds to a total of 864 beds, provide 198 additional cold/wet weather beds for a total of 395 beds, keep cold/wet weather beds open for an additional month over the winter, provide reserve funding for additional beds in the event of extreme cold weather, and funding for shelters to purchase equipment and supplies. Additional funding of $0.55 million annually has also been allocated to provide for an additional 19 beds for youth under 19 years of age, increasing the available number of provincially funded youth beds by 37 per cent.

In December 2004, the Task Force announced that additional provincial funding would be provided for four housing projects in Vancouver, Surrey and Nanaimo. These projects will provide shelter and support services for people who are homeless. Other projects are being developed for the communities of Victoria, Kelowna, Prince George, and New Westminster.  Budget 2005 provides incremental funding of $29 million to support the construction and ongoing operation of these projects and related support services.

Breaking the Cycle of Homelessness

Despite support for more than 800 emergency shelter beds and 2,600 housing units targeted towards individuals who are homeless, or at risk of becoming homeless, homelessness continues to be an issue for communities around the province.

The provincial vision is to break the cycle of homelessness by providing adequate and appropriate housing and support services. The goal is to assist people to move beyond temporary shelter to more secure housing, to gain greater self-reliance, and to achieve appropriate employment. Recent research

Commitment to Address Homelessness

($ millions)	2004/05	2005/06	2006/07	2007/08	Total
Budget 2005 :
Emergency shelter beds	2.8	5.1	5.1	5.1	18.1
Youth beds	—	0.6	0.6	0.6	1.8
Supportive/transition housing projects	5.0	10.1	2.5	11.1	28.7
Total	7.8	15.8	8.2	16.8	48. 6

indicates that the most effective approach for assisting persons that are homeless or at-risk of homelessness is the continuum of care model that emphasizes the delivery of supportive housing and integrated, coordinated support services.

This approach envisions better integration of existing services, enhancement to narrow gaps in the continuum, and new services promoting self-reliance. The goal is to provide housing first and then to surround the individual or family with the necessary supports and services to assist them in moving beyond temporary shelter to more secure housing.

The government has worked to address homelessness by building strong partnerships with the federal government, local governments and the non-profit housing sector around this issue. Under the Affordable Housing Program Agreement signed in 2001, which included $88.7 million in federal funding, the province will provide $29.7 million annually to subsidize the costs of 3,900 units built under the Provincial Housing Program, the Independent Living British Columbia Program and the Community Partnerships Initiatives funding stream.  As well, the federal and provincial governments have committed $42 million each ($84 million combined) for affordable housing under the second phase of the Affordable Housing Program Agreement.

This year the provincial government is spending $164 million on subsidized housing; the highest level of funding ever in British Columbia.

Transparency and Openness in Government Budgeting and Reporting

British Columbia is generally recognized as a leader in enhancing transparency and openness in its budgets and other related reports.

Full Compliance with GAAP

Among the most important achievements for the province is the fact that British Columbia’s financial reports, such as budgets and quarterly updates, are now fully consistent with generally accepted accounting principles (GAAP). In fact, in February 2004, BC was the first province to introduce a balanced budget that by law must comply with GAAP. This means that all provincial finances are fully, accurately and consistently reported, ensuring that BC remains a Canadian leader in sound financial disclosure.

An accounting policy advisory committee was established in mid-April 2002 to guide BC in fully adopting GAAP. The seven-member committee was originally mandated to advise Treasury Board through March 31, 2004. While the move to GAAP is complete, the committee’s mandate has been extended to March 31, 2006 to help government keep current with emerging accounting standards from the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

Comprehensiveness in Reporting

The move to GAAP means more comprehensive reporting in at least two important ways:

• full consolidation of the Consolidated Revenue Fund (CRF) with the taxpayer-supported Crown corporations and agencies; and

• expansion of the government reporting entity to fully include school districts, universities, colleges and health care organizations.

In the past, financial reports were focused on the CRF, which is not GAAP compliant. Comprehensiveness has also been improved with the focus on three-year planning. Not only is a detailed three-year fiscal plan presented with the annual budget; a report on the progress of, and updates to, the three-year plan are provided in a mid-year update through the province’s first quarterly report.

Key budget deliverables have been expanded to include not only the three-year fiscal plan and annual and supplementary estimates, but also the three-year government strategic plan and the three-year service plans for each ministry and Crown corporation. The same is true of year-end reporting: service plan reports for government as a whole, as well as for each ministry and Crown corporation, are released with the Public Accounts.

This integrated reporting of three-year fiscal and service plans provides detailed information on the goals, priorities and actions of government, as well as how they will be financed, and how progress and success will be measured. Similarly, the year-end reports (Public Accounts and Service Plan Reports) disclose actual financial and performance/service results; that is, the extent to which the goals, priorities and actions identified in the three-year fiscal and service plans were achieved.

Timeliness in Reporting

Regular and comprehensive reporting is of limited use unless it is timely as well. British Columbia’s fixed budget date (the third Tuesday in February) ensures that the government’s three-year fiscal plan is known well in advance of the start of the first year of the plan. Timely release of planning documents is further ensured by the requirement that the government strategic plan as well as the service plans for all ministries and Crown corporations be released on budget day.

Legislation also ensures that quarterly reports on the Province’s fiscal situation are released in a timely fashion: no later than September 15 for the first Quarterly Report; no later than November 30 for the second Quarterly Report; and, no later than February 28 (with typical release at the time of the budget) for the third Quarterly Report.

Year-end reporting is also done on a timely basis in BC. Along with Saskatchewan and Alberta, BC is a leader in the timely release of its Public Accounts; for example, all three provinces released their 2003/04 Public Accounts on June 29, 2004, months earlier than the federal government and other provinces.

Year-end performance reporting in British Columbia is also subject to legislated deadlines: annual service plan reports for each ministry and Crown corporation must be released within five months of the fiscal year end (typically, by August 31). In practice, these reports are released with the Public Accounts, well in advance of the legislated requirement. In the past, annual reports for some government organizations were delayed for two years or more.

Increasing Transparency through Quality and Consistency in Disclosure

The information provided in financial and performance reports is most useful when it is of high quality and consistency. Efforts aimed at improving the information provided include:

• the full disclosure of material assumptions, policy decisions and risks underlying economic and fiscal estimates and forecasts;

• the use of consistent formats and reporting structures to facilitate comparison from one report to the next;

• the provision of sufficient information to allow actual results to be readily compared to targets and objectives, in order to enhance accountability; and

• the requirement that budget documents include an attestation statement signed by the Secretary to Treasury Board as to the completeness of disclosure.

An excellent example of efforts to improve transparency is the adoption of the BC Performance Reporting Principles. In October 2003, the BC government, the Public Accounts Committee and the Auditor General agreed on a set of reporting principles to form the basis for how service plans and annual service plan reports are written and assessed. These principles, which are now incorporated in the guidelines to ministries and Crown corporations, are as follows:

• Explain the public purpose served.

• Link goals and results.

• Focus on the few critical aspects of performance.

• Relate results to risk and capacity.

• Link resources, strategies and results.

• Provide comparative information.

• Present credible information, fairly interpreted.

• Disclose the basis for key reporting judgments.

(See http://www.bcauditor.com for additional information on the reporting principles).

Summary

BC has come a long way in improving its financial and performance reporting. From full compliance with GAAP, through the timely release of detailed three-year fiscal and service plans, to numerous enhancements to the quality and consistency of the information provided, BC now takes its place as one of leading jurisdictions in Canada in terms of budget transparency and openness.

British Columbia’s Strong and Vibrant Economy

Since 2002, the provincial government has followed a consistent, but ambitious strategy to re-energize the provincial economy. The strategy continues to reap dividends. In 2004 the economy fired on all cylinders and growth is estimated at 3.3 per cent.

Job creation was also strong in 2004. Employment growth was 2.3 per cent, the third highest in the country. Since December 2001, British Columbia has had the highest rate of job growth of any province in Canada.

Significant employment gains since 2001

Investment by the private sector continued to be a source of strength in 2004.  Housing starts totaled 32,925 exceeding the benchmark set in 2003.

The 2002 Budget and Fiscal Plan first laid out the government’s strategy for revitalizing and restoring confidence in BC’s future. The core elements of this strategy have remained unchanged.

The plan includes four key components:

• developing a stable and competitive policy framework;

• ambitious, but achievable strategies for key sectors of the economy;

• moving towards efficient, performance-based environmental policy; and

• a flexible, responsive and affordable education system for British Columbians of all ages.

1st in North America, 3rd worldwide for quality of life

The Plan has worked to restore confidence in British Columbia’s economic future. The provincial economy is expected to grow by 3.1 per cent in 2005, the second highest in the country. In the coming year the government will work to maintain and build on this newfound confidence to ensure British Columbia’s economy reaches its full potential.

Stable and Competitive Policy Framework

Responsible Fiscal Policy and a Competitive Tax Structure

In 2004/05, the government will meet its balanced budget target with a forecast surplus of $1.4 billion and the new three-year fiscal plan includes balanced budgets in 2005/06, 2006/07 and 2007/08. The achievement of a stable and sustainable fiscal policy is a basic requirement to build and reinforce consumer and investor confidence.

BC’s personal and business taxes are now competitive. The overall level of taxes for BC families is generally the second lowest in the country. The province also has the lowest personal income tax rates in the country for the bottom two tax brackets, meeting a key New Era commitment. Changes to restore investor confidence include:

• lowering the general corporate income tax rate by 18 per cent;

• eliminating the corporation capital tax for general corporations;

• introducing a sales tax exemption for production machinery and equipment; and

• implementing sector specific tax reductions, such as new incentives for digital animation and new media productions.

Since Budget 2004, the fiscal situation has improved significantly and the government was able to meet its commitment to return the provincial sales tax rate to 7 per cent. This will return $270 million annually to British Columbians.

Deregulation

British Columbia’s groundbreaking deregulation initiative has surpassed its one-third reduction target, reinforcing the province’s commitment to developing an easier and more efficient regulatory environment for businesses. A cross-government count three years ago yielded a total of 382,139 regulations on the books in British Columbia. Since beginning the deregulation initiative, the government has eliminated 173,000 regulatory requirements and achieved a net reduction of more than 143,000 or 37 per cent.

The government is committed to maintaining a zero percent increase throughout 2005/06 and will continue to identify further regulatory reduction and reform opportunities.

Regulatory Requirements and Results to June 2004

Ministry	Regulations June 5, 2001	Net Change to June 2004	Regulations June 2004
	Number of Regulations

Advanced Education	1,879	(647)	1,232
Agriculture, Food and Fisheries	4,538	(1,741)	2,797
Attorney General	4,056	69	4,125
Children and Family Development	16,963	(9,018)	7,945
Community, Aboriginal and Women’s Services	71,238	(35,295)	35,943
Education	27,597	(7,114)	20,483
Energy and Mines	17,698	(5,905)	11,793
Finance	41,382	(17,778)	23,604
Forests	17,088	(8,520)	8,568
Health Services	10,758	(3,114)	7,644
Human Resources	2,005	(683)	1,322
Management Services	6,378	(2,939)	3,439
Provincial Revenue	13,478	(2,827)	10,651
Public Safety and Solicitor General	45,828	(11,893)	33,935
Skills Development and Labour	43,996	(14,713)	29,283
Small Business and Economic Development	23,645	(7,932)	15,713
Sustainable Resource Management	9,373	(3,465)	5,908
Transportation	2,689	(1,210)	1,479
Water, Land and Air Protection	21,541	(9,131)	12,410
Premiers Office - Inter-Governmental Relations	9	—	9
Total Government	382,139	(143,856)	238,283

Reduction percentage		-37%

The focus will also be on improving quality to create a regulatory environment that is more effective, less costly, results-based and more flexible to promote competitiveness and innovation. The government will continue to seek the input of the business community on how best to achieve SMART (Sound, Modern, Accountable, Results-based and Transparent) regulation — a comprehensive and innovative approach to regulatory reform.

Key achievements include:

•    Streamlined liquor licensing and related administration to improve public safety and reduce red tape for businesses;

•    Amended the Workers’ Compensation Act to be more flexible and responsive to the needs of workers and employers;

•    Reviewed over 3,000 fees and licenses across government, many affecting small businesses. Forty three percent have been eliminated, consolidated, or devolved;

•    Introduced a new Securities Act to replace the existing overly prescriptive securities law requirements with a more streamlined and results-based approach to securities regulation;

•    Modernized and streamlined real estate legislation that will ensure that the real estate sector can more quickly respond to changes in the marketplace in order to serve consumers better; and

•    Passed a new BC Safety Act that modernizes the BC safety system by streamlining its regulatory environment and reducing the number of regulations, creating flexibility to achieve safety objectives at lower costs.

Infrastructure

The government continues to make progress on last year’s multi-year transportation infrastructure plan. The plan has been updated and now calls for provincial spending of $2 billion for the three years to the end of 2007/08. In addition, another $1.3 billion will be invested through federal cost sharing and partnerships with private partners and local governments, including cost-shared border crossing improvements.

Major capital projects are underway across the province. A proposal call was issued for the $130 million Park (10-Mile) Bridge Project in Kicking Horse Canyon and construction continued on the Yoho (5-Mile) Bridge Project. Progress was also made on the $52 million Nisga’a Highway Project, as year six of the seven-year project was completed.

Bids from proponents interested in constructing the new Okanagan Lake Bridge are currently under review. This more than $100 million project will improve safety, reduce traffic congestion and will create a more efficient transportation corridor in the Okanagan.

Construction is now underway on a series of improvements along the Sea-to-Sky Highway and contracts for the remainder of this $600 million improvement project will be issued shortly. The upgrades will improve the highway’s safety, capacity and reliability, both in support of the 2010 Winter Olympics and for the long-term future of corridor communities.

Upgrades to roads at Ootsa Lake, Fort St. James, Vanderhoof and Prince George have supported the expedited removal of beetle-killed timber from those areas. Continued investments on Highway 37 are strengthening and resurfacing this critical route to support the heavy traffic generated by the province’s mining industry.

Substantial investments in bridge replacement and paving have kept 76 per cent of the province’s main highways in good condition. 43 per cent of the side road system is now in good condition. Rehabilitation of these roads, which are so important to rural and Northern economies and communities, will continue.

The $1 billion BC Rail Investment Partnership was concluded this past year, and British Columbians are already benefiting from it. The partnership has eliminated BC Rail’s debt, opened the door for a new tourist passenger service to be developed and begun streamlining freight rail operations in our province.

Part of the proceeds from the BC Rail partnership will be used to fund a $135 million Northern Development Initiative. Legislation to establish a trust and board has now been passed in the legislature, and progress is being made on setting up the required organizational infrastructure. The government remains steadfast in its commitment that the Northern Development Initiative will be managed by northerners for northerners.

This past year, BC Ferry Services Inc. marked its first anniversary as an independent, commercial company. Since then, it has selected a proponent to build three new Super-C Class vessels through a contract worth $325 million. The ships will be built at no cost and no risk to B.C. taxpayers, an important milestone in the progressive development of our province’s coastal ferry service. The new Super C-class vessels are among the first of BC Ferries’ Newbuild program, which will see an additional 19 vessels built over the next decade and a half. The vast majority of these vessels will be small or intermediate open car deck ferries.

The Richmond-Airport-Vancouver Rapid Transit Project (RAV) is moving ahead, providing B.C. with a tremendous opportunity to enhance our economy and improve our environment. TransLink has selected a preferred proponent, and the provincial government has authorized contributions of $435 million. Other partners, including TransLink, the Vancouver International Airport and the federal government, have made similar commitments for a total investment of $1.7 billion ($2003). This is a generational agreement that will create substantial new private sector investment and 6,500 person-years of employment, while reducing congestion and improving air quality. The private sector proponent will also invest in and operate the line, which will improve access and quality of life for commuters and residents in Greater Vancouver.

The government’s Transportation Investment Plan is facing increasing worldwide prices for commodities such as steel. The government is responding with a renewed commitment to the use of innovative partnerships as a means of ensuring British Columbia’s infrastructure needs are met in a responsible and sustainable manner. These partnerships protect taxpayers by transferring risk, bring a fresh perspective and secure additional investment that might otherwise not be available.

The strength of the provincial economy, combined with continued improvements in the working relationship with the federal government, is creating new opportunities to advance high priority infrastructure projects. This represents a critical step in building the economy for the future.

Strategies for Key Sectors

The government continues to make progress in revitalizing and fostering renewed growth in key sectors of the economy.

Forestry

The performance of the forest sector in 2004 was encouraging, but challenges remain. Over the next year, the government will move ahead with revitalizing the industry and responding to forest threats including Mountain Pine Beetle (MPB) and fire. Four main policy thrusts are to:

• diversify the industrial base to use more MPB timber;

• replant Crown areas lost to pest and fire;

• work to manage wildfire risk; and

• ensure access to rural recreation opportunities.

In 2003, legislation was passed that fundamentally changed the way the forest sector is managed. These changes include the reallocation of timber rights and market-based policy reforms to forest tenure and revenue administration. The objective is to create a more competitive, dynamic forest industry that contributes sustainable well-paying jobs to BC’s economy.

During 2004/05, market-based tenure reforms were implemented across the province with the result that transfers, sub-divisions and consolidations are easier, impediments to log flows have been removed and there are no longer policies that require the harvest of uneconomic wood.

Progress was also made in moving to a market-based stumpage system with the launch of market-based pricing for the Coastal region on February 29, 2004. The market-oriented changes, coupled with improved markets for wood products, resulted in strong growth in Coastal timber harvesting in 2004. Interior harvesting also increased.

During 2004, the implementation of the timber reallocation process continued. Company takeback volumes are now being translated into specific areas on a licence-by-licence basis.

To assist in the transition to a more competitive, flexible industry, the government recently announced its intention to add $50 million to the BC Forestry Revitalization Trust. In addition, $50 million will be set aside for compensation to cover the cost of improvements made by forest companies to Crown land that will be taken back as part of tenure reallocation.

The Forest and Range Practices Act (FRPA) and its regulations were brought into force on January 31, 2004. The Act creates a streamlined, science-based, results-oriented regulatory approach to conserve forest and range resources, protect human health and key habitats and to ensure effective enforcement. By focusing on practices on the ground, the regulatory requirements from the existing Forest Practices Code were reduced by 55 per cent. To ensure a seamless transition, agreement has been reached with industry to extend the timeframe for FRPA implementation to December 31, 2006.

Negotiation of Forest and Range agreements with First Nations are continuing. To date in 2004/05 another 30 offers have been made and 17 agreements have been completed. Since September 2002, 39 Forest and Range agreements have been concluded.

Throughout 2004, BC continued to work towards the resolution of the softwood lumber dispute. Dispute-related legal processes will continue until a resolution is reached.

Over the past few years, the forests of BC have faced a two-pronged attack. The last two fire seasons have left 500,000 hectares charred. In addition, the outbreak of the Mountain Pine Beetle (MPB) has already affected 7 million hectares of BC’s Interior and over the next decade is expected to damage or destroy 80 per cent of the Province’s 12 million hectares of mature lodge-pole pine. At the end of 2004 there was over 280 million m3 of beetle-killed wood province wide.

To address this infestation, the Chief Forester increased the Allowable Annual Cut (AAC) by 4.9 million m3 in the Prince George, Lakes and Quesnel Timber Supply Areas. To help maximize the return for this diminishing-value resource, the government will encourage new uses for the beetle-killed volume. Larger volumes will be made competitively available to non-lumber producers in areas with high infestation levels. Smaller opportunities, open to a full range of interests will also be offered. Diversifying the uses of MPB wood will create economic opportunities and support the economic health of affected communities.

Maintaining the forest land base is critical to ensuring a stable timber supply and healthy communities that rely on the flow of benefits from productive forests.

Most of the beetle-killed trees will remain usable for five to fifteen years and plans are being developed to harvest and reforest many of the affected areas by licensees. Other affected areas are on poor quality growing sites or too remote to warrant investment.

The government will allocate $85 million through 2007/08 for a long-term, large-scale, reforestation program to speed the recovery from these natural disasters as quickly and efficiently as possible.

Following the 2003 forest fire season, an independent review by Gary Filmon identified actions necessary to reduce fire hazards and improve fire preparation and response. Government accepted the report’s recommendations and in 2004/05 increased fire-fighting resources with two additional air tankers and seven additional unit crews, initiated fuel management pilots and funded community wildfire protection plans.

The government will commit $51 million over the next three years for fuel management and the ongoing implementation of the Filmon report recommendations. This will reduce the risk of extreme fire seasons such as those that occurred in 2003 and 2004.

Energy Development

In 2003, the government’s energy plan was introduced. The plan was based on four cornerstones:

• low electricity rates and public ownership of BC Hydro;

• secure, reliable supply;

• more private sector opportunities; and

• environmental responsibility and no nuclear power sources.

In October 2004, the government issued a Report Card on Progress for the implementation of the Energy Plan. The report card showed significant progress had been made on each of the four key goals.

For the first time in a decade, the BC Utilities Commission (BCUC) thoroughly reviewed BC Hydro’s costs and revenue needs. After conducting a public process with substantial opportunities for stakeholder input, the BCUC approved a 4.85 per cent rate increase. BC Hydro’s customers were rebated the difference from the April 1, 2004 interim rate increase of 7.23 per cent. Low electricity rates benefit consumers and give BC an edge in attracting new businesses.

In September 2003, BCUC ruled that that the proposed Vancouver Island Generation Project was not the most cost-effective means to meet Vancouver Island’s power needs. BC Hydro subsequently issued a Call-for-Tender and the Duke Point Power Limited Partnership was the successful proponent for a 250 MW gas-fired facility. BCUC is conducting a review of the electricity purchase agreement and a decision is expected in February 2005.

The BCUC also recently approved a 10-year $2.8 billion capital plan for the BC Transmission Corporation, a publicly owned Crown entity.

The government will develop an Alternative Energy Strategy to complement the 2002 Energy Plan. The strategy will embody initiatives to advance emerging new energy resources, encourage innovation in energy technology, and continue British Columbia’s leadership in energy efficiency and conservation.

To encourage environmentally-friendly energy generation, a school property tax exemption will be available for penstocks and related infrastructure that are part of qualifying hydro projects. Penstocks are pipe or tunnel systems that carry water to the generating turbines in a hydroelectric plant, but do not include dams.

In 2004/05, the following independent power producers achieved or are expected to achieve commercial operations:

Power Producer	Source

Weyerhaeuser Kamloops Pulp Mill	Biomass
Rutherford Creek	Small Hydro
Furry Creek	Small Hydro
McNair Creek	Small Hydro
Marion 3 Creek	Small Hydro
South Sutton	Small Hydro
Canfor Prince George Pulp Mill	Biomass

BC Hydro is on track to meet its goal that 50 per cent of BC’s future power needs will be from clean energy sources. Hydro anticipates achieving a combined total of 2,530 gigawatt hours of clean energy and efficiency improvements in the next ten years, representing 52 per cent of incremental power needs.

Oil and Gas

British Columbia’s Oil and Gas Development Strategy, announced in 2003, is designed to create a growing, dynamic oil and gas industry that is positioned to take full advantage of the province’s abundant oil and gas resources. The Strategy has four key objectives:

•    improve resource and community road infrastructure;

•    target royalty incentives to encourage increased exploration and open up new basins, promote year-round activity, and maximize resource extraction of unconventional resources;

•    reduce and streamline regulation; and

•    develop and expand the province’s service sector supporting the oil and gas industry.

There continues to be considerable optimism about the future of BC’s oil and gas sector. Continued high commodity prices for oil and natural gas, combined with strong investor confidence in BC’s resources and its fiscal and regulatory environment are creating high paying jobs and business opportunities.

The government, industry, and other stakeholders are working together to ensure that BC residents can take advantage of these opportunities.

The Alaska Highway Pipeline presents a unique opportunity for the energy sector in BC. The pipeline, if constructed, will be one of the largest capital projects of the 21st century. Construction of the pipeline would provide significant benefits in terms of employment, GDP growth, and new opportunities for resource development.

Finally, the development of an oil pipeline from Edmonton to the mid-coast of British Columbia, in either Kitimat or Prince Rupert, would create additional jobs and investment along the proposed pipeline route.

The third phase of the Oil and Gas Development Strategy (OGDS III) is now being implemented and includes the following new elements:

•      Amending the Producer Cost of Service allowance in the natural gas royalty system to rationalize administration and promote investment.

•      An Interior Basins Strategy to improve the understanding of the petroleum geoscience of BC’s interior oil and gas basins and assist in identifying opportunities for investment and development of those high potential basins.

•      A net profit royalty for unconventional resources that will be introduced in 2005 to recognize the risk associated with developing these resources.

The government is also undertaking geoscience initiatives, such as identifying new aggregate sources and assessing tight, deep and shale gas potential in NEBC. These initiatives are designed to identify, stimulate and facilitate development of under-explored and unconventional resources.

The Oil and Gas Resource Road Strategy was launched with an initial investment of $18 million for the public roads in NEBC.

This initiative to improve access to the resource was complemented by the Sierra Yoyo Desan (SYD) Public Private Partnership.  This project will see $38 million invested into the SYD road near Fort Nelson. In addition, the resource road royalty credit program, which makes credits available to companies constructing, upgrading and maintaining road infrastructure in support of resource exploration and extraction, will be extended for an additional year with an additional $30 million in funding.

The government continues to work with industry to reduce the regulatory burden while meeting its environmental objectives. The Industry/Government Best Practices Steering Committee has had numerous successes, resulting in annual savings to industry of over $20 million per year. The Oil and Gas Regulatory Improvement Initiative (OGRII) will continue through 2004/05 and into 2005/06, with the goal of improving BC’s oil and gas permitting and compliance through regulatory streamlining and results-based regulation where appropriate.

The government has developed a First Nations Engagement Strategy for British Columbia and is currently negotiating with the Treaty 8 First Nations to improve operational certainty in Northeast BC.

The success of the Oil and Gas Development Strategy is apparent. Industry investment in Oil and Gas is forecast to increase to $4 billion in 2004/05, from $3.8 billion in 2003/04 and only $1.8 billion in 2000/01. The number of wells drilled in BC is expected to increase to 1,328 in 2004/05 from 1,281 in 2003/04. This compares to fewer than 900 in 2000/01.

Proven reserves are up and the oil and gas industry now generates more than $2 billion annually in direct revenue to government – the largest amount of any resource sector.

These successes and new opportunities will further reinforce BC’s reputation as the province of choice for new natural gas exploration and development in Canada.

Mining

The government’s changes to the tax and regulatory system, combined with rising commodity prices, have led to resurgence in British Columbia’s mining industry.

Exploration expenditures have soared from a low of $29 million in 2001 and exceeded $130 million in 2004, well on the way to meeting the target of $200 million annually required to sustain the industry. Four mines opened or re-opened in 2004, and a proposed new coal mine near Tumbler Ridge was recently granted an environmental assessment certificate. The certificate signifies that the project has adequately addressed environmental, First Nations and socio-economic concerns. Plans are for the new Wolverine Coal Mine to begin production in late 2005.

Staking of mineral claims is up significantly. From January to November 2004, mineral claim units recorded stood at 46,802, an increase of 33 per cent compared to the same period in 2003. This clearly demonstrates that grassroots exploration is back in BC and that people once again see the opportunities available from BC’s rich geology.

Two recent initiatives build on the gathering momentum in mining. First, on January 12, 2005 Mineral Titles Online (MTO) became fully operational. MTO is a cutting-edge Internet-based title system for mineral and placer claims and represents another step in the government’s ongoing strategy to streamline mining regulation. The new system allows free miners to acquire mineral rights by selecting a claim on an Internet-based map, rather than by physically staking a claim.

Second, the BC Mining Plan was introduced on January 18, 2005. The plan is based on four core objectives:

•                  focus on communities and First Nations – including a made-in-B.C. approach to sustainable mining;

•                  protecting workers and protecting the environment – including continual improvements in standards and practices;

•                  global competitiveness – including actions to increase investment and further develop relevant skills and technologies; and

•                  access to land – including enhanced integration of exploration and mining with other land uses.

The BC Mining Plan further builds on recent achievements by including targeted actions to support the four cornerstones and to encourage growth in the coal, metals, industrial minerals, placer and aggregate sectors.

The government recently announced its intention to grant $25 million to the BC and Yukon Chamber of Mines for a new BC centre for geoscience. Called Geoscience BC, this new independent organization will provide $20 million for new mineral goescience projects and $5 million to create partnership opportunities with industry for oil and gas projects.

The Ministry of Energy and Mines is conducting an aggregate pilot project in partnership with the Fraser Valley Regional District. The purpose of the project is to develop a way to expand, and make more efficient, aggregate production in the Fraser Valley and throughout the province.

Agriculture

In recent years agriculture has suffered from the combined blows of BSE and the avian flu. In 2005, the government is renewing its commitment to creating growth in BC’s agricultural and aquaculture industries, while protecting food safety.

As part of the response to BSE and avian flu, the government will commit $27 million to assist producers and improve surveillance and testing. In addition, initiatives will be undertaken to improve competitiveness and invest in research and innovation.

A further $6 million will be available for fisheries initiatives including improved inspection and monitoring as well as programs designed to improve aquatic animal health.

High Tech

BC’s high tech sector continues to rebound, fuelled, in part, by the province’s earlier initiatives to create a competitive environment for the high tech sector. The government continues to work with the Premier’s Technology Council to achieve the goal of establishing BC as one of the top ten high tech centres in the world.

Second lowest top marginal personal income tax rates

Many of the tax cuts introduced since 2001 are of direct benefit to the high tech sector, including:

•                the reduction in the top marginal personal income tax rate to the second lowest in Canada;

•                the elimination of the corporation capital tax on general corporations;

•                the sales tax exemption for production machinery and equipment;

•                the enhancements to the small business venture capital programs announced in Budget 2003; and

•                  extending the Scientific Research and Experimental Development Tax Credits for another five years in Budget 2004.

More recently, the bio–technology industry and others in the high tech sector have pointed out that intellectual property such as patents is often moved offshore for tax reasons. This can remove an essential anchor holding emerging high tech firms in BC. Over the next several months, the government will examine how to encourage firms to keep intellectual property in BC and plans to introduce changes during the 2005/2006 fiscal year.

Other key initiatives include:

BC Innovation Council – the new BC Innovation Council was launched in 2004 to act as a one-stop point of access and support to high tech companies, educational institutions, technology industry awareness groups (including regional technology councils), federal science and technology agencies and university research labs. The Council will leverage resources from federal, private and commercial institutions to support innovation throughout British Columbia. It will also complement the province’s Leading-Edge BC initiative. The BC Innovation Council is the central agency responsible for supporting and funding regional science and innovation councils and technology transfer centres.

Doubling the number of graduates in computer science, electrical and computer engineering – The government continues to make progress on achieving this goal. 2,485 student spaces have been funded to date (2002/03 to 2004/05) and the initiative will be completed over the next two years by funding an additional 925 new student spaces for a total of 3,410 by 2006/07. Participating institutions are working with the government to track the number of new graduates from this initiative.

Forging closer links between education and the economy – In November 2004, the government announced that the University of Victoria would receive $2.42 million from the BC Knowledge Development Fund towards the cost of a supercomputer – one of the largest in the world – as the centrepiece of a new regional facility for advanced research on climate change. The new supercomputer represents a strategic boost to UVic’s research

BC ranks #1 in Internet connectivity

capabilities, and will further enhance Canada’s capacity to effectively compete in the global technology arena.

In November 2004, $1.3 million in provincial funding was announced to help build a state-of-the-art centre at the Emily Carr Institute of Art and Design where students, artists, researchers and educators will use technology to collaborate and conduct research on art design. The province is providing research infrastructure funding to the Emily Carr Institute for the first time, to support its goal of capitalizing on new technology for creative endeavors.

The government has established and fully funded the Leading Edge Endowment Fund (LEEF) to provide for the creation of research chairs in the province (20 BC Leadership Chairs and 6 Regional Innovation Chairs). Competition for LEEF research chairs is ongoing.

Ports

The British Columbia Ports Strategy provides direction and priorities for action to maximize trade traffic and economic growth opportunities for BC and Canada and to maximize BC’s position as a world cruise destination.

The BC port system currently handles about $35 billion a year in trade and contributes approximately $4 billion annually in economic output to the Canadian economy, $3 billion of which flows to British Columbia.

As gateways to the Asia-Pacific region, BC ports will continue to be critical to the economic future of Canada and British Columbia. China is a major driving force of trade expansion, particularly for container traffic. British Columbia’s proximity to Asian markets also offers major growth opportunities for resource exporters and manufacturers across western Canada. Successfully capturing this growth potential means that by 2020: port capacity would reach annual trade of $75 billion; port employment would increase to 50,000 and the annual contribution to GDP would almost triple.

The BC Government has already made significant commitments:

•                A ports competitiveness initiative to reduce property taxes for the province’s major port terminal operators to stimulate new investment;

•                Significant investment for strategic development including $17 million to create new container handling capacity at the Port of Prince Rupert; and

•                $2.5 million support for the development of British Columbia as a cruise destination.

Building on these initiatives, a new BC Multi-modal Action Plan will be released in the Spring of 2005. The Plan will identify critical system improvements in BC’s ports as well as key inland road and rail developments needed to ensure the province realizes its full potential as an Asia-Pacific gateway.

In addition, development of the Gateway program to improve traffic flaws and goods movement in the Lower Mainland is continuing.

Film and Television

A rising Canadian dollar, combined with aggressive action in other jurisdictions, has created significant challenges for BC’s film and television production industries in the last year. In 2004 production activity dropped off and further reductions were feared in 2005, particularly in light of tax credit increases announced in Ontario and Quebec.

The government responded by announcing its intention to increase BC’s domestic and foreign film tax credits, on an interim basis, to match the new rates in Ontario. The basic Film Incentive BC tax credit available for domestic productions will increase to 30 per cent from 20 per cent, while the Production Services Tax Credit for foreign productions will rise to 18 per cent from 11 per cent.

For its part, industry will undertake a broad-based effort to help the sector thrive in an increasingly competitive marketplace.

Tourism

British Columbia’s tourism industry is continuing to recover from challenges such as forest fires, BSE, Avian Flu, SARS and security fears. The tourism industry employs about 115,000 people and is expected to contribute nearly $9.4 billion in tourism revenue to the provincial economy in 2004, an increase from $8.9 billion in 2003.

In May 2004, government released the Spirit of 2010 Tourism Strategy. The strategy sets government’s tourism priorities and is guiding the effort to double tourism’s contribution to the provincial economy. In 2005, the focus will be on enhancing marketing efforts, simplifying resort development approvals and encouraging communities across the province to maximize their tourism potential.

To help achieve this, the annual marketing budget for Tourism BC has been doubled to $50 million. As well, a one-time contribution of $25 million to the Union of BC Municipalities (UBCM) will go towards a five-year plan to help individual communities and regions better market their tourism products and services.

As the 2010 Winter Olympic Games approach, British Columbia will need to produce or attract more well-trained tourism employees. A private-public Tourism and Hospitality Training Consortium was established in August 2004 to ensure tourism employees receive relevant, adequate training to support industry expansion.

British Columbia’s resorts and resort communities are key components of the province’s tourism sector. The resort tourism sector is worth $1.9 billion and employs over 26,000 people. Resorts contribute significantly to the provincial economy and present enormous economic opportunities. The BC Resort Task Force, created by the Premier, submitted a report to government identifying fourteen recommendations applicable to industry, local government, First Nations and the provincial government to strengthen the resort industry.

In response, the province launched the BC Resort Strategy and Action Plan on November 9, 2004 to facilitate all-season resort expansion and development. It is estimated that more than $1 billion in private sector investment could be spent over the next five years on expanding existing resorts.

The province will also create more circle routes and a Spirit of 2010 Trail system to create new opportunities for visitors to explore British Columbia.

Small Business

Small business continues to play a leading role in British Columbia’s economy as the primary source (58 per cent) of private sector jobs, and 98 per cent of all businesses in the province. The sector is growing, with 3.4 per cent more small businesses in 2003 than the previous year. Almost 30 per cent of BC’s GDP was attributed to small business in 2003, ranking it first among the provinces. Of particular note is that women owned and operated almost

36 per cent of small businesses in BC, the highest rate of ownership by women in the country.

BC has one of the lowest small business corporate income tax rates in the country and effective January 1, 2005 the threshold for this rate is increased to $400,000 from $300,000. BC small businesses continue to benefit from the second lowest top marginal income tax rate in the country as well as the fact that BC has no general capital tax and exempts production machinery and equipment from the provincial sales tax.

Low small business corporation income tax rate

BC’s business legislation has been modernized to accommodate innovative e-government services making it faster, cheaper and easier to do business. The Small Business Number has been implemented, which simplifies the relationship between business and government by creating a single identifier for an individual business when working with the federal, provincial and municipal governments. In October 2004, the province officially launched the OneStop Business Registry, an improved e-government service that meets modern business needs.

The province’s Venture Capital Programs continue to help small businesses increase their access to equity capital with significant improvements in take up since streamlining amendments to legislation were enacted in early 2003.

Business Confidence Index

In 2004, Small Business BC was created by rebranding the Canada/British Columbia Business Services Society, a partnership between the federal and provincial governments and the private sector. This organization is the gateway for entrepreneurs to access business resources.

Marketing the BC Economy

Working with Leading Edge British Columbia and other stakeholders, the government has developed a comprehensive plan to attract new investment into the province. Particular emphasis will be on maximizing the opportunities created by the 2010 Winter Games. The first elements of the new business plan will be launched in February 2005.

The 2010 Commerce Centre – first phase launched in September – will be a place for domestic companies to identify international business opportunities in the form of partnerships, representation agreements, joint ventures and mergers and acquisitions.

The province has committed $8.3 million over the next three years to Leading Edge British Columbia, a partnership between government, industry and other stakeholders in the technology industry. This partnership is aggressively marketing BC as an internationally competitive location for technology investment and research. Already, the organization is showing results by helping BC companies set up strategic alliances with international companies.

As well, on November 9, 2004, the Leading Edge Technology Centre opened in downtown Vancouver. The technology centre brings together BC’s leading technology industry associations and support organizations under one roof to help promote BC as an innovative and emerging world leader in technology enterprise.

Sustainable Environmental Policies

A commitment to science-based environmental stewardship, sustainable resource management and respect for the strong environmental values of British Columbians remain an essential component of the province’s economic strategy. These objectives are vital to its long run success.

Several key steps have already been taken since 2001 including:

•                  implementing the new, streamlined Environmental Assessment Act and accompanying regulations in 2002;

•                  the Environmental Management Act, passed in the fall of 2003, will streamline approval processes, thus removing impediments to business and fostering economic development. It will also provide better use of penalties and incentives to ensure compliance and help to address the cumulative impacts of pollution; and

•                  a new regulation that appropriately limits discharges of absorbable organic halides.

In the past year several new measures have added momentum to the government’s environmental agenda. The Wildlife Act was amended in the spring of 2004 to enhance the government’s ability to designate and protect species at risk in BC.

The Drinking Water Protection Act was amended to strengthen accountability for the management and delivery of drinking water and establish an advisory board to assist with development of groundwater regulations. The government will spend an additional $8 million to implement the Act including research into the protection of groundwater and contaminated sites.

The new Integrated Pest Management Act replaced previous legislation and is intended to reduce our reliance on pesticides. The regulations will protect the environment and drinking water while making the process more streamlined for industry.

The process for dealing with contaminated sites has been streamlined and made more effective through changes to the Contaminated Sites Regulation. With the changes, more sites will be cleaned up and re-developed at lower cost, allowing government to focus on the high-risk sites. The government has committed $91 million for the investigation and remediation of contaminated sites on Crown Land.

After a review of the product stewardship program, an industry-lead oil-recycling program was approved and government is continuing to explore opportunities to extend industry-led product stewardship (e.g. recycling of electronics).

The government has set up a $7 million trust fund to assist in protecting and restoring British Columbia’s rivers and established an $8 million Trust to improve the protection of key environmental values that occur on private lands.

The provincial government has developed a climate change plan for British Columbia that supports the government’s drive for economic revitalization. In direct support of government’s effort to maintain or improve its position of generating the third lowest greenhouse gases per capita in Canada, BC has approved a plan including funding to significantly increase the number of “green” vehicles in government’s fleet – the largest fleet of light vehicles in British Columbia.

It is also important to encourage consumers to conserve energy and reduce green house gases. For the next three years the government will double to $2,000 the provincial sales tax incentives available for hybrid passenger vehicles and will exempt ENERGY STAR rated home heating equipment from provincial sales tax for the next two years.

In the coming year, the province will focus on:

•                  Establishing a BC Conservation Corps. The program will provide high school and university students as well as recent post-secondary graduates the chance to apply their education and learn new skills in the field of environmental stewardship;

•                  Ongoing improvements to the regulatory compliance model to lower costs for government and industry, while improving adherence to environmental regulations;

•                  Working with communities to improve air quality;

•                  Implementing the Living Rivers Strategy to improve the province’s watersheds and water;

•                  In cooperation with other stakeholders, developing an Ocean Strategy that will protect the environment (e.g. designate marine protected areas), while allowing economic development where appropriate; and

•                    Developing new regulations and codes of practice under the new Environmental Management Act that will streamline administrative processes for oil and gas industries while protecting human health and the environment.

Education Excellence

An education system that allows for every individual to reach his or her goals is an essential linchpin for a strong and productive economy. The province is continuing to increase per student funding in the kindergarten to Grade 12 system. In 2005/06 per pupil funding will increase by 4.8 per cent to $7,079. The increased funding will be linked to local plans that ensure access to:

•                  school libraries and other learning resources;

•                  music and arts programs; and

•                  improved services for special needs.

In partnership with the post-secondary sector, the province is on track with its plan to create

Public Post Secondary Student FTE Spaces

25,000 new public post-secondary spaces between 2004 and 2010. Over 3,200 spaces were created last year in regions across the province. Almost 13,000 more will be added over the next three years.

The province will fund its share of the annual costs of these new spaces at an average of $9,200 each and will provide almost $800 million for capital infrastructure to support the extra seats.

The government will work with post-secondary institutions to ensure the new spaces address critical labour market needs and contribute to the development of British Columbia’s knowledge economy.

Other developments include:

•                  Over 75 per cent of all student loan applications (90 per cent of applications from students at BC public institutions) now received on-line.

•                  On-Line application capabilities have been, and continue to be, expanded to some BC private and out-of-province institutions.

•                  New programs have been introduced to assist students in managing the debt they accumulate in attending post-secondary education. To this end, the government has announced the BC Loan Reduction Program, in partnership with Canada Millennium Scholarship Foundation. Improvements have also been made to interest relief and debt reduction in repayment programs. As well, the loan forgiveness program has been expanded.

Highest-educated population among provinces

Share of working-age population with university, college or trade school graduation

The Industry Training Authority (ITA), which is governed by a nine member, industry-based board, began to implement a new model of industry training that is industry-led in early 2004. Key goals of the ITA are to provide an accessible, affordable, and relevant industry training system, and to support innovative, flexible and high quality training that provides learners with the skills and knowledge to secure jobs in the workforce and address critical shortages in the labour market. The ITA is accountable to increase the number of trainees in the industry training system by 30 per cent by 2006/07.

Government has established education and training groups in key sectors (aerospace, oil and gas, hospitality and tourism). The groups bring together government, industry and educators to provide advice on how to ensure that the training needs of those sectors are met.

Two private colleges and one private university are authorized to offer and grant specific degrees under the new Degree Authorization Act. Private and out-of-province post-secondary institutions are continuing to apply and undergo a quality assessment process to gain approval to offer degree programs, grant degrees and to use the term “university” in British Columbia.

Overall, the province’s strategic post secondary investment plan supports government’s economic strategy to build a highly skilled labour force that will

•                  help ensure the success of the 2010 Winter Olympics;

•                  provide a foundation for the growth of the knowledge economy; and

•                  meet key social requirements by increasing spaces for training social workers, nurses, doctors, and other critical health professionals.

Conclusion

Since 2001, the government’s economic strategy has worked. British Columbia’s economy is strong and vibrant, investor interest is high and British Columbians have renewed confidence in their province.

The government will build on this success by focusing on:

•                  maintaining a balanced budget;

•                  undertaking a comprehensive review of BC’s competitiveness, steered by a BC Competition Council;

•                  continuing to invest in key projects across the province to build a modern, efficient transportation system;

•                  following through on key sector strategies, while also undertaking new initiatives such as the Asia-Pacific Gateway Strategy; and

•                  helping individual British Columbian’s achieve their goals through further improvements to the education sector.

Part 2:  REVENUE MEASURES

Table 2.1 Summary of Revenue Measures

	Effective	Taxpayer Impacts
	Date	2005/06	2006/07
		($ millions)
Income Tax Act
• Introduce the BC Tax Reduction, a non-refundable personal income tax credit	January 1, 2005	(120)	(122)
• Extend the Mining Exploration Tax Credit to 2016	August 1, 2006	—	—
• Increase the Film Incentive BC and Production Services tax credit rates	January 1, 2005	(30)	(8)
• Increase corporate income tax small business threshold to $400,000 from $300,000	January 1, 2005	(10)	(10)

Social Service Tax Act
• Reduce provincial sales tax rate to 7 per cent from 7.5 per cent	October 21, 2004	(270)	(270)
• Increase incentive for purchases of hybrid passenger vehicles on a time-limited basis	February 16, 2005	(1)	(2)
• Provide time-limited exemption for ENERGY STAR residential heating equipment	February 16, 2005	(2)	(2)
• Increase vehicle surtax threshold for passenger vehicles to $49,000 from $47,000	February 16, 2005	(5)	(5)

Property Transfer Tax Act
• Increase thresholds for First Time Home Buyers’ exemption	February 16, 2005	(15)	(15)

Medicare Protection Act
• Enhance Medical Services Plan premium assistance	August 1, 2005	(27)	(40)

Home Owner Grant Act
• Increase threshold for Home Owner Grant phase-out and reduce phase out rate	2005 tax year	(3)	(3)

School Act
• Exempt specified improvements of eligible hydroelectric projects	2005 tax year	(1)	(1)

Total		(484)	(478)

Revenue Measures — Supplementary Information

For more details on tax changes see Ministry of Provincial Revenue website at:

www.rev.gov.bc.ca/budget/budget.htm

Income Tax Act

BC Tax Reduction

Effective for the 2005 taxation year a non-refundable personal income tax credit is introduced. The BC Tax Reduction is targeted to low and modest income taxpayers and will be calculated as $360 less 3.6 per cent of net income in excess of $16,000. The credit is used to reduce BC personal income taxes payable and will benefit taxpayers with net incomes of $26,000 or less in 2005. The total personal income taxes paid by BC residents at different income levels are shown in Table 2.2.

Table 2.2                                                                      Interprovincial Comparisons of Provincial Personal Income Taxes Payable(1) – 2005
(Rates known as of February 3, 2005)

Taxable income (2)	British Columbia(2)	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec(3)	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland
	Annual provincial taxes payable (4) ($)

$10,000	0	0	119	77	0	(35)	154	0	0	219
$20,000	396	427	1,143	1,191	641	898	1,056	966	1,115	1,203
$30,000	1,175	1,358	2,167	2,231	1,504	2,450	1,957	1,858	2,028	2,210
$50,000	2,867	3,286	4,552	4,935	3,466	5,940	4,710	4,713	4,687	5,366
$80,000	6,047	6,286	8,452	9,645	7,309	11,972	9,403	9,523	9,779	10,922

(1)          Calculated for a single individual with wage income and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions. Employment Insurance premiums and the basic personal amount.

(2)          Taxable income, total income less allowable deductions, is defined by federal legislation in all provinces except Quebec. In the table, it is assumed that federally defined taxable income is equal to Quebec taxable income.

(3)          Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax.  In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.

(4)          Includes provincial low income reductions in British Columbia, Manitoba, Ontario, Nova Scotia and Prince Edward Island, provincial surtaxes payable in Ontario, Nova Scotia, Prince Edward Island and Newfoundland and contributions to the Health Services Fund in Quebec.  Excludes credits for sales and property taxes.

The BC Tax Reduction will reduce or eliminate taxes for about 730,000 BC taxpayers at a cost of $120 million in 2005. The maximum credit of $360 and the $16,000 net income threshold will be indexed to provincial inflation starting in 2006.

Table 2.3 BC Tax Reduction – 2005 Tax Year*

Income	BC tax before credit	Maximum credit	Net BC tax
$9,000	$0	$360	$0
$12,000	$161	$360	$0
$16,000	$387	$360	$27
$20,000	$612	$216	$396
$24,000	$837	$72	$765
$26,000	$950	$0	$950

* Calculated for a single taxpayer with wage income, no deductions and claiming the basic personal credit and credits for Canada Pension Plan contributions and Employment Insurance premiums only.

Mining Exploration Tax Credit

The Mining Exploration Tax Credit is extended for an additional ten years to 2016. The credit is available to both individuals and corporations that undertake mining exploration in the province. The credit is calculated as 20 per cent of eligible BC mining exploration expenditures. The credit was scheduled to expire in August 2006 but will be extended to December 31, 2016.

Film Incentive BC and Production Services Tax Credits

As announced on January 20, 2005, the province’s tax credit rates for film and television productions are increased effective January 1, 2005 to March 31, 2006. The basic Film Incentive BC tax credit rate is increased to

30 per cent from 20 per cent and the basic Production Services Tax Credit is increased to 18 per cent from 11 per cent.

The higher rates will apply to productions that start principal photography in the period from January 1, 2005 to March 31, 2006. Pre-production costs incurred prior to January 1, 2005 are not eligible for the higher rates.

For productions that consist of episodes of a Canadian television series that are eligible for the basic Film Incentive BC tax credit, the 30 per cent rate will apply to each episode of the production where principal photography of that episode begins after January 1, 2005. In addition, for productions that start principal photography before April 2006 and conclude filming after March 31, 2006, transition rules will apply.

Small Business Threshold

The maximum amount of taxable income to which the small business corporate income tax rate may be applied, or the “business limit”, is increased to $400,000 from $300,000 effective January 1, 2005.

Corporations will pro-rate their business limits based on the number of days in the taxation year before and after January 1, 2005. When allocating the business limit among associated corporations, the provincial business limit will continue to be allocated in the same proportion as the federal business limit.

Social Service Tax Act

Provincial Sales Tax Rate

The provincial sales tax rate was reduced to 7 per cent from 7.5 per cent effective October 21, 2004.

Alternative Fuel Vehicles

Effective February 16, 2005, provincial sales tax relief for qualifying alternative fuel vehicles will be provided as a point of sale tax reduction rather than a refund. In addition, changes have been made to:

•      the definition of “hybrid electric vehicle”; and

•     the amount of sales tax relief.

New Definition of Hybrid Electric Vehicle

The definition of “hybrid electric vehicle” is expanded to reflect technological developments. To qualify under the new definition the motor vehicle must be manufactured with both an internal combustion engine and an electric motor and must be:

•                  capable of being propelled simultaneously by both the electric motor and the internal combustion engine, or solely by the electric motor operating on electricity generated by the internal combustion engine;

•                  designed to automatically shut off the internal combustion engine when idling, braking or coasting (commonly referred to as “idle stop”); and

•                  designed to capture and store electricity generated during braking (referred to as “regenerative braking”).

Amount and Calculation of Tax Reductions

Existing provincial sales tax relief for alternative fuel vehicles is enhanced and the maximum benefit for hybrid passenger vehicles is increased on a temporary basis.

Under the previous refund program, refunds were calculated as 30 per cent of sales tax paid up to a maximum of $1,000, $5,000, or $10,000 depending on whether the vehicle was a passenger vehicle, a shuttle bus, or a passenger bus. Under the new program:

•                  Hybrid electric passenger vehicles are eligible for a 100 per cent reduction of sales tax up to a maximum of $2,000 from February 16, 2005 to March 31, 2008; the maximum tax relief is reduced to $1,000 from April 1, 2008 to March 31, 2009 and is eliminated after March 31, 2009;

•                  Alternative fuel vehicles that are not hybrid electric passenger vehicles, passenger buses or shuttle buses, are eligible for a tax reduction of 50 per cent of the sales tax payable to a maximum of $1,000;

•                  Shuttle buses are eligible for a tax reduction of 50 per cent of sales tax payable to a maximum of $5,000; and

•                  Passenger buses are eligible for a tax reduction of 50 per cent of sales tax payable to a maximum of $10,000.

The tax reductions for alternative fuel vehicles other than hybrid electric passenger vehicles are not phased out.

Energy Efficient Residential Heating Equipment Exemption

Effective from February 16, 2005 until March 31, 2007, the following heating equipment is exempt from provincial sales tax when purchased or leased for residential purposes:

•                  Gas fired forced-air furnaces, boilers, air-source heat pumps and ground source heat pumps that are listed as being “ENERGY STAR Qualified” by the Office of Energy Efficiency, Natural Resources Canada; and

•                  Oil-fired forced-air furnaces that have a Seasonal Energy Utilization Efficiency rating (SEUE) of at least 85 per cent as established under the federal Energy Efficiency Act.

To be designated as “ENERGY STAR Qualified”, products must meet or exceed technical specifications designed to ensure that they are among the most energy efficient in the marketplace.

Vehicle Surtax Thresholds for Passenger Vehicles Increased

Effective February 16, 2005, the threshold for the surtax on passenger vehicles is increased from $47,000 to $49,000. Tax rates will apply as follows:

•                  7 per cent on passenger vehicles valued at less than $49,000;

•                  8 per cent on passenger vehicles valued at $49,000 or more, but less than $50,000;

•                  9 per cent on passenger vehicles valued at $50,000 or more, but less than $51,000; and

•                  10 per cent on passenger vehicles valued at $51,000 or more.

The new thresholds apply to all passenger vehicles purchased after February 15, 2005. For leased passenger vehicles, the new vehicle surtax thresholds apply to the first lease payment due after February 15, 2005.

Property Transfer Tax Act

Fair Market Value Threshold for Eligibility under the First-Time Home Buyers’ Exemption Program

Effective for registrations after February 15, 2005, the fair market value threshold for eligible residential property under the First-Time Home Buyers’ exemption program is increased by about 18 per cent to $325,000 from $275,000 in the Greater Vancouver Regional District, the Capital Regional District and the Fraser Valley Regional District and to $265,000 from $225,000 in the rest of the province. A proportional exemption is provided for residences that have a fair market value up to $25,000 above the new thresholds.

Effective for registrations after February 15, 2005 the mortgage pay down limits are increased. The pay down limit is the maximum that a mortgage can be paid down in the first year without losing eligibility for the First-Time Home Buyers’ Exemption. The limit is calculated as the greater of the amount required to pay the mortgage down to 70 per cent of fair market value or a specified amount. For qualifying properties in the Capital Regional District, the Greater Vancouver Regional District and the Fraser Valley Regional District the specified amount is increased to $13,000 from $11,000. For other parts of British Columbia the amount is increased to $10,600 from $9,000.

Medicare Protection Act

Medical Services Plan Premium Assistance

Effective August 1, 2005, the Medical Services Plan premium assistance program is enhanced to reduce or eliminate monthly premiums for about 215,000 people. The changes will reduce premium revenue by $40 million annually.

Premium assistance is enhanced by increasing the adjusted net family income thresholds by $4,000 each (see Table 2.4).

Table 2.4  Medical Service Plan Premium Assistance Changes

(Effective August 1, 2005)

Level of assistance	Per cent of premiums payable	Adjusted net family income range*
		Before changes	After changes
1	0	$16,000 or less	$20,000 or less
2	20	$16,001 to $18,000	$20,001 to $22,000
3	40	$18,001 to $20,000	$22,001 to $24,000
4	60	$20,001 to $22,000	$24,001 to $26,000
5	80	$22,001 to $24,000	$26,001 to $28,000

* Adjusted net family income is used to determine the level of assistance and is defined as net income from an applicant’s (and spouse’s) income tax return, less $3,000, for each dependant (reduced by child care expenses claimed), $3,000 for each person in the family over age 65 and $3,000 for each person in the family who is disabled.

Table 2.5 shows the impact of these changes for a single person, a senior couple and a family of four at various income levels. For example, the adjusted net income of a senior couple with $34,000 annual income is $25,000. This couple will be eligible for the 60 per cent level of assistance and pay monthly premiums of $57.60 per month, or $691.20 annually; a reduction of $460.80 per year.

Table 2.5 Examples of Medical Service Plan Premium Changes

(Effective August 1, 2005)

Annual net family income	Annual premiums before changes	Annual premiums after changes	(Decrease)
Single
$16,000 or less	$0.00	$0.00	$0.00
$16,001 to $18,000	$129.60	$0.00	$(129.60)
$18,001 to $20,000	$259.20	$0.00	$(259.20)
$20,001 to $22,000	$388.80	$129.60	$(259.20)
$22,001 to $24,000	$518.40	$259.20	$(259.20)
$24,001 to $26,000	$648.00	$388.80	$(259.20)
$26,001 to $28,000	$648.00	$518.40	$(129.60)
Over $28,000	$648.00	$648.00	$0.00
Senior Couple
$25,000 or less	$0.00	$0.00	$0.00
$25,001 to $27,000	$230.40	$0.00	$(230.40)
$27,001 to $29,000	$460.80	$0.00	$(460.80)
$29,001 to $31,000	$691.20	$230.40	$(460.80)
$31,001 to $33,000	$921.60	$460.80	$(460.80)
$33,001 to $35,000	$1,152.00	$691.20	$(460.80)
$35,001 to $37,000	$1,152.00	$921.60	$(230.40)
Over $37,000	$1,152.00	$1,152.00	$0.00
Family of Four
$25,000 or less	$0.00	$0.00	$0.00
$25,001 to $27,000	$259.20	$0.00	(259.20)
$27,001 to $29,000	$518.40	$0.00	(518.40)
$29,001 to $31,000	$777.60	$259.20	(518.40)
$31,001 to $33,000	$1,036.80	$518.40	(518.40)
$33,001 to $35,000	$1,296.00	$777.60	(518.40)
$35,001 to $37,000	$1,296.00	$1,036.80	(259.20)
Over $37,000	$1,296.00	$1,296.00	$0.00

Home Owner Grant Act

Increase in Threshold for Home Owner Grant Phase-out

Effective for the 2005 tax year, the threshold for the phase-out of the home owner grant is increased to $685,000 from $585,000. For properties with assessed values exceeding the threshold amount, the home owner grant will be phased out. Effective for the 2005 tax year, the rate at which the grant is phased out is reduced to $5 from $10 for each $1,000 of assessed value above the threshold. Recipients of the basic home owner grant will continue to receive some grant for properties with values up to $779,000. For seniors and other home owners receiving the additional grant a partial grant will be available for properties with values up to $834,000.

The increase to the threshold will, on average, offset the increase of sharply rising assessed values on higher-priced properties over the past year. As was the case last year, approximately 95.5 per cent of eligible homeowners will receive the full home owner grant.

School Act

School Tax Exemption for Alternative Energy Power Projects

Effective for the 2005 tax year, government is introducing an exemption from school tax for specified improvements of eligible hydroelectric projects that first began production after December 31, 2001.

Run-of-river projects that have long-term energy purchase agreements with BC Hydro signed before January 1, 2005 are eligible for the exemption. Run-of-river projects that do not have long-term energy purchase agreements with BC Hydro and hydroelectric storage projects are eligible for the exemption if they are certified to use the Ecologo trademark under the federal Environmental Choice Program.

For projects requiring Ecologo certification to qualify for the exemption, a refund of school tax paid on the qualifying improvements is available for the three years prior to the first year they become exempt.

The exemption is for intake facilities, including trash racks, penstocks and their foundations and support structures, tunnels and tunnel linings. Weirs are exempt when part of a run-of-river project. Dams do not qualify for the exemption.

Table 2.6 Summary of Administrative Measures

Effective Date
Income Tax Act
• Replace medical expense notch provision for expenses claimed for dependants	January 1, 2004
• Clarify that the determination of a refundable tax credit constitutes an assessment	January 1, 2000
• Confirm practice of not charging taxpayers interest when account is paid on time and parallel federal Act regarding a series of transactions for anti-avoidance purposes	July 1, 2003 and Royal Assent
• Ensure that penalties can apply to false claims and omissions when claiming tax credits	October 1, 2002
• Limit the foreign tax credit that can be claimed by corporations	January 1, 2006
• Exclude expenses incurred for purposes of the BC Mining Flow-through Share Tax Credit from eligible expenses for purposes of the Mining Exploration Tax Credit	January 1, 2005

Corporation Capital Tax Act
• Require financial corporations to retain records for specified time	Royal Assent
• Add a definition of salaries and wages for determining paid up capital of financial corporations allocated to other jurisdictions	February 16, 2005
• Require financial corporations to have the same year end when claiming an investment allowance	April 1, 2005

Social Service Tax Act
• Provide additional exemptions for aquaculturists	February 16, 2005
• Provide additional exemptions for farmers	February 16, 2005
• Expand exemption for safety helmets	February 16, 2005
• Increase maximum price for self-contained smoke alarms	February 16, 2005
• Expand exemption for penstock piping and related equipment	February 16, 2005
• Require remittance of all amounts collected as tire and battery levies	February 16, 2005
• Provide exemption for recordings of moving picture and audio productions when used for specified purposes	August 1, 1996 and February 16, 2005

Motor Fuel Tax Act
• Improve the enforcement of coloured fuel use	February 16, 2005
• Clarify coloured fuel use authorized in all unlicensed farm vehicles for farming purposes	February 16, 2005

Tobacco Tax Act
• Provide authority to seize stolen product	Royal Assent
• Revise the definition of “package”	February 16, 2005

School Act
• Based on the provincial residential property tax rate formula, set rate so that the tax on the average home increases by the provincial rate of inflation	January 1, 2005

• Rates adjusted so that the change in total non-residential school tax revenue is limited to inflation plus new construction	January 1, 2005

Taxation (Rural Area) Act
• Reduce the rural residential property tax rate so that the change in total non-residential rural area tax revenue is limited to inflation plus new construction	January 1, 2005

Insurance Premium Tax Act
• Introduce an exemption for out-of-province non-profit health insurers	January 1, 1997
• Provide authority to inspect tax related records	Royal Assent
• Clarify the definition of taxpayer	Royal Assent
• Provide an exemption for real estate insurance organizations	September 15, 1990

International Financial Activity Act
• Clarify that registration date and registration refusal can be appealed	September 1, 2004
• Change the international financial centre society’s name	Royal Assent

Hotel Room Tax
• Provide an exemption for industrial camps	February 16, 2005

Health Authorities Act
• Clarify property tax exemptions for public hospitals and public-private partnerships	Royal Assent

Administrative Measures — Supplementary Information

For more details on tax changes see Ministry of Provincial Revenue website at: www.rev.gov.bc.ca/budget/budget.htm

Income Tax Act

Medical Expense Tax Credit

Effective for the 2004 taxation year, changes are made to the medical expense tax credit to allow more expenses that are incurred on behalf of dependants to be claimed. These changes parallel similar ones made to the federal medical expense tax credit in 2004.

Medical expenses paid for dependent relatives (e.g., child, grandparent, niece, nephew, etc.) have been subject to “notch” provisions. That is, the expenses were reduced if they exceeded the basic personal credit amount.

Under the new provisions:

•                Medical expenses made on behalf of minor children will be pooled with the medical expenses of the taxpayer and his or her spouse or common-law partner, subject to the taxpayer’s minimum expense threshold (the lesser of three per cent of the taxpayer’s net income and $1,722 for 2004), without regard to the income of the minor child.

•                  For medical expenses paid on behalf of other dependent relatives, taxpayers will be able to claim qualifying medical expenses paid on behalf of such a dependant that exceed the lesser of 3 per cent of the dependant’s net income and $1,722 (that is, the threshold for the credit that would apply if the dependant claimed the expenses on their own). The maximum eligible amount that can be claimed on behalf of each dependent relative other than minor children will be $5,000.

Assessments

The Act is amended to clarify that the determination of refundable tax credits constitutes an assessment of income tax. This amendment is required because the date of assessment is used to determine various timeframes under the Act, such as statue-barring dates, interest and penalties, and the filing of notices of objections or appeals.

Measures to Harmonize with Federal Act

Effective July 1, 2003, the Act is amended to confirm the existing practice to not charge taxpayers interest if their account is paid in full by the date specified in their notice. In addition, the Act is amended to parallel the federal Income Tax Act regarding a series of transactions for purposes of the province’s anti-avoidance provision.

Refundable Taxes

The Act is amended to ensure that penalties may apply to various provincial refundable tax credits. In particular, the amendments will ensure that penalties can apply to persons who knowingly make false statements or omissions when claiming tax credits, or who claim a refund to which they are not entitled.

Limit the Foreign Tax Credit

Both the federal and provincial governments provide a corporate foreign tax credit on income taxes paid to foreign jurisdictions on non-business income earned in the year. The provincial foreign tax credit is computed on a country-by-country basis and is limited to the foreign income taxes paid in excess of the federal foreign tax credit deducted for that year.

The Act is amended to ensure that a corporation is deemed to have claimed the maximum federal foreign tax credit per country before a provincial foreign tax credit is allowed. The amendments remove the unintended result that would allow a corporation to reduce its provincial taxes before claiming a full federal credit. This change is consistent with the treatment of foreign taxes paid by individuals. The change is made applicable for corporate taxation years beginning on or after January 1, 2006.

Mining Exploration Tax Credit

British Columbia has two tax credit programs to support mining exploration in the province, the Mining Exploration Tax Credit and the BC Mining Flow-Through Share Tax Credit. Both programs allow a tax credit based on specific exploration expenses incurred. The BC Mining Flow-Through Share Tax Credit is harmonized with an equivalent federal program.

In 2004, the province and the federal government announced extensions to their mining flow–through share tax credit programs to December 31, 2005. As a result of the extension to the federal and provincial programs, the definition of excluded expenses in the Mining Exploration Tax Credit program is updated to exclude expenses incurred and claimed for purposes of the mining flow-through share tax credit programs.

Corporation Capital Tax Act

Retention of Records

The Corporation Capital Tax Act is amended to clarify how long a financial corporation must retain its records. A financial corporation will be required to keep records related to, or relevant to, a taxation year for the later of:

•                  7 years after the delivery of the return;

•                during the period a waiver is in effect;

•                  9 months after revoking a waiver; and

•                  until all appeals have been exhausted.

These requirements are consistent with those of other provincial taxation statutes.

Definition of Salaries and Wages

For purposes of determining the net paid up capital of a bank or credit union allocated to jurisdictions outside BC, a formula comprising salaries and wages and loans and deposits is used. A definition of salaries and wages is added to ensure consistency with the definitions used in other jurisdictions.

Investment Allowance

The Corporation Capital Tax Act provides an investment allowance deduction for financial corporations that own shares in another financial corporation that has a permanent establishment in BC. The Act is amended to limit the investment allowance deduction to shares in a financial corporation only if that corporation has the same taxation year-end as the financial corporation claiming the deduction.

Social Service Tax Act

Bona Fide Aquaculturists

Effective February 16, 2005:

•                  pearl nets, mussel socking and other netting used for shellfish seed and grow outs are added to the list of items that can be purchased or leased exempt from provincial sales tax by bona fide aquaculturists for an aquaculture purpose; and

•                  the maximum length of boats that may be purchased exempt by bona fide aquaculturists for an aquaculture purpose is increased from 11 metres to 20 metres.

Bona Fide Farmers

Effective February 16, 2005, the following are added to the list of items that can be purchased or leased exempt from provincial sales tax by bona fide farmers for a farm purpose:

•                  disinfectant mats; and

•                  tapeners (hand-held devices used to attach plants to plant supports).

Safety Equipment Exemption Expanded

Safety Helmets

Effective February 16, 2005, the exemption for safety helmets is expanded to include all safety helmets for use in sport, recreation and transportation. Previously, the exemption applied only to bicycle helmets, motorcycle helmets and work related safety helmets and caps, which included helmets for professional sport. With the expansion of the exemption, all safety helmets, including skateboarding, snowboarding, baseball, hockey and boxing helmets, are exempt.

Smoke and Fire Alarms

Effective February 16, 2005, the exemption for self-contained smoke and fire alarms for residential use is amended to increase the qualifying per unit price from $50 to $250.

Exemption for Penstock Systems Expanded

Effective February 16, 2005, the provincial sales tax exemption for penstock piping and related equipment is expanded to include penstock and related equipment for any hydroelectric power generating facility that is validly licensed under the Water Act.

Previously, penstock was exempt in either of two ways – as machinery or equipment if located on a hydroelectric manufacturing site, or because it was part of a run-of-river hydroelectric facility that held a valid water license for power production purposes under the Water Act. The expansion of the exemption means it will now apply to hydroelectric storage projects where the penstock is located, in part, outside of the manufacturing site, provided the facility has a valid power production license under the Water Act.

The expanded exemption is effective for purchases of penstock and related equipment made after February 15, 2005.

Environmental Levies

Effective February 16, 2005, the Act is amended to require all amounts collected as environmental levies on tires and batteries to be remitted to Government. This harmonizes the collection and remittance of environmental levies with that of the provincial sales tax. Tire and battery levies are deposited in the Sustainable Environment Fund and are used to fund provincial environmental protection and renewal initiatives.

Programming Acquired for Public Broadcast or for Making Copies for Sale or Lease

Effective August 1, 1996, an exemption is provided for recordings of visual and audio productions such as TV and radio programs and movies acquired for the purpose of:

•     public broadcast by a licensed radio or television broadcaster; or

•                  making copies of such productions for public broadcast by licensed broadcasters, for public exhibition (subject to payment of tax by the exhibitor) or for sale or lease.

Visual and Audio Productions Acquired for Copying into Other Productions

Effective February 16, 2005, an exemption is provided for recordings of visual and audio productions, such as film clips and soundtracks, acquired by film or television producers for the purpose of being copied into a second production such as a motion picture, or TV show where the second production is for:

•                  public broadcast by a licensed radio or television broadcaster;

•                  exhibition in a movie theatre or similar venue; or

•                  sale or lease.

Motor Fuel Tax Act

Penalty for Unauthorized Uses of Coloured Fuel

Effective February 16, 2005, persons who purchase or use coloured fuel for an unauthorized purpose are subject to a penalty equal to three times the clear fuel tax that would have been paid had the fuel not been coloured. This penalty is in addition to an assessment for the difference between the coloured fuel tax paid and the tax that would have been paid had the fuel not been coloured.

The penalty does not apply to the use of coloured fuel to operate unlicensed motor vehicles used in logging or mineral mining operations while operating off highway. Coloured fuel used in such vehicles is allowed under the Act provided the difference between the coloured fuel tax paid and the tax that would have been paid for clear fuel is remitted to the province.

Clarify Uses of Coloured Fuel for Farmers

Effective February 16, 2005 the Act is amended to clarify that farmers may use coloured fuel in any unlicensed vehicle provided the vehicle is operated:

•                  on land classified as a farm under the Assessment Act; and

•                  operated by or on behalf of a farmer for farm purposes.

Coloured fuel may also be used when a farm vehicle is proceeding to or returning from a farm location where the use of coloured fuel is otherwise authorized under the Act.

The authorization applies to any unlicensed farm vehicles, such as threshers, combines, loaders, ATVs and snowmobiles as long as they are operated under the conditions outlined above.

Tobacco Tax Act

Provide the Authority to Seize Stolen Tobacco Products

The Act is amended to provide appropriate officials with the authority to seize tobacco products that were not purchased from an authorized wholesaler. The quantity of seized products can be up to a maximum of 1,000 grams (50 cartons).

This authority parallels the existing authority to seize tobacco that does not bear the province’s mark, that bears the mark of another jurisdiction or was marked by a person authorized to do so by the director.

The amendment comes into force on Royal Assent.

Revise the Definition of Package

The Tobacco Tax Act Regulations are amended to revise the definition of “package” in relation to fine cut (loose) cigarette tobacco to increase the container size to 500 grams from 300 grams.

Increasing the package size ensures that packages up to 500 grams are required to be appropriately marked. The marking program provides a means of identifying tobacco acquired through the legitimate wholesale/retail chain and assists in curtailing tax losses from illicit tobacco trade.

School Act

Provincial Residential School Property Tax Rates

In general, a separate residential tax rate is set for each school district. For the 2005 calendar year, average residential school property taxes before application of the home owner grant will be increased by the provincial inflation rate from the previous year. For 2005 the increase will be 2.0 per cent. This follows the policy announced in Budget 2003 and continued in Budget 2004.

Residential tax rates will be set in April when revised assessment roll data are available to calculate the rates according to the provincial residential school tax rate formula. Tax rates will fall in almost every school district in response to rising average assessed values. Even though the average residential school tax is increased by the rate of inflation, the change in individual tax bills will vary. Some homeowners will experience an increase in their school taxes, while others will have reductions. The variation in individual tax bills will occur because changes in the assessed value of any individual property are likely to differ from changes in average provincial and school district assessed values.

Provincial Non-Residential School Property Tax Rates

A single, province-wide rate is set for each of the seven non-residential property classes. These tax rates have remained unchanged since 1999.

In response to increases in assessed values, the rates for 2005 will be adjusted so that the change in total non-residential school tax revenues will be limited to inflation plus new construction. This adjustment to rates may differ by property class to reflect differences in relative changes in assessed values by class. The rates will be set when revised assessment roll data are available.

Taxation (Rural Area) Act

Provincial Rural Property Tax Rates

A single provincial rural residential tax rate applies province-wide. For the 2005 calendar year, the provincial rural residential tax rate will fall in response to rising average assessed values consistent with policy introduced in Budget 2003; average residential provincial rural area taxes will increase by the provincial inflation rate of 2.0 per cent.

Non-residential provincial rural tax rates will be adjusted so that the change in total non-residential rural area tax revenues will be limited to inflation plus new construction.

Insurance Premium Tax Act

Exemption for Out-of-Province Non-Profit Health Insurers

The Insurance Premium Tax Act and Regulations are amended to provide a tax exemption for health care premiums received by non-profit extra-provincial health insurance corporations for medical service and health care plans contracted with BC residents. For the premiums to be exempt, non-profit extra–provincial health insurers must be licensed to carry on insurance business in BC under the Financial Institutions Act. The exemption is retroactive to January 1, 1997.

Power to Inspect Records

The Act is amended to provide the Commissioner of Income Tax, or other authorized officer of the Ministry of Provincial Revenue, with the authority to access books or records of taxpayers and insurance agents. In addition, authority is provided to make inquiries of any person regarding a specific taxpayer for the purpose of administering or enforcing the tax. The Commissioner may also request information from a person relating to an unnamed taxpayer if the person is an insurance agent or insurance sales person or if a court order has been granted.

In addition, the Act is amended to provide the Commissioner or authorized officer of the Ministry of Provincial Revenue with the authority to:

•                  require taxpayers and insurance agents to keep adequate records;

•                  specify what records taxpayers and insurance agents must keep; and

•                  attend a place of business to inspect the books and records to verify a return required under the Act.

Definition of Taxpayer

Effective February 15, 2005, the Act is amended to clarify that, for the purposes of the definition of a “taxpayer”, a corporation or partnership is resident in British Columbia if the corporation or partnership has a permanent establishment in the province at the time the premium for a contract of insurance with an unlicensed insurer becomes payable. Permanent establishment under the Act has the same meaning as the Income Tax Act (Canada). This ensures that insurance premiums relating to risks in respect of persons resident or property located in the province are subject to tax.

Exemption for Real Estate Insurance Organizations

The Act is amended to clarify that persons who are licensees under the Real Estate Services Act pay no tax on:

•     insurance premiums paid under an insurance contract with the Real Estate Errors and Omissions Insurance Corporation; or

•     assessments levied for the Real Estate Special Compensation Fund by the Real Estate Compensation Fund Corporation.

International Financial Activity Act

Expansion of Appeal Provisions to Include Registration Date and Registration Refusal

The International Financial Activity Act (IFA) is amended to clarify that a corporation or specialist has the right to appeal the commissioner’s decision to refuse registration of the corporation or specialist under the international financial activity tax refund program (IFP). Under the IFP, a corporation or specialist must obtain registration to qualify for an income tax refund.

The Act is also amended to clarify that a corporation or specialist can appeal the effective date of registration. The registration date is important because a claimant can only earn an income tax refund under the program from the date of registration. As such, if a claimant does not agree with the registration date that the Ministry of Provincial Revenue determines, they may appeal.

Change of Name for IFC Society

Effective February 16, 2005, the definition of “society” is amended to change the name “IFC International Financial Centre Society of Vancouver” to “International Financial Centre British Columbia Society” to reflect the recent change in the society’s name.

Hotel Room Tax Act

Exemption for Industrial Camps

Effective February 16, 2005, lodging in industrial camps is exempt from tax.

Industrial camps are facilities that provide accommodation in bunkhouses, trailers or other structures that:

•                  are operated by or on behalf of an employer or by a person under contract with an employer, and

•                  are operated for the purpose of providing lodging exclusively (more than 90 per cent) to employees or other persons engaged by the employer when those persons are performing work or services for the employer.

Industrial camps are generally located in remote areas and may occasionally provide lodging to backpackers or other transient tourists. Tax does not apply to the charge on such accommodation provided that over 90 per cent of the time the camp is used to provide lodging to persons performing work for the employer.

The exemption does not apply where an employer rents rooms for employees in hotels, motels, resorts or other accommodation facilities.

Health Authorities Act

Property Tax Exemptions For Public Hospitals Managed Directly or as a Public-Private Partnership

The Act is amended to clarify that property tax exemptions apply to public hospitals managed directly or as a public-private partnership in the following situations:

•                  property held or occupied for future hospital use;

•                  space occupied by organizations on behalf of the Health Authority that is used for Health Authority purposes;

•                  space occupied by not-for-profit organizations that would be exempt under another act if they were the owner; and

•                  space occupied and used for teaching purposes by physicians who have academic appointments with the medical faculty of the University of British Columbia and are credentialed members of the teaching hospital.

Part 3: BRITISH COLUMBIA ECONOMIC REVIEW AND OUTLOOK(1)

Overview

Following estimated growth of 3.3 per cent in 2004, the British Columbia economy is forecast to grow 3.1 per cent in 2005 and 3.0 per cent in 2006. As has been the practice of the Ministry of Finance, this forecast is slightly more conservative than that of the Economic Forecast Council, a group of private sector economists who provide independent advice to the Minister of Finance on the provincial economic outlook. The council forecasts growth in British Columbia of 3.3 per cent in 2005 and 3.1 per cent in 2006. Both the Ministry of Finance and the Economic Forecast Council expect the British Columbia economy to grow 3.0 per cent per year in the 2007 to 2009 period (see Chart 3.1). A topic box at the end of Part Three reports on the consultation with the Economic Forecast Council.

Chart 3.1 British Columbia’s outlook continues to brighten

In 2004, the British Columbia economy continued a broadly based recovery and was one of the fastest growing provinces in many sectors. The Ministry of Finance estimates that the BC economy posted 3.3 per cent growth for 2004, ahead of last year’s budget forecast of 2.8 per cent growth. Stronger than anticipated consumer spending, investment and government expenditures more than offset a somewhat weaker than expected external trade sector.

Recent Developments

The performance of key BC economic indicators in recent quarters is presented in Table 3.1.

Both employment and retail sales showed positive growth in the October to December quarter of 2004. For the year, employment recovered strongly from negative growth in the January to March quarter to record annual growth of 2.3 per cent for 2004. The unemployment rate has been below 7.0 per cent for the past five months, and was 6.5 per cent in January 2005. Retail sales growth was robust, increasing 6.4 per cent on a year-to-date basis to November.

(1)          Reflects information available as of February 7, 2005. All annual and quarterly references are for the calendar year.

Housing starts saw growth in excess of 20 per cent for the third straight year in BC, rising 25.8 per cent in 2004. Both manufacturing shipments and exports weakened in the final quarter of 2004, as the high Canadian dollar started to dampen the value of shipments. Due to strong gains at the beginning of the year, manufacturing shipments were up 12.7 per cent year-to-date to November. The value of merchandise exports peaked in May 2004 and fell throughout the rest of the year. The strength in exports earlier in the year resulted in an increase of 10.6 per cent during the first eleven months of 2004, relative to the same period in 2003. Non-residential building permits increased 12.4 per cent in 2004, primarily due to growth in commercial and industrial construction. While these indicators show a strong performance for the BC economy overall in 2004, several key economic indicators slowed in the final three months of 2004.

Table 3.1  British Columbia Economic Indicators

	Third Quarter	Fourth Quarter		Year-to-Date
	July to Sept. 2004	Oct. to Dec. 2004		Jan. to Dec. 2004
	change from	change from		change from
All data seasonally adjusted	Apr. to Jun. 2004	July to Sept. 2004		Jan. to Dec. 2003
Per cent change
Employment	+0.8	+0.7		+2.3
Manufacturing Shipments	+3.1	-0.5	*	+12.7	*
Exports	+1.4	-5.6	*	+10.6	*
Retail Sales	+1.7	+0.5	*	+6.4	*
Housing Starts	-2.6	-5.0		+25.8
Non-Residential Building Permits	+5.7	+2.9		+12.4

Source: Statistics Canada; BC Stats

* Data available to November only

The Outlook for the External Environment

The U.S. economic recovery picked up steam in 2004, posting annualized growth of 4.0 per cent in the third quarter and 3.1 per cent in the fourth quarter. Real consumer spending was an important driver of growth, rising 4.6 per cent on an annualized basis in the final quarter of 2004. Business investment was also up substantially in the fourth quarter due to strong capital equipment spending. Real exports declined in the October to December period of 2004 and the trade deficit was the biggest drag on fourth quarter U.S. GDP.

Overall, the U.S. economy grew by 4.4 per cent in 2004, up substantially from 3.0 per cent in 2003. At the end of 2004, falling oil prices and gains in employment supported improved consumer confidence. Retail sales in the U.S. rose 7.6 per cent in 2004. While the U.S. labour market showed some signs of strength in 2004, it was not able to generate the steady pace of growth consistent with an expanding economy. The construction industry was one of the labour market highlights, increasing by 265,000 jobs or 3.4 per cent during the year. Residential construction in the U.S. increased 5.1 per cent in 2004, reaching 1.9 million units. However, analysts expect employment in construction to decline in 2005 as the U.S. housing market slows.

After the 4.4 per cent growth seen in 2004, the January Consensus Economics survey expects U.S. real GDP growth of 3.6 per cent in 2005 and 3.4 per cent in 2006. The consensus outlook for 2005 has been improving for the U.S. over the past two months. The pace of growth in the U.S. for 2005 is expected to ease from the strength of 2004 but remain robust, as the weaker U.S. dollar boosts exports and the manufacturing sector picks up.

The Ministry of Finance assumes U.S. economic growth of 3.2 per cent in 2005, somewhat below the current 3.6 per cent consensus. In 2006, U.S. growth is expected to moderate to 3.0 per cent in the Ministry of Finance forecast, while the January consensus survey predicts more robust growth of 3.4 per cent for the year. Over the medium-term, the Ministry of Finance assumes that the U.S. economy will grow at a rate of about 3.0 per cent per year. The Ministry of Finance’s growth assumptions are somewhat lower than the consensus, reflecting the risk surrounding the sustainability of the U.S. economic recovery and the twin fiscal and current account deficits.

Table 3.2  Ministry of Finance Economic Forecast:  Key Assumptions

			Forecast
	2004		2005	2006	2007	2008	2009
	Per cent change unless otherwise noted
Canada Real GDP	2.7	(e)	2.7	2.7	3.0	3.0	3.0
U.S. Real GDP	4.4		3.2	3.0	3.0	3.0	3.0
Japan Real GDP	2.7	(e)	0.8	1.5	1.5	1.5	1.5
Europe Real GDP	1.8	(e)	1.5	1.8	2.0	2.0	2.0
Short-term Interest Rates(1)	2.2		2.7	3.4	4.1	4.9	5.0
Long-term Interest Rates(2)	4.6		4.7	5.0	5.5	6.0	6.0
U.S. cents / Canadian dollar	76.8		84.4	83.0	83.0	83.0	83.0

(e)          Ministry of Finance estimate.

(1)          Canada 3-month treasury bills.

(2)          Government of Canada 10-year bonds.

The rapid appreciation of the Canadian dollar relative to the U.S. dollar dampened Canadian economic growth in 2003; real GDP growth was 2.0 per cent. In 2004, the Canadian dollar was once again a factor for the Canadian economy and growth is expected to soften in the final quarter. Weakness in the manufacturing and export sectors is anticipated for the final three months of 2004.

Employment in Canada continued to be robust in 2004 with the construction industry posting strong job gains. The manufacturing sector continued to perform poorly, especially in the second half of the year when the Canadian dollar appreciated quickly. Overall, the Canadian economy added 284,600 jobs in 2004, an increase of 1.8 per cent. Low interest rates continued to drive up the housing market in 2004 and Canadian housing starts totalled 233,431 units for the year. Canadian retail sales increased 4.5 per cent over the first eleven months of 2004, compared to the same period in 2003. Much of the strength was seen in furniture and home improvement stores while auto sales continued to dampen growth. Retail sales excluding autos and parts were up 6.1 per cent during the first eleven months of 2004 relative to the same period the previous year.

The Consensus Economics survey downgraded Canadian growth expectations for 2005 in their past three monthly surveys. Forecasters lowered their growth forecasts on average to reflect lower exports resulting from the appreciation in the Canadian dollar, as well as weakness in the manufacturing sector. The January survey calls for growth of 2.8 per cent for 2005 and 3.0 per cent for 2006. The Ministry of Finance forecast is slightly more conservative than the consensus, and assumes that the Canadian economy will underperform the U.S. economy over the next two years, with growth of 2.7 per cent in both 2005 and 2006.

Chart 3.2 Consensus outlook for Canada falls

The Japanese economy started 2004 with strong growth but economic conditions have deteriorated over the course of the year. January’s Consensus Economics survey predicts economic growth in Japan will slow from an estimated 2.9 per cent in 2004 to 1.1 per cent for 2005 and 1.9 per cent in 2006. The Ministry of Finance is assuming slightly lower growth of 0.8 per cent in 2005, rising to 1.5 per cent in 2006.

In 2004, China’s GDP growth was 9.5 per cent with robust exports and agricultural production. China attempted to restrain growth by raising interest rates and putting in place economic controls to cool investment over the past year. While growth is expected to slow somewhat in 2005, further interest rate hikes or some adjustment of the currency may be needed.

Germany’s economy continues to struggle as the long-awaited turnaround in consumer spending has failed to materialize and employment continues to stagnate. The poor performance of Europe’s largest economy will impact the overall growth prospects for Europe in the near-term. The Ministry of Finance forecasts growth of 1.5 per cent in 2005 and 1.8 per cent in 2006 for Europe.

Financial Markets

The U.S. federal funds rate was held at 1.00 per cent for the first half of 2004. Starting at the end of June, the Federal Reserve Board raised this key target interest rate by 25 basis points at each of their next five meetings, up to 2.25 per cent by the end of 2004. The Bank of Canada ended their easing cycle in April of 2004 by lowering the target overnight rate to 2.00 per cent. The Bank of Canada sat on the sidelines through the summer, and only started raising interest rates in the fall with 25 basis point increases at both their September and October meetings. The target for the overnight rate in Canada ended 2004 at 2.50 per cent.

Chart 3.3 Short-term interest rates to rise faster in the U.S. than Canada

At their February 2nd meeting the Federal Reserve Board raised its key target interest rate by 25 basis points to 2.50 per cent. There was no change in their risk assessment, stated as “roughly equal” by the committee in terms of upside and downside risks for both sustainable growth and price stability. This latest move by the Federal Reserve eliminates the gap between the target interest rates for Canada and the U.S., as they are both 2.50 per cent.

Outlook

Consistent with private sector forecasts, the Ministry of Finance assumes that the U.S. federal funds rate will rise at a measured pace, to remove monetary stimulus from the economy. Despite high energy prices and a lower U.S. dollar, the rise in interest rates should keep inflationary pressures in check.

Canadian growth expectations are weaker than for the U.S. and most analysts predict that the Bank of Canada will stay on the sidelines for the near-term. This would result in the short-term interest rate spread between Canada and the U.S. becoming negative early in 2005. Canadian interest rates are also forecast to rise, although later and perhaps more slowly than in the U.S.

The Canadian three-month treasury bill rate is expected to average 2.7 per cent in 2005, rising to 3.4 per cent in 2006. Ten-year government bonds are forecast to average 4.7 per cent this year and 5.0 per cent in 2006. The Ministry of Finance outlook was based on the average of six private sector forecasts as of January 5, 2005.

Table 3.3  Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts

Average annual interest rate (per cent)	2005	2006

Global Insight	2.7	2.9
BMO	2.8	3.7
Nesbitt Burns	3.1	3.8
Scotiabank	2.5	NA
TD Economics	2.7	3.0
RBC Capital Markets	2.6	3.5
Average (as of January 5, 2005)	2.7	3.4
Budget 2005/06 Forecast	2.7	3.4

The Canadian dollar averaged 76.8 cents US in 2004, up from 71.4 cents in 2003 and ended the year strongly, averaging 82.0 cents US in December. The recent appreciation in the Canadian dollar was due in part to U.S. dollar weakness, resulting from concerns surrounding the ability of the U.S. to finance its large current account and budget deficits.

Chart 3.4 Canadian dollar

Outlook

The weakness in the U.S. dollar is generally expected to continue, however, there are other factors that may constrain the Canadian dollar’s appreciation. Overall, non-energy commodity prices are expected to decline in 2005, and the Canadian dollar has generally tracked commodity prices quite closely over the past decade. The interest rate spread between Canada and the U.S. is also likely to become less supportive of the Canadian dollar, as spreads are forecast to move into negative territory.

The private sector forecast of the Canadian dollar in 2005 averages 84.4 cents US, falling to 83.0 cents US in 2006. The Ministry of Finance exchange rate outlook is based on these private sector averages (see Table 3.4). As the interest rate spread between Canada and the U.S. is anticipated to remain small in the medium-term, the Canadian dollar is expected to continue at around 83.0 cents US for the 2007 to 2009 period.

Table 3.4  Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2005	2006

Global Insight	83.2	82.3
BMO	83.0	80.9
Nesbitt Burns	85.7	85.2
Scotiabank	87.1	87.4
TD Economics	84.8	83.4
RBC Capital Markets	82.7	78.7
Average (as of January 5, 2005)	84.4	83.0
Budget 2005/06 Forecast	84.4	83.0

The British Columbia Outlook

After strong growth in 2004, the Ministry of Finance expects economic growth in British Columbia to outperform Canadian growth in 2005 at 3.1 per cent. Over the medium-term, economic growth in BC of 3.0 per cent is expected, reflecting robust exports, investment and productivity growth. This outlook is consistent with, but slightly lower than the Economic Forecast Council (see Table 3.5).

Table 3.5  British Columbia Economic Outlook

			Forecast
	2004		2005	2006	2007	2008	2009
	Per cent change in real GDP
Ministry of Finance Economic Forecast	3.3	(e)	3.1	3.0	3.0	3.0	3.0
Economic Forecast Council(1)	3.5		3.3	3.1	3.0	3.0	3.0

(e)          Ministry of Finance estimate.

(1)          Average of the thirteen members who provided forecasts.  (The Council provided a single average annual growth rate for 2007 through 2009.)

Table 3.6 summarizes the Ministry of Finance’s outlook for key economic indicators, while Tables 3.8.1 to 3.8.5 at the end of Part Three provide additional detail on the economic forecast.

Table 3.6  Ministry of Finance Economic Forecast:  Key Economic Indicators

			Forecast
	2004		2005	2006	2007	2008	2009
	Per cent change unless otherwise noted
British Columbia Economic Indicators
Real GDP	3.3	(e)	3.1	3.0	3.0	3.0	3.0
Nominal GDP	6.6	(e)	4.7	4.5	4.5	4.5	4.7
Employment	2.3		1.9	1.9	2.0	1.9	2.0
Unemployment Rate	7.2		7.2	7.2	7.1	7.1	6.9
Total Net In-migration (thousands of persons)	33.5	(1)	34.1	38.7	40.5	43.7	46.5
Personal Income	4.1	(e)	4.5	4.5	4.4	4.3	4.3
Corporate Pre-tax Profits	19.9	(e)	5.7	5.2	3.5	3.2	4.7
Housing Starts (thousands of units)	32.9		32.0	31.7	31.3	30.9	30.7
Retail Sales	6.5	(e)	5.2	4.9	4.8	4.7	4.7
Inflation Rate	2.0		2.0	2.0	2.0	2.0	2.0
B.C. Goods and Services Export Price Deflator	4.2	(e)	-2.1	0.8	0.6	0.8	1.3

(e)          Ministry of Finance estimate.

(1)          BC STATS estimate.

The Labour Market

Employment growth in British Columbia was robust in 2004 averaging 2,059,700 persons employed, an increase of 2.3 per cent from 2003. The 45,500 jobs created in 2004 represent an increase in full-time employment of 63,500 jobs offset by a decline in part-time employment of 18,000 jobs. Job growth in British Columbia was broadly based, with both goods and services sectors expanding in 2004. The unemployment rate in British Columbia averaged 7.2 per cent in 2004, down from 8.0 per cent in 2003 as growth in employment outweighed growth in the labour force.

Chart 3.5 Employment robust in 2004

Outlook

Employment is forecast to increase by 1.9 per cent in both 2005 and 2006, adding about 40,000 jobs in each year. The labour force is expected to grow at about the same pace as employment for 2005 and 2006, resulting in a steady unemployment rate of 7.2 per cent for these two years. Over the medium-term, the unemployment rate is forecast to decline gradually.

Chart 3.6 Unemployment rate forecast trending down

Domestic Demand

Consumer Spending and Housing

Retail sales picked up in 2004 with the increase largely being driven by the strong housing market as much of the strength was seen in furniture, home electronics and appliances as well as home improvement stores. The value of total retail sales rose 6.4 per cent in the first eleven months of 2004 relative to the same period of 2003. In addition to furniture and home-related purchases, the value of fuel sales increased substantially over the first eleven months of 2004, reflecting higher market prices for gasoline.

Chart 3.7 Retail sales pick up in 2004

Housing starts posted another strong performance in 2004 with continued low mortgage rates and robust employment gains supporting growth in demand. British Columbia housing starts totaled 32,925 units in 2004, a 25.8 per cent increase over the previous year.

Outlook

Consumer spending on goods and services adjusted for inflation is forecast to increase 3.3 per cent in 2005. Steady growth in employment and personal income will support consumer demand for goods and services this year. In 2006, further growth of 3.2 per cent is expected in real consumer spending, followed by growth of 2.9 per cent on average over the medium-term. Retail sales are forecast to rise 5.2 per cent in 2005, followed by growth of 4.9 per cent in 2006.

Housing starts in British Columbia are expected to ease off gradually over the forecast period as interest rates rise and demand becomes satiated. Housing starts are forecast to total about 32,000 units in 2005, falling to 31,700 units in 2006. Over the medium-term housing starts are forecast to decline gradually reaching 30,700 units by 2009.

Chart 3.8 Housing starts ease from current high

External Trade and Commodity Markets

The value of BC’s merchandise exports rose 10.6 per cent in the first eleven months of 2004, relative to the same period of 2003. The effects of a higher Canadian dollar on forestry exports were offset by high lumber prices, resulting in an increase of 16.5 per cent in forestry exports year-to-date to November. Lumber prices were up 46.0 per cent on average for 2004 compared to the previous year. The spruce-pine-fir price hit a high of US$465 in the first week of May but was back down to US$361 by the end of the year. However, energy exports fell 5.1 per cent during the first eleven months of 2004 compared to the same period the previous year, as gas volumes declined and the value of electricity exports fell. The value of merchandise exports excluding forestry increased 6.2 per cent year-to-date to November, reflecting strength in other export commodities such as industrial goods.

Chart 3.9 Natural gas prices

Canadian natural gas prices continued to be volatile over the course of 2004, with the highest price of $6.1C/GJ occurring in June followed by a low of $4.7C/GJ in September. However, on average for 2004 the natural gas price increased a relatively moderate 1.7 per cent. Natural gas prices generally follow oil prices, however in 2004 favorable weather conditions kept storage levels high, dampening this effect significantly. Without this mitigating factor, most analysts agree that natural gas prices could have been much higher in 2004.

Coal prices were strong in 2004, driven largely by China’s rapid economic growth and import demand. Increased demand for steel in turn raised demand for coal, supporting higher coal prices.

Overall, the average price of British Columbia goods and services exports grew an estimated 4.2 per cent in 2004 helping to offset the impact of a higher Canadian dollar on BC exporters.

Outlook

Real exports of goods and services are expected to increase 2.4 per cent in 2005. This is somewhat lower growth than the 3.5 per cent seen in 2004, reflecting the higher Canadian dollar combined with a decline in export prices and easing of Japanese demand. Real export growth is forecast to increase after 2005, consistent with economic growth in BC’s trading partners and improving export prices.

Chart 3.10 Higher Canadian dollar and lower commodity prices reduce export growth in 2005

The average price of British Columbia goods and services exports is forecast to decline 2.1 per cent in 2005, as key commodity prices, such as lumber, ease off from high levels and the stronger Canadian dollar reduces the value of exporters sales. Natural gas prices are forecast to level off at C$4.65/GJ in the medium-term. Spruce-pine-fir prices are expected to average US$319 per thousand board feet in 2005 and US$300 through the remainder of the forecast period. The average export price is expected to pick up moderately over the medium-term as commodity prices stabilize and the Canadian dollar remains around 83.0 cents US.

Business and Government

Business investment (including residential) adjusted for inflation is estimated to have expanded 8.1 per cent in 2004, building on robust growth in 2003 of 7.4 per cent. While much of the growth in business investment was driven by strong residential investment, which is estimated to have increased 10.8 per cent in 2004, investment in both machinery and equipment as well as non-residential investment also saw robust growth. Business confidence in BC remained strong in 2004, remaining above Canada as a whole.

Chart 3.11 BC Business confidence high

Machinery and equipment investment benefited from the higher Canadian dollar, rising an estimated 5.4 per cent in 2004, as costs were lower for industries importing equipment from the U.S. Non-residential construction saw an estimated increase of 6.8 per cent last year. Corporate profits in British Columbia grew 11.2 per cent in 2003, and are estimated to have another strong year in 2004 with growth of 19.9 per cent expected.

Local, provincial and federal government combined spending is estimated to have increased 2.3 per cent in 2004 in inflation-adjusted terms.

Outlook

Total investment in British Columbia is forecast to grow 5.5 per cent in 2005 and 5.1 per cent in 2006. This growth reflects the machinery and equipment and non-residential investment sectors gaining strength to offset the easing of residential investment, as well as public sector investment in capital projects. Over the medium-term, total investment in British Columbia is expected to average growth of 4.9 per cent.

Combined spending by the three levels of government in inflation-adjusted terms is expected to grow 3.1 per cent in 2005 and increase 0.8 per cent in 2006. Over the medium-term, inflation-adjusted government spending is forecast to rise 1.9 per cent on average per year.

Inflation

Consumer price inflation in both BC and Canada began 2004 quite low, but high fuel prices drove up inflation over the summer months and into the winter before falling in December. In Canada, overall consumer price inflation averaged 1.9 per cent in 2004, a significant decrease from the 2.8 per cent rate of inflation seen in 2003. The slowdown in the average annual rate of inflation in 2004 was due mainly to a much smaller increase in automotive vehicle insurance premiums during the year, as well as a decline in natural gas and computer equipment and supplies prices. British Columbia experienced similar consumer price inflation to Canada as a whole in 2004; inflation averaged 2.0 per cent for the year.

Outlook

Consumer price inflation in British Columbia and Canada is expected to continue to average 2.0 per cent per year over the forecast period, in line with the Bank of Canada’s inflation target.

Risks to the Economic Outlook

The economic outlook has risks on both the upside and downside. The most significant risks to the British Columbia outlook remain the volatility of the Canadian dollar and sustainability of the U.S. economic recovery.

The British Columbia economy could grow faster than forecast if:

•                  The Canadian dollar falls significantly below the current forecast.

•                  The U.S. economy resumes a higher growth path.

•                  A lasting resolution to the softwood lumber dispute is reached; alongside growing U.S. demand, this would provide an opportunity for further growth in British Columbia’s forest industry.

•                  British Columbia business confidence and investment strengthen further; this would provide a base for stronger economic growth in the province.

•                  Interprovincial net in-migration strengthens further; this would generate additional demand for goods and services and boost economic growth.

•                  Visitors to BC increase as Vancouver gains further international recognition as a tourism destination through promotion of the 2010 Winter Olympics.

Alternatively, the British Columbia economy could grow slower than forecast if:

•                  The Canadian dollar movements become increasingly volatile or the dollar appreciates rapidly above the current forecast.

•                  Oil prices rise and are sustained at a high level, dampening North American growth prospects.

•                  Interest rates in the U.S. and Canada rise more quickly than forecast.

•                  Commodity prices decline more sharply than forecast or become more volatile.

•                  The recent monetary tightening, as well as the effects of high oil prices on China, slows the Chinese economy significantly.

•                  Geopolitical uncertainty accelerates due to events in the Middle East or further terrorist attacks in the U.S.

Table 3.7                                              British Columbia Economic Review

		Budget 2004	Actual/
	Actual	Forecast	Estimate
	2003	2004	2004
	Per cent change unless otherwise noted
Real Gross Domestic Product (per cent change)	2.5	2.8	3.3	(1)
Consumer Expenditure	3.3	3.1	3.9	(1)
Capital Investment	7.3	6.5	7.7	(1)
Government Expenditure	2.0	-1.6	2.3	(1)
Exports of Goods and Services	0.3	4.2	3.5	(1)
Imports of Goods and Services	3.7	4.2	5.2	(1)
Inventory Investment (change in billions of constant 1997 dollars)	0.8	1.0	0.7	(1)
B.C. Economic Forecast Council - Real GDP growth	2.5	2.9	3.5
Gross Domestic Product (current dollars; per cent change)	5.2	4.6	6.6	(1)
Population July 1 (per cent change)	0.9	0.9	1.1
Total Net In-migration (persons)	31,660	28,744	33,522	(2)
Interprovincial	3,747	5,000	7,000	(2)
International	27,913	23,744	26,522	(2)
Labour Force (thousands of persons)	2,191	2,236	2,219
(per cent change)	2.2	1.6	1.3
Employment (thousands of persons)	2,014	2,059	2,060
(per cent change)	2.8	1.8	2.3
Unemployment Rate (per cent)	8.0	7.9	7.2
Retail Sales (millions of current dollars)	44,034	42,905	46,894	(1)
(per cent change)	2.6	4.4	6.5
Labour Income (3) (millions of current dollars)	75,141	77,240	78,333	(1)
(per cent change)	3.2	4.3	4.2
Corporate Pre-tax Profits (millions of current dollars)	12,568	11,403	15,070	(1)
(per cent change)	11.2	6.8	19.9
Housing Starts (units)	26,174	26,949	32,925
(per cent change)	21.0	3.0	25.8
Consumer Price Index (1992 = 100)	120.4	122.4	122.8
(per cent change)	2.1	1.6	2.0
Key Assumptions:
Economic Growth (per cent change)
Canada	2.0	2.7	2.7	(1)
United States	3.0	4.1	4.4
Japan	2.5	1.5	2.7	(1)
Europe	0.5	1.5	1.8	(1)
Housing Starts (per cent change)
Canada	6.5	-8.9	6.9
United States	8.3	-9.2	5.1
Japan	0.8	0.0	2.5
Industrial Production (per cent change)
United States	0.0	4.0	4.1
Japan	3.1	3.5	5.1
Canadian Consumer Price Index (per cent change)	2.8	1.8	1.9
Canadian Interest Rates (per cent; annual average)
3-month Treasury Bills	2.9	2.5	2.2
Government of Canada 10-year Bonds	4.8	4.9	4.6
United States Interest Rates (per cent; annual average)
3-month Treasury Bills	1.0	1.2	1.4
Government 10-year Bonds	4.0	4.6	4.3
U.S. cents / Canadian Dollar (annual average)	71.4	79.0	76.8
BC Goods and Services Export Price Deflator (Cdn$; per cent change)	-1.0	-1.3	4.2	(1)

(1) Ministry of Finance estimate.

(2) BC STATS estimate.

(3) Wages, salaries and supplementary labour income.

Table 3.8.1                                    Gross Domestic Product:  British Columbia and Canada

			Forecast
	2003	2004(e)	2005	2006	2007	2008	2009
BRITISH COLUMBIA:
Gross Domestic Product at Market Prices:
- Real (1997 $ million; chain-weighted)	133,600	137,952	142,161	146,364	150,793	155,371	160,030
(% change)	2.5	3.3	3.1	3.0	3.0	3.0	3.0

- Current Dollar ($ million)	145,500	155,041	162,274	169,499	177,051	184,934	193,552
(% change)	5.2	6.6	4.7	4.5	4.5	4.5	4.7

- GDP Price Deflator (1997 = 100)	108.9	112.4	114.1	115.8	117.4	119.0	120.9
(% change)	2.6	3.2	1.6	1.5	1.4	1.4	1.6

Real GDP Per Person
(1997 $; chain-weighted)	32,175	32,874	33,545	34,183	34,840	35,507	36,155
(% change)	1.6	2.2	2.0	1.9	1.9	1.9	1.8

Real GDP Per Employed Person
(% change)	-0.3	1.0	1.1	1.0	1.0	1.1	1.0

Unit Labour Cost(1) (% change)	0.8	1.0	1.4	1.6	1.6	1.5	1.6

CANADA:
Gross Domestic Product at Market Prices:
- Real (1997 $ billion; chain-weighted)	1,096	1,126	1,157	1,188	1,224	1,261	1,299
(% change)	2.0	2.7	2.7	2.7	3.0	3.0	3.0

- Current Dollar ($ billion)	1,219	1,293	1,351	1,413	1,481	1,554	1,631
(% change)	5.3	6.1	4.5	4.6	4.8	4.9	4.9

- GDP Price Deflator (1997 = 100)	111.2	114.8	116.8	118.9	121.1	123.2	125.5
(% change)	3.2	3.3	1.7	1.8	1.8	1.8	1.9

Real GDP Per Person (1997 $)	34,629	35,245	35,887	36,545	37,309	38,122	38,955
(% change)	1.1	1.8	1.8	1.8	2.1	2.2	2.2

Real GDP Per Employed Person
(% change)	-0.3	0.9	1.3	1.2	1.4	1.5	1.5

(e) British Columbia GDP figures for 2004 are Ministry of Finance estimates.

(1) Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.

Table 3.8.2                                    Components of British Columbia Real GDP at Market Prices

			Forecast
	2003	2004(e)	2005	2006	2007	2008	2009
	1997$ billion; chain-weighted
Personal Expenditure on Goods and Services	85.2	88.6	91.4	94.4	97.2	99.9	102.6
(% change)	3.3	3.9	3.3	3.2	3.0	2.8	2.8

- Goods	36.6	38.5	39.7	40.9	42.0	43.1	44.3
(% change)	1.4	5.2	3.2	3.0	2.8	2.6	2.6

- Services	48.6	50.1	51.7	53.5	55.2	56.7	58.4
(% change)	4.7	3.0	3.3	3.4	3.1	2.9	2.9

Government Current Expenditures on Goods and Services	25.7	26.3	27.1	27.4	27.8	28.4	28.9
(% change)	2.0	2.3	3.1	0.8	1.7	2.0	2.0

Investment in Fixed Capital	27.4	29.5	31.1	32.7	34.2	36.1	37.8
(% change)	7.3	7.7	5.5	5.1	4.6	5.4	4.7

Final Domestic Demand	138.2	144.2	149.5	154.1	158.8	163.8	168.8
(% change)	3.7	4.3	3.7	3.1	3.1	3.2	3.0

Exports Goods & Services	60.3	62.4	63.9	66.0	68.2	70.8	73.4
(% change)	0.3	3.5	2.4	3.3	3.4	3.7	3.7

Imports Goods & Services	65.9	69.3	71.9	74.0	76.2	78.6	81.4
(% change)	3.7	5.2	3.7	2.9	3.0	3.2	3.4

Inventory Change	0.8	0.7	0.8	0.6	0.5	0.3	0.4

Statistical Discrepancy	0.2	0.2	0.2	0.2	0.2	0.2	0.2

Real GDP at Market Prices	133.6	138.0	142.2	146.4	150.8	155.4	160.0
(% change)	2.5	3.3	3.1	3.0	3.0	3.0	3.0

(e) Figures for 2004 are Ministry of Finance estimates.

Table 3.8.3                                    Components of Nominal Income and Expenditure

				Forecast
	2003	2004		2005	2006	2007	2008	2009

Labour Income(1) ($ million)	75,141	78,333	(e)	81,864	85,620	89,602	93,695	98,054
(% change)	3.2	4.2		4.5	4.6	4.7	4.6	4.7

Personal Income ($ million)	116,125	120,941	(e)	126,356	132,032	137,790	143,736	149,988
(% change)	2.7	4.1		4.5	4.5	4.4	4.3	4.3

Corporate Profits Before Taxes ($ million)	12,568	15,070	(e)	15,930	16,752	17,333	17,895	18,739
(% change)	11.2	19.9		5.7	5.2	3.5	3.2	4.7

Retail Sales ($ million)	44,034	46,894	(e)	49,333	51,752	54,223	56,783	59,441
(% change)	2.6	6.5		5.2	4.9	4.8	4.7	4.7

Housing Starts	26,174	32,925		32,002	31,728	31,276	30,916	30,741
(% change)	21.0	25.8		-2.8	-0.9	-1.4	-1.2	-0.6

Residential Investment(2) ($ million)	10,694	12,191	(e)	12,766	13,450	14,201	15,017	15,987
(% change)	19.6	14.0		4.7	5.4	5.6	5.7	6.5

B.C. Consumer Price Index (1992 = 100)	120.4	122.8		125.3	127.8	130.3	133.0	135.7
(% change)	2.1	2.0		2.0	2.0	2.0	2.0	2.0

(e) Figures are Ministry of Finance estimates.

(1) Domestic basis; wages, salaries and supplementary labour income.

(2) Includes renovations and improvements.

Table 3.8.4                                    Labour Market Indicators

				Forecast
	2003	2004		2005	2006	2007	2008	2009

Population (on July 1) (000’s)	4,152	4,196		4,238	4,282	4,328	4,376	4,426
(% change)	0.9	1.1		1.0	1.0	1.1	1.1	1.2

Labour Force Population, 15+ Years (000’s)	3,341	3,389		3,439	3,489	3,540	3,591	3,643
(% change)	1.2	1.5		1.5	1.5	1.5	1.4	1.4

Net In-Migration

- International(1)	27,913	26,522	(3)	25,100	26,687	27,542	28,724	30,499

- Interprovincial	3,747	7,000	(3)	9,000	12,000	13,000	15,000	16,000

- Total	31,660	33,522	(3)	34,100	38,687	40,542	43,724	46,499

Participation Rate(2) (%)	65.6	65.5		65.8	66.1	66.4	66.7	66.8

Labour Force (000’s)	2,191	2,219		2,263	2,306	2,350	2,394	2,435
(% change)	2.2	1.3		2.0	1.9	1.9	1.9	1.7

Employment (000’s)	2,014	2,060		2,099	2,139	2,182	2,224	2,268
(% change)	2.8	2.3		1.9	1.9	2.0	1.9	2.0

- Goods Sector Employment (000’s)	401	422		433	445	459	472	486
(% change)	5.1	5.3		2.6	2.8	3.1	2.8	3.0

- Service Sector Employment (000’s)	1,614	1,638		1,666	1,694	1,723	1,752	1,782
(% change)	2.2	1.5		1.7	1.7	1.7	1.7	1.7

Unemployment Rate (%)	8.0	7.2		7.2	7.2	7.1	7.1	6.9

(e) Figures are Ministry of Finance estimates.

(1) International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

(2) Percentage of the population 15 years of age and over in the labour force.

(3) Figures are BC Stats estimates.

Table 3.8.5                                    Major Economic Assumptions

				Forecast
	2003	2004		2005	2006	2007	2008	2009
Real GDP (billions)
Canada (1997 $; chain-weighted)	1,096	1,126	(e)	1,157	1,188	1,224	1,261	1,299
(% change)	2.0	2.7		2.7	2.7	3.0	3.0	3.0

U.S.A. (1996 U.S.$; chain-weighted)	10,381	10,837		11,179	11,520	11,868	12,226	12,595
(% change)	3.0	4.4		3.2	3.0	3.0	3.0	3.0

Japan (1990 Yen)	546,412	561,350	(e)	565,682	574,340	582,731	591,492	600,270
(% change)	2.5	2.7		0.8	1.5	1.5	1.5	1.5

Europe(1) (% change)	0.5	1.8	(e)	1.5	1.8	2.0	2.0	2.0

Housing Starts(2) (000’s)
Canada	218	233		198	183	183	183	183
(% change)	6.5	6.9		-15.3	-7.4	0.0	0.0	0.0

U.S.A	1,853	1,948		1,700	1,650	1,600	1,600	1,600
(% change)	8.3	5.1		-12.7	-2.9	-3.0	0.0	0.0

Japan	1,160	1,189		1,170	1,150	1,150	1,150	1,150
(% change)	0.8	2.5		-1.6	-1.7	0.0	0.0	0.0

Consumer Price Index
Canada (1992=100)	122.3	124.6		127.0	129.6	132.2	134.8	137.5
(% change)	2.8	1.9		2.0	2.0	2.0	2.0	2.0

Canadian Interest Rates (%)
3-Month Treasury Bills	2.9	2.2		2.7	3.4	4.1	4.9	5.0
Long-Term Government Bonds (10 year)	4.8	4.6		4.7	5.0	5.5	6.0	6.0

United States Interest Rates (%)
3-Month Treasury Bills	1.0	1.4		2.9	3.6	4.4	5.0	5.0
Long-Term Government Bonds (10 year)	4.0	4.3		4.7	5.1	5.5	6.0	6.0

Exchange Rate (U.S. cents / Canadian $)	71.4	76.8		84.4	83.0	83.0	83.0	83.0

British Columbia Goods and Services
Export Price Deflator (% change)	-1.0	4.2	(e)	-2.1	0.8	0.6	0.8	1.3

(e) Figures are Ministry of Finance estimates.

(1) Euro zone (12) is Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain .

(2) British Columbia housing starts appear in Table 3.8.3

The Economic Forecast Council, 2005

Introduction

Every year, the Minister of Finance seeks the advice of the Economic Forecast Council (the Council) on the outlook for the provincial economy prior to the annual budget and presents the forecasts with the budget. This consultation process is a requirement of the

Budget Transparency and Accountability Act.

The Minister met with the Council on December 3, 2004 to discuss their estimates for 2004 and the economic outlook for 2005 and beyond.

Council members discussed their views on the Canadian dollar as well as the international outlook. This was followed by a discussion of the province’s near-term economic outlook, as well as factors affecting the province’s medium-term outlook.

The Economic Forecast Council requested the opportunity to update their survey in January due to the availability of new information. Consequently, the Council was re-surveyed on January 10, 2005. The underlying forecast details from these January surveys are summarized in the table at the end of the topic box.

Chart 1 – Economic Forecast Council Outlook for the BC Economy

Overview

Following estimated growth in the British Columbia economy of 3.5 per cent in 2004, the average of participants’ forecasts called for growth of 3.3 per cent in 2005, 3.1 per cent in 2006 and 3.0 per cent for the 2007 to 2009 period. Council members saw BC as well positioned to post strong growth over the next couple of years relative to the other Canadian provinces. British Columbia was expected to outperform Canada in 2005 by almost all of the council members. In the medium-term, council members expected infrastructure related to the 2010 Olympics, a strong domestic economy supported by higher migration, increased consumer and business confidence, growing trade with Asia and improved fiscal flexibility of the provincial government to result in robust growth.

The outlook for the Canadian dollar and the impact of the dollar’s appreciation on the Canadian and BC economies was one of the main concerns of Council members, and was their main forecast risk.

International Outlook

Following expected growth of 4.4 per cent in 2004, the participants’ average forecast points to U.S. growth of 3.4 per cent in 2005 and 3.3 per cent in 2006, before slowing to 3.1 per cent for the 2007 to 2009 period.

Several council members expressed concern surrounding the twin deficit problem in the U.S. and its potential impact on growth. However, some council members felt the impact was limited to the next couple of years while others saw the twin deficit problem as more of a medium-term issue.

The Council felt that growth in Europe and Japan would be slower than that of the U.S. economy over the forecast period, partly due to weakening net exports from stronger domestic currencies.

The Canadian Economy

The Canadian economy benefited from strong commodity prices in 2004. Several council members saw slower U.S. growth and the higher Canadian dollar combined with softer commodity prices translating into a weaker trade sector performance in 2005, pushing Canadian economic growth below potential.

For 2005, Canadian growth was forecast to be 2.8 per cent on average, climbing to an average forecast of 3.0 per cent in 2006 before moderating slightly to 2.9 per cent on average for 2007 through 2009.

The rapid appreciation of the Canadian dollar was seen to be the biggest concern in terms of Canadian economic growth. Although many council members pointed out that high commodity prices and lower Canadian interest rates could partially offset the impact of the Canadian dollar.

Financial Markets

Most Council members saw an increase in the intended Federal Funds rate in 2005, as higher inflation in the U.S. would require the Federal Reserve to raise interest rates in order to re-establish positive real interest rates. Higher interest rates were expected to dampen the U.S. housing market, which could negatively impact BC’s forestry exports.

The intended federal funds rate(1) was projected to be 2.77 per cent on average in 2005, rising to 3.55 per cent in 2006 on average. Over the 2007 to 2009 period the intended federal funds rate forecasts averaged 4.15 per cent.

In Canada, the Council generally felt that the Bank of Canada would remain on the sidelines for much of 2005, with the overnight target rate(2) expected to average 2.79 per cent for the year. The interest rate spread between the U.S. and Canada was expected to narrow on average over the medium-term. The Bank of Canada’s overnight target rate was forecast to average 3.31 per cent in 2006 and 3.86 per cent over the 2007 to 2009 period.

(1) The federal funds rate is the interest rate at which depository institutions lend balances at the Federal Reserve to other depository institutions overnight.

(2) The overnight target rate is the midpoint of the Bank of Canada’s operating band for overnight financing.

British Columbia Economic Forecast Council: Summary of Forecasts January 10, 2005 Survey

					2007-2009
Participant	Organization	2004	2005	2006	Average
		Per cent change in real GDP
Don Drummond	TD Bank	3.5	3.1	3.3	3.1
Marie-Christine Bernard	Conference Board	3.4	2.8	2.4	2.4
Jock Finlayson	BC Business Council	3.6	3.3	3.3	3.5
Warren Jestin	Scotiabank	3.2	3.4	3.3	3.4
Craig Wright	RBC Financial Group	3.4	3.7	3.5	3.4
Rick Egelton	Bank of Montreal	3.2	3.4	3.0	3.2
Dale Orr	Global Insight	3.7	3.4	2.9	2.9
Helmut Pastrick	Credit Union Central of BC	4.2	3.8	3.6	3.0
Warren Lovely	CIBC	3.3	3.5	3.1	3.2
Carl Sonnen	Informetrica	3.1	3.3	3.1	2.7
Ernie Stokes	Stokes Economic Consulting	3.3	2.9	2.4	2.5
David Baxter	Urban Futures Institute	3.2	3.3	3.4	3.2
William Tharp	M. Murenbeeld & Associates	4.0	3.2	3.4	2.6
Average		3.5	3.3	3.1	3.0

The Council’s average forecast for the exchange rate was 82.6 cents US in 2005, up from 77.2 cents US in 2004. Forecasts ranged from a low of 78.0 cents up to a high of 90.5 cents. In 2006, the average of participants’ exchange rate forecasts was 82.1 cents US with the majority expecting a steady or depreciating Canadian dollar. On average, the Council expects the Canadian dollar to hold steady over the medium-term to average 82.2 cents US for 2007 to 2009. Council members continued to have divergent views on the level of the Canadian dollar over the medium-term, although the range of participants’ opinions narrowed somewhat. Over the 2007 to 2009 period, the range of Council members forecasts of the Canadian dollar was from 78.0 cents US up to 88.2 cents US.

The higher Canadian dollar was seen as the largest risk to the outlook; the Council discussed both the upside and the downside to a stronger currency. Potentially negative impacts of the higher Canadian dollar would be lower exports and tourism activity. Potential benefits of the stronger dollar mentioned by Council members included, less aggressive tightening by the Bank of Canada, which would help sustain Canadian housing markets, as well as increased investment in productivity enhancing machinery and equipment from the U.S.

Chart 2 – Economic Forecast Council Outlook for the Exchange Rate

British Columbia Forecast

On average, participants expected BC’s economy to post growth of 3.3 per cent in

Chart 3 – Economic Forecast Council Outlook for the BC and Canada

2005, 3.1 per cent in 2006 and 3.0 percent during the 2007 to 2009 period. Forecasts for BC economic growth in 2005 ranged from 2.8 per cent up to 3.8 per cent. Almost all of the Council members are expecting BC to outperform Canada in 2005. Participants cited BC’s diversified export markets, increased consumer and business confidence, the province’s ties to Asia, the provincial government’s enhanced fiscal flexibility, infrastructure projects and the dampened impact of the high Canadian dollar on BC relative to other provincial economies as reasons for BC’s strong performance.

As shown in Charts 4 and 5, Council members views were relatively convergent on their BC growth forecasts for 2005 and 2006.

Chart 4 – Economic Growth Forecast 2005

However, for the longer term forecast for the 2007-09 period, there was a wider spread. While a large group (six members) expected growth of 3.2 per cent or higher, the average

Chart 5 – Economic Growth Forecast 2006

forecast was reduced by a group (four members) predicting growth of 2.7 per cent or less (see Chart 6).

Chart 6 – Economic Growth Forecast 2007-09

External Issues

The Council discussed the sustainability of the U.S. recovery and the economy’s vulnerability due to high consumer debt loads and the twin deficits. While BC’s economy has a diversified export market, the U.S. is still the province’s major trading partner and a downturn in the U.S. economy would have a negative impact on BC.

In addition, participants noted that BC is well positioned to benefit from increased trade with Asia, especially China. In particular, infrastructure improvements including ports, railways and border-crossings will help BC make the most of the province’s geographical proximity to rapidly expanding Asian markets.

The potential resolution of the softwood lumber dispute with the U.S. was also mentioned by the Council as a positive factor for the BC outlook. However, all of Council members expect the U.S. housing market to slow in 2005 and 2006.

Sectoral Issues

In terms of the domestic economy, the Council discussed the areas of housing, immigration and energy sector development.

Since the Council on average expects Canadian interest rates to remain fairly low next year, the housing sector in BC was expected to be robust in 2005. Housing starts in BC will also be driven by increased migration as BC performs well relative to other Canadian provinces. The Council on average saw housing starts easing somewhat from the high levels seen in 2004 but remaining robust with an average of 30,559 units in 2005. There was a wide range of forecasts of housing starts in 2005, from 25,000 units up to 34,500 units.

Development of oil and gas in BC and the industry’s increasing contribution to the BC economy were mentioned by several Council members. High energy prices have been supporting oil and gas exploration and investment in machinery and equipment has been less costly due to the higher Canadian dollar.

Government

The improved fiscal position of government was also noted as a positive factor by Council members. By balancing the provincial budget, government has more fiscal flexibility. In addition, the government has more flexibility to maintain a competitive tax regime and invest in infrastructure.

Most of the Council members mention the 2010 Olympics as an important medium-term issue for the BC economy. Rising construction costs were an area of concern including possible labour shortages. Increased capital spending and tourism leading up to the Olympics were expected to provide a lift to the BC economy over the medium-term.

Forecast Survey – Participants’ Opinions

All figures are based	2004			2005			2006			2007 to 2009
On annual averages	Range	Average(1)		Range	Average(1)		Range	Average(1)		Range	Average(2)

United States

Real GDP (% change)	3.9 – 4.8	4.4	(13)(3)	2.5 – 3.9	3.4	(13)	3.0 – 4.0	3.3	(13)	2.5 – 3.6	3.1	(12)
Intended Federal Funds rate (%)	1.30 – 1.60	1.41	(12)	2.50 – 3.13	2.77	(12)	3.00 – 4.51	3.55	(12)	2.50 – 5.10	4.15	(11)
Housing starts (million units)	1.88 – 2.00	1.94	(12)	1.65 – 1.90	1.80	(12)	1.58 – 1.85	1.70	(12)	1.56 – 1.80	1.66	(11)

Canada

Real GDP (% change)	2.6 – 3.0	2.8	(13)	2.5 – 3.1	2.8	(13)	1.9 – 3.4	3.0	(13)	2.4 – 3.2	2.9	(12)
Bank of Canada Overnight Target rate (%)	2.20 – 2.51	2.30	(12)	2.30 – 3.70	2.79	(12)	2.25 – 4.74	3.31	(12)	2.50 – 5.65	3.86	(11)
Exchange rate (US cents/C$)	76.0 – 79.0	77.2	(13)	78.0 – 90.5	82.6	(13)	78.0 – 89.5	82.1	(13)	78.0 – 88.2	82.2	(12)
Consumer price index (% chg)	1.8 – 2.3	1.9	(13)	1.0 – 2.4	1.9	(13)	1.4 – 2.3	1.9	(13)	1.4 – 2.0	1.8	(12)

British Columbia

Real GDP (% change)	3.1 – 4.2	3.5	(13)	2.8 – 3.8	3.3	(13)	2.4 – 3.6	3.1	(13)	2.4 – 3.5	3.0	(13)
Nominal GDP (% change)	5.0 – 8.3	6.9	(12)	3.6 – 6.2	5.0	(12)	3.7 – 6.2	5.0	(12)	3.5 – 5.5	4.7	(11)
Personal Income (% change)	2.8 – 5.5	4.5	(9)	2.9 – 6.0	4.6	(9)	3.0 – 6.2	4.5	(9)	2.9 – 5.5	4.1	(8)
Net Migration (thousand persons)	22.0 – 44.0	33.0	(11)	26.0 – 48.0	35.9	(11)	20.0 – 52.0	37.6	(11)	20.0 – 65.0	40.3	(10)
Employment (% change)	1.7 – 2.4	2.2	(12)	1.9 – 2.5	2.1	(12)	1.0 – 3.0	1.9	(12)	1.0 – 2.7	1.9	(10)
Unemployment rate (%)	7.3 – 7.6	7.4	(13)	6.6 – 7.3	7.1	(13)	6.1 – 7.5	7.0	(13)	5.7 – 7.5	6.9	(11)
Corporate pre-tax profits (% change)	8.0 – 27.0	19.5	(7)	-8.0 – 11.0	5.7	(7)	2.5 – 9.0	5.9	(6)	3.2 – 8.0	6.1	(6)
Housing starts (thousand units)	31.7 – 33.0	32.3	(13)	25.0 – 34.5	30.6	(13)	22.0 – 34.0	28.7	(13)	22.0 – 36.0	28.3	(11)
Retail sales (% change)	5.2 – 6.9	6.2	(12)	4.6 – 7.4	5.5	(12)	3.7 – 6.8	5.0	(12)	3.3 – 7.0	4.8	(10)
Consumer price index (% chg)	1.8 – 2.4	2.0	(13)	1.4 – 2.8	2.0	(13)	1.4 – 2.9	1.9	(13)	1.3 – 2.4	1.9	(11)

(1) Based on responses from participants providing forecasts.

(2) Participants provided an average forecast for 2007 to 2009.

(3) Number of respondents shown in parenthesis.

Part 4:  2004/05 UPDATED FINANCIAL FORECAST

(THIRD QUARTERLY REPORT)

Table 4.1                                              2004/05 Budget and Quarterly Updates – Operating Statement

($ millions)	Budget	First Quarterly Report	Second Quarterly Report	Third Quarterly Report

Taxpayer-supported programs and agencies:
Revenue	28,568	29,417	30,210	30,273
Expense	(30,440)	(30,585)	(30,375)	(30,986)
Taxpayer-supported balance	(1,872)	(1,168)	(165)	(713)
Commercial Crown corporation net income	2,072	2,333	2,409	2,453
Surplus before forecast allowance	200	1,165	2,244	1,740
Forecast allowance	(100)	(300)	(300)	(300)
Surplus	100	865	1,944	1,440

Introduction

The surplus forecast for 2004/05 has declined by $504 million from the second Quarterly Report forecast, mainly due to a number of one-time priority spending initiatives and accelerations totaling $452 million. At $1.44 billion, the surplus is now projected to be $1.34 billion higher than forecast in the February 17, 2004 budget.

Chart 4.1 Progress of 2004/05 financial forecasts

2004/05 Fiscal Year in Review

The government’s plan to balance the budget in 2004/05 received some major boosts due to robust economic performance and higher commodity prices, as well as a net $680 million increase in federal transfers.

In addition to increased federal transfers, major revenue changes include higher tax revenues from a variety of sources, natural resource revenue and commercial Crown corporation net income. Revenue gains were offset by the reduction in the provincial sales tax and further tax measures contained in the February 15, 2005 budget. The improvement since budget also benefited from lower debt interest costs, but was offset by higher than anticipated forest fire and flood costs.

The above improvements enable government to accelerate key initiatives and plan some priority expenditures totaling $452 million. Supplementary Estimates will be introduced to authorize this additional spending. Further details are provided in Table 4.3.

Chart 4.2 2004/05 surplus improved by $1,340 million

Changes since the Second Quarterly Report

The forecast surplus for 2004/05 has declined $504 million from the second Quarterly Report forecast, and is now projected to be $1.34 billion higher than the February 17, 2004 budget.

Since the second Quarterly Report in November:

•                  Total revenue, including commercial Crown corporation net income, increased $107 million. Taxpayer-supported revenue is up $63 million as higher revenue from miscellaneous sources and federal government transfers were partially offset by reductions in natural resource revenues and taxation revenues. Commercial Crown corporation net income increased by $44 million, primarily due to BC Hydro receiving an arbitration payment of $137 million from Alcan Inc. partially offset by lower results due to BC Rail’s increased provisions for liabilities related to its Vancouver Wharves subsidiary.

•                  Total spending increased $611 million from the previous forecast. The Consolidated Revenue Fund (CRF) spending forecast increased $965 million, mainly due to the impact of the initiatives to be funded through supplementary estimates, partially offset by reduced debt servicing costs. BC Transportation Financing Authority (BCTFA) will retain the transfers it receives from the CRF to reduce its capital debt. This has the effect of offsetting the CRF expense. Other taxpayer-supported Crown corporation and agency expenses and adjustments have increased by $157 million, reflecting BCTFA’s additional contribution to the RAV project and a change in accounting policy to include defeased debt interest expense. SUCH sector net spending increased by $39 million, mainly by health authorities.

•                  The forecast allowance is unchanged at $300 million in recognition of revenue and other uncertainties remaining until the accounts for the full year are completed.

Table 4.2 provides more details on developments since the second Quarterly Report.

Table 4.2                                              Operating Statement Update Since the Second Quarterly Report

($ millions)	Changes	Updated Forecast

Budget 2004 Fiscal Plan (February 17, 2004)		100

First Ministers’ Accord on Health Care Renewal:
Additional revenues from the federal government	148
Additional BC commitments to health care	(148)	—
Fiscal Plan (May 20, 2004 Supply Act)		100

Revenue increases up to the second Quarterly Report	2,042
Expense decreases up to the second Quarterly Report	2
Forecast allowance changes up to the second Quarterly Report	(200)	1,844
2004/05 surplus – second Quarterly Report		1,944

Third Quarterly Report Update:
Revenue changes
Personal income tax revenue – partial year impact of tax measure decreasing taxes of low and moderate income taxpayers	(25)
Corporate income tax revenue – mainly higher federal instalments	42
Social service tax revenue – weaker collections during October to December	(25)
Energy and mineral revenue – lower bonus bid sales, partly offset by higher royalties	(22)
Forests revenue – weaker prices and rising Canadian dollar	(100)
Medical Service Plan premiums – mainly reflecting a change in the accounting treatment of premium revenue and allowances for doubtful accounts	51
Health and social transfers – mainly adjustments to prior year entitlements	36
Higher revenue from miscellaneous sources – mainly school district own source revenues (e.g. facility leasing)	55
All other changes in taxpayer-supported revenue	51
Commercial Crown corporation net income:
BC Hydro – mainly impact of Alcan settlement	100
BC Rail – mainly provision for liabilities related to its Vancouver Wharves subsidiary	(69)
Other Crown corporation changes – primarily LDB operating improvements	13
Total revenue increases		107

Expense changes
Supplementary Estimates – priority initiatives	(452)
Supplementary Estimates – transfer to BCTFA	(550)
Forecast reductions, below-budget spending and interest cost savings	37
CRF expense increases	(965)
BCTFA – additional funding to reduce capital debt	550
Other taxpayer-supported Crown corporation and agency expenses and adjustments	(157)
SUCH sector – net spending increase	(39)
Total expense increases		(611)
Net change		(504)
2004/05 surplus – third Quarterly Report		1,440

Revenue

The revenue forecast update reflects trends experienced in the first nine months of the fiscal year. During the first three quarters ended December 31, 2004, revenue was $1,297 million higher than expected, reflecting stronger revenues from taxation, energy, forests, fees and miscellaneous sources and improved commercial Crown corporation net incomes.

The full-year revenue forecast is up $107 million from the second Quarterly Report, and $2,086 million higher than the Budget 2004 forecast. Significant changes since the second Quarterly Report include:

•                  Personal income tax – down $25 million mainly due to the impact of the Budget 2005 measures totaling $30 million, that reduces taxes for low and moderate income taxpayers.

•                  Corporate income tax – up $42 million due to higher instalments from the federal government and higher-than-expected final BC tax assessments for the 2003 tax year.

•                  Social service tax – down $25 million reflecting weaker collections in the October to December period.

•                  Energy and minerals – down $22 million as lower bonus bid sales and lower revenue from minerals and sales of electricity under the Columbia River Treaty are partly offset by higher natural gas royalties.

•                  Forests – down $100 million as weaker third quarter results reflect lower-than-expected stumpage rates due to falling lumber prices and a rising Canadian dollar during the October to December period.

•                  Medical Service Plan premiums – up $51 million mainly due to a change in the accounting treatment of premium revenue and allowance for doubtful accounts. Previously only the net revenue was recorded.

•                  Health and social transfer payments – up $36 million mainly due to higher entitlement for prior years. The forecast assumes that additional cash to be received in 2004/05 as a result of the September 2004 First Ministers’ Meeting will be deferred to future years and matched with increased expenditures beginning in 2005/06.

Commercial Crown Corporation Net Income

•                  BC Hydro projects operating results of $310 million (before regulatory transfers) for 2004/05, a $100 million improvement since the update provided in the second Quarterly Report. The improvement is primarily due to the $137 million payment of an arbitration award by Alcan Inc. to Powerex for indemnities Alcan issued as part of a power sales arrangement with Enron Power Marketing Inc. The improvement is partially offset by higher energy costs, as ice conditions on the Peace River have restricted hydro generation and resulted in BC Hydro having to purchase energy to meet demand.

•                  Liquor Distribution Branch has improved its projected result for 2004/05 by $8 million primarily due to reduced operating costs.

•                  The BC Rail earnings during government’s 2004/05 fiscal year are forecast to decrease by $69 million since the second Quarterly Report, primarily due to increased provisions for liabilities related to its Vancouver Wharves subsidiary. BC Rail also wrote-down some of its assets at Vancouver Wharves.

The gain from the BC Rail partnership transaction is now forecast to be $196 million. This is $5 million higher than the projection in the second Quarterly Report. The calculation of the gain is still subject to review by BC Rail’s auditors, and the final amount is not expected to be known until March 2005. Government has committed to reinvest the amount of the gain into Northern and First Nations communities. Based on the current estimate, an additional $5 million has been allocated against the contingencies vote. Final decisions on the use of these funds will not be made until the final gain is confirmed.

•                  ICBC’s impact on the government’s bottom line is a $5 million improvement over the forecast in the second Quarterly Report, as a slight increase in revenue and reduced operating costs were partially offset by an increase in projected claims costs.

Further details on the full year revenue forecast are shown in Table 4.10 and key assumptions are provided in Appendix Table A10.

Expense

Government expense includes spending for ministries and other programs of the Consolidated Revenue Fund (CRF), combined with the expense of taxpayer-supported Crown corporations and agencies and the SUCH sector (schools, universities, colleges and health authorities/hospital societies). The total expense forecast of $31 billion is $546 million higher than budget and $611 million higher than the second Quarterly Report (see Table 4.2). The higher forecast is due primarily to spending to be funded through Supplementary Estimates.

Consolidated Revenue Fund expense

CRF spending is forecast to be $965 million higher than the second Quarterly Report forecast. This is due primarily to spending for priority initiatives through planned Supplementary Estimates, partially offset by lower forecasts for debt interest costs and the costs associated with the transfer of Crown land.

2004/05 Priority Spending

Through a combination of one-time increases in federal funding and other revenue gains, the province has an opportunity to fund or accelerate a number of priority initiatives in 2004/05 in areas including the natural resources sector, communities and safety, infrastructure, transportation, tourism, and the environment. While there is a sufficiently large surplus to fund these priority initiatives, there is currently no legislated funding appropriation.

Therefore, government intends to introduce Supplementary Estimates to obtain the necessary legislative appropriations to fund these priority initiatives. The proposed Supplementary Estimates would provide new legislative appropriation in 2004/05 of $452 million for priority initiatives and $550 million for the reduction of BC Transportation Financing Authority debt (there is no bottom line impact associated with the transfer of funds to the BCTFA).

Table 4.3                      2004/05 Priority Spending

($ millions)	Supplementary Estimates	Legislation

Advanced Education
Research funding contribution	10	—
Agriculture, Food and Fisheries
BSE and avian flu response	12	—
Industry development initiatives	16	—
Community, Aboriginal and Women’s Services
Canada/BC Infrastructure Program	26	—
North East BC Infrastructure	40	—
Energy and Mines
Geoscience BC	25	—
Forests
Forestry Revitalization, reforestation	112	—
Human Resources
Costs resulting from support rate increase for persons with disabilities	10	—
Public Safety and Solicitor General
Priority police equipment	3	—
Small Business and Economic Development
Arts & sports	40	—
Community Development Initiative, Western Economic Partnership Agreement	68	—
2010 Olympics Venues acceleration	40	—
Tourism initiatives	14	—
Sustainable Resource Management
Contaminated sites, water remissions	28	—
Transportation
BC Rail Investment Partnership	—	391
Reduction in BCTFA debt requirements	550	—
Water, Land and Air Protection
Biodiversity initiatives	8	—
Total priority spending	1,002	391

Advanced Education – $10 million:

•                  $10 million for matching research funds. Further details on this funding will be announced at a later date.

Agriculture and Food – $28 million:

•                  $12 million for assistance to producers as part of the provincial response to BSE and avian flu.

•                  $16 million for other initiatives including crop insurance funding, research, innovation and increasing the competitiveness of the BC food industry.

Community, Aboriginal and Women’s Services – $66 million

•                  $26 million for local government infrastructure funding through the Canada/BC Infrastructure Program.

•                  $40 million for a one-time grant to address historical infrastructure requirements in North East BC.

Energy and Mines – $25 million:

•                  $25 million for a new geoscience centre to, in partnership with industry, develop and publish geoscience data and enhance exploration in the mining, and oil and gas sectors.

Forests – $112 million:

•                  $50 million for the commitment to increase the Forestry Revitalization Trust to $125 million.

•                  $50 million toward compensation for improvements by companies impacted by timber re-allocation as part of the Forestry Revitalization Plan, increasing the total compensation for companies to $250 million.

•                  $12 million for reforestation.

Human Resources – $10 million

•                  $10 million as a result of additional spending to provide assistance to persons with disabilities.

Public Safety and Solicitor General – $3 million

•                  $3 million for police equipment associated with the provincial commitment to add 215 officers to the provincial police force.

Small Business and Economic Development – $162 million

•                  $25 million to establish an Arts and Culture Endowment and Development Fund, to leverage private sector support to build endowments for arts and culture organizations and assist with development and sustainability initiatives.

•                  $15 million to LegaciesNow for sports activities targeting capacity, sustainability and performance.

•                  $66 million for municipal and regional infrastructure funding under the Community Development Initiative.

•                  $2 million for funding under the Western Economic Partnership Agreement.

•                  $40 million to accelerate funding for 2010 Olympics venues.

•                  $14 million for tourism initiatives. Further details on this funding will be announced at a later date.

Sustainable Resource Management – $28 million

•                  $25 million for the investigation and remediation of contaminated sites on Crown land.

•                  $3 million for water rental remissions to BC Hydro.

Transportation – $550 million:

•                  $550 million to reduce the debt requirements of the BC Transportation Financing Authority. This grant will not impact the bottom-line of the province on a summary financial statement basis. This is explained in further detail in the topic box at the end of Part 1.

Water, Land and Air Protection – $8 million:

•                  $8 million for acquisition of parkland and other conservation activities.

Updated 2004/05 Spending Forecast

In addition to the priority spending initiatives listed above, the main changes to the 2004/05 forecast since the second Quarterly Report are:

•                  The Ministry of Attorney General is currently forecasting expenses under the Crown Proceeding Act to be $4 million less than budget.

•                  Management of public funds and debt (debt interest) is forecast to be $23 million lower than the second Quarterly Report and $109 million below budget for the year, reflecting significantly lower borrowing requirements for government operating purposes and lower debt balances at the start of the year.

•                  Emergency response costs resulting from fires and floods are forecast to be $15 million above budget, which is reflected in the full year forecast for the Ministry of Public Safety and Solicitor General. The second Quarterly Report included a $6 million pressure for emergency preparedness and response costs.

•                  In accordance with generally accepted accounting principles, expenses for transfers of Crown lands at rates below market value are fully offset by a corresponding revenue amount, and therefore these transfers have no impact on the government’s bottom line or debt. Expenses and revenues for transfers of Crown land at rates below market value are forecast to be $74 million below budget, $34 million lower than the second Quarterly Report.

As shown in Table 4.4, other pressures being managed total $50 million for 2004/05 and include:

•     Advanced Education – pressure reflects government’s commitment to invest in the creation of the Irving K. Barber BC Scholarship Program.

•     Corporate – pressure reflects potentially higher than forecast costs for the employer portion of employee benefits.

Table 4.4                      2004/05 Pressures Being Managed

($ millions)
Advanced Education – Irving K. Barber BC Scholarship Program	15
Corporate – employee benefits	35
Total pressures being managed	50

Spending commitments and pressures totaling $144 million have been notionally allocated to the contingencies vote (see Table 4.5). These allocations include:

•                  $32 million for government’s commitment to return 100 per cent of net traffic fine revenue to local municipalities starting in 2004/05.

•                  $25 million for government’s commitment to provide community grants to the Union of BC Municipalities.

•                  As part of the 1995 Vancouver Island Gas Pipeline Assistance Agreement, the province is required to make payments to Terasen Inc. for the value of a volume of natural gas set out in the agreement. Higher than forecast natural gas prices are expected to increase the estimated payment required for 2004/05 by $10 million. However, this is more than offset by increased provincial revenues resulting from the higher natural gas prices.

•                  Up to $14 million for the provincial response to avian flu and Bovine Spongiform Encephalopathy (mad cow disease).

•                  Up to $9 million for costs related to the Pickton, Air India and Eron trials.

•                  $14 million for government commitments to the BC Trust for Public Lands, Living Rivers, and Species at Risk (mountain caribou).

•                  $3 million for government’s commitment to the 2010 Olympics Live sites program.

•                  $8 million for government’s commitment to aid Southeast Asian Tsunami Victims and $1 million for provincial coastal communities at risk from tsunamis to ensure they are properly prepared.

•                  $12 million for government’s response to the Filmon Report on forest fires.

Table 4.5                      2004/05 Pressures Allocated to the Contingencies Vote

($ millions)
Traffic Fine Sharing	32
Community Grants	25
Filmon Report response	12
BSE assistance	11
Vancouver Island Gas Pipeline Assistance Agreement – higher payments due to higher natural gas prices	10
BC Trust for Public Lands	8
Tsunami Relief	8
Air India and other trials	6
Living Rivers	5
Homelessness	5
BC Rail investment partnership	5
Avian flu response	3
Olympic Live Sites	3
Pickton trial	3
Land use planning	2
Settlement and adaptation program	2
Mining plan initiatives	2
Species at Risk	1
Tsunami preparedness	1
Subtotal	144
Unallocated	96
Total contingencies budget	240

•                  $5 million to reflect potential additional re-investments of the gain from the BC Rail Investment partnership. This is based on current estimates, the amount of the gain is not expected to be finalized until March 2005.

•                  $2 million in transition funding under the BC Settlement and Adaptation Program for the delivery of services to new immigrants and refugees, including English as a Second Language programs.

•                  $2 million for initiatives to begin implementing the Mining Plan.

•                  $5 million for transition and supportive housing projects for homeless individuals.

•                  $2 million for government-to-government negotiations with First Nations for land and resource management plans.

During the first nine months of the fiscal year, total CRF spending (ministries, special offices and other programs) was $116 million above budget, reflecting higher forest fire costs and distribution of proceeds from the BC Rail investment partnership, partially offset by below-budget spending in most programs and lower debt interest costs (see Table 4.11).

Other expense

In total, taxpayer-supported Crown corporation and agency expense (net of internal transfers) is forecast to be $354 million lower than the projection in the second Quarterly Report. The main changes are:

•                  An additional $550 million transfer to the BC Transportation Financing Authority will reduce taxpayer-supported Crown corporation net expense.

•                  Other taxpayer-supported Crown corporation and agency expenses, net of transfers, are up $157 million from the second Quarterly Report. The change includes the impact of broader implementation of the accounting policy change for sinking funds to include debt defeasance trust expense ($63 million). As well, the BC Transportation Financing Authority will contribute an additional $50 million to the RAV project in 2004/05. Other changes primarily reflect an increase to the adjustment for bad debt expense.

•                  A $39 million increase in SUCH sector expenses, net of transfers, from the second Quarterly Report is primarily due to increased spending by health authorities.

Capital Spending and Provincial Debt

Since the second Quarterly Report, the capital spending forecast has increased $103 million to total $3.2 billion, and remains $253 million above the Budget 2004 amount of $2.9 billion. The change from the second Quarterly Report is mainly due to increased spending for health facilities (reflecting commencement of the Abbotsford Regional Hospital and Cancer Centre), education facilities (K-12 schools, partially offset by delays in post-secondary education projects) and ministry minor capital purchases.

Table 4.6               2004/05 Budget and Quarterly Updates – Capital Spending and Provincial Debt

($ millions)	Budget	First Quarterly Report	Second Quarterly Report	Third Quarterly Report

Capital spending
Taxpayer-supported	1,943	2,042	2,070	2,231
Self-supported	991	917	1,014	956
Total capital spending	2,934	2,959	3,084	3,187

Provincial Debt
Taxpayer-supported	32,115	29,951	29,451	28,613
Self-supported	7,180	6,978	7,267	7,150
Forecast allowance	100	300	300	300
Total provincial debt	39,395	37,229	37,018	36,063
Taxpayer-supported debt as a per cent of GDP	21.8%	19.9%	19.2%	18.5%
Total provincial debt as a per cent of GDP	26.8%	24.7%	24.1%	23.3%

Significant changes since the second Quarterly Report are shown in Table 4.7. Further details on capital spending are shown in Table 4.13. Information on updated forecasts for major capital projects (those with multi-year budgets totaling $50 million or more) is provided in Table 4.14.

Provincial debt is forecast to total $36.1 billion at year-end, 23.3 per cent of GDP, while taxpayer-supported debt is expected to total $28.6 billion or 18.5 per cent of GDP. The debt to GDP ratios forecast in Budget 2004 for total and taxpayer-supported debt were 26.8 per cent and 21.8 per cent respectively.

The total debt forecast is $898 million lower than the second Quarterly Report mainly due to lower BC Transportation Financing Authority debt (resulting from a cash contribution from the provincial government to help finance the transportation investment plan), clarification of the accounting treatment of the indemnity to CN related to tax attributes – as a contingent liability and not guaranteed debt (after consultations with the Office of the Auditor General), and improved operating results and lower financing transactions for BC Hydro (see Table 4.7). The decreased forecast continues a trend that saw the debt forecast decline by $2.4 billion as of the second Quarterly Report. Total debt is now forecast to be $3.3 billion below budget.

Further information on the debt forecast is shown in Table 4.15.

Table 4.7               Capital Spending and Debt Update Since the Second Quarterly Report

($ millions)	Change	Updated Forecast
Budget 2004 capital spending		2,934
Taxpayer-supported changes up to the second Quarterly Report	127
Self-supported changes up to the second Quarterly Report	23	150
2004/05 updated capital spending – second Quarterly Report		3,084
Taxpayer-supported changes
Health facilities – mainly commencement of the Abbotsford Regional Hospital and Cancer Centre	101
Education facilities – increased spending for K-12 schools, partially offset by delays in post-secondary education projects	27
Government operating – increased ministry minor capital spending	53
Other	(20)	161
Self-supported changes
BC Hydro – mainly cancellation of the Georgia Strait Pipeline Crossing project	(30)
BC Lotteries – delayed spending for gaming equipment	(31)
Other	3	(58)
2004/05 updated capital spending – third Quarterly Report		3,187

Budget 2004 total provincial debt		39,452
Restatement for change in accounting policy for defeased debt	(57)
Restated Budget 2004 total provincial debt		39,395
Taxpayer-supported changes up to the second Quarterly Report	(2,721)
Self-supported changes up to the second Quarterly Report	87
Increased forecast allowance up to the second Quarterly Report	200	(2,434)
2004/05 updated total provincial debt – second Quarterly Report		36,961
Taxpayer-supported debt changes
BC Transportation Financing Authority – mainly additional cash contribution from the provincial government to finance the transportation investment plan	(495)
Clarification of accounting treatment of indemnity to CN related to tax attributes	(255)
Other	(31)	(781)
Self-supported debt changes
BC Hydro – improved operating results and lower financing transactions	(121)
Other	4	(117)
Total third Quarterly Report changes		(898)
2004/05 updated total provincial debt – third Quarterly Report		36,063

Table 4.8               2004/05 Operating Statement

	Year-to-Date to December 31				Full Year
	2004/05			Actual	2004/05				Actual
($ millions)	Budget	Actual	Variance	2003/04	Budget		Forecast	Variance	2003/04

Taxpayer-supported programs and agencies:
Revenue	21,215	22,123	908	20,431	28,568	(1)	30,273	1,705	27,352
Expense	(22,065)	(21,816)	249	(22,056)	(30,440	)(1)	(30,986)	(546)	(30,205)
Taxpayer-supported balance	(850)	307	1,157	(1,625)	(1,872)		(713)	1,159	(2,853)
Commercial Crown corporation net earnings	1,499	1,888	389	1,515	2,072		2,453	381	1,894
Surplus (deficit) before forecast allowance	649	2,195	1,546	(110)	200		1,740	1,540	(959)
Forecast allowance	—	—	—	—	(100)		(300)	(200)	—
Surplus (deficit)	649	2,195	1,546	(110)	100		1,440	1,340	(959)

(1)          The 2004/05 budget includes an additional $148 million federal Health Accord and Immunization Trust funding authorized in the May 20, 2004 Supply Act.

Table 4.9               Operating Statement – Changes from Budget 2004

($ millions)	Changes	Updated Forecast
Budget 2004 Fiscal Plan (February 17, 2004)		100
First Ministers’ Accord on Health Care Renewal:
Additional revenues from the federal government	148
Additional BC commitments to health care	(148)	—
Fiscal Plan (May 20, 2004 Supply Act)		100
Revenue increases (decreases):
Personal income tax – mainly higher 2003 tax assessments	50
Corporate income tax – higher 2003 BC tax assessments and 2004 instalments from the federal government	363
Social service tax – mainly impact of rate reduction to 7.0% from 7.5%	(90)
Property transfer tax – strong housing market	168
Other taxes – corporation capital, insurance premium	65
Energy and mineral sources – effect of higher prices	223
Forests revenue – higher harvest volumes	306
Impact of restoring the Columbia Basin power projects to commercial status	(57)
Post secondary fees – updated forecasts submitted by universities and colleges	66
Health and social transfers – mainly prior year adjustments	66
Equalization – impact of new framework	578
All other taxpayer supported sources	(33)
Commercial Crown corporation net income:
BC Hydro – mainly reflects BCUC decision, partially offset by impact of Alcan settlement	(78)
BC Rail – primarily investment partnership, partially offset by liabilities related to Vancouver Wharves	138
ICBC – primarily lower claims cost projections	308
Other Crown corporation changes – primarily Columbia Power Corporation net income	13
Total revenue changes		2,086
Expense changes:
BC Rail investment partnership transfers (of which $200 million is transferred to the BCTFA)	(391)
Supplementary Estimates – priority initiatives	(452)
Supplementary Estimates – transfer to BCTFA	(550)
Education – change in accounting for contributions in support of First Nations	52
Forest fire and related costs	(111)
Lower expenses for Free Crown Grants and leases	74
Interest costs – mainly reduced debt levels	109
Other forecast changes	(9)
CRF expense changes	(1,278)
Taxpayer-supported Crown corporations and agencies (net of internal transfers):
Transfers to BCTFA from the CRF	750
School districts – net spending increase	(107)
Universities – net spending increase	(92)
Colleges – net spending increase	(9)
Health authorities – lower net spending estimates	131
Other taxpayer-supported Crown corporation and agency changes	59
Total expense changes		(546)
Forecast allowance increase		(200)
Net change		1,340
2004/05 surplus – third Quarterly Report		1,440

Table 4.10             2004/05 Revenue by Source

	Year-to-Date to December 31				Full Year
	2004/05			Actual	2004/05			Actual
($ millions)	Budget (1)	Actual	Variance	2003/04	Budget (1)	Forecast	Variance	2003/04
Taxation
Personal income	3,698	3,749	51	3,537	5,005	5,055	50	4,877
Corporate income	711	781	70	645	893	1,256	363	775
Social service	3,204	3,158	(46)	3,042	4,156	4,066	(90)	4,001
Fuel	642	679	37	666	891	895	4	875
Tobacco	520	538	18	490	676	686	10	647
Property	1,231	1,227	(4)	1,165	1,655	1,643	(12)	1,576
Property transfer	338	497	159	397	432	600	168	518
Other	357	423	66	318	477	540	63	539
	10,701	11,052	351	10,260	14,185	14,741	556	13,808
Natural resources
Natural gas royalties	885	1,051	166	925	1,213	1,451	238	1,230
Columbia River Treaty	152	194	42	171	215	255	40	230
Other energy and minerals	455	412	(43)	761	603	548	(55)	878
Forests	637	853	216	586	999	1,305	306	1,007
Water and other resources	308	231	(77)	221	402	301	(101)	308
	2,437	2,741	304	2,664	3,432	3,860	428	3,653
Other revenue
Medical Services Plan premiums	1,049	1,064	15	1,056	1,398	1,458	60	1,409
Post-secondary education fees	499	635	136	569	763	829	66	781
Other health-care related fees	146	139	(7)	159	195	190	(5)	222
Motor vehicle licenses and permits	280	289	9	277	370	380	10	363
Other fees and licenses	575	603	28	587	852	816	(36)	765
Investment earnings	614	598	(16)	656	889	782	(107)	946
Sales of goods and services	565	599	34	597	681	688	7	629
Miscellaneous	1,003	968	(35)	736	1,309	1,355	46	1,157
	4,731	4,895	164	4,637	6,457	6,498	41	6,272
Contributions from the federal government (2)
Health and social transfers	2,525	2,493	(32)	2,336	3,372	3,438	66	3,044
Equalization	301	443	142	(41)	402	980	578	(330)
Other federal contributions	520	499	(21)	575	720	756	36	905
	3,346	3,435	89	2,870	4,494	5,174	680	3,619
Taxpayer-supported programs and agencies	21,215	22,123	908	20,431	28,568	30,273	1,705	27,352
Commercial Crown corporation net income
BC Hydro (before regulatory transfers) (3)	251	216	(35)	157	388	310	(78)	90
Liquor Distribution Branch	612	620	8	567	760	768	8	724
BC Lotteries (net of payments to the federal government)	587	574	(13)	525	842	842	—	719
BC Rail (4)	14	166	152	69	29	167	138	51
ICBC (5)	31	308	277	191	52	360	308	302
Other	4	4	—	6	1	6	5	8
	1,499	1,888	389	1,515	2,072	2,453	381	1,894
Total revenue	22,714	24,011	1,297	21,946	30,640	32,726	2,086	29,246

(1)

$226 million budgeted as health-care related fees has been reclassified as miscellaneous revenue. $50 million budgeted as miscellaneous revenue has been reclassified as post-secondary fee revenue. These reclassifications have no impact on total budgeted revenue or the budget bottom-line.

(2)	The 2004/05 budget includes an additional $148 million federal Health Accord and Immunization Trust funding authorized in the May 20, 2004 Supply Act .
(3)	Reflects the BCUC direction to BC Hydro on the accounting treatment for asset retirement obligations.
(4)

The year to date figures reflects BC Rail’s budget and results for the April to December period. The full-year forecast represents BC Rail’s earnings during government’s fiscal year. On BC Rail’s fiscal year basis (December), the outlook is – 2004 (budget): $211 million; 2004 (forecast): $195 million.

(5)

The year to date figures reflects ICBC’s budget and results for the April to December period. The full-year forecast represents ICBC’s earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is – 2004 (budget): $52 million; 2004 (forecast): $390 million.

Table 4.11             2004/05 Expense by Ministry, Program and Agency

	Year-to-Date to December 31				Full Year
	2004/05			Actual	2004/05			Actual
($ millions)	Budget (1)	Actual	Variance	2003/04 (1)	Budget (1)	Forecast	Variance	2003/04 (1)
Advanced Education	1,415	1,412	(3)	1,395	1,899	1,899	—	1,897
Education	3,660	3,584	(76)	3,501	4,943	4,891	(52)	4,787
Health Services(2)	8,052	8,063	11	7,896	10,706	10,706	—	10,453
Subtotal	13,127	13,059	(68)	12,792	17,548	17,496	(52)	17,137
Office of the Premier	33	30	(3)	28	44	44	—	50
Agriculture, Food and Fisheries	30	24	(6)	42	45	45	—	79
Attorney General	383	367	(16)	385	489	485	(4)	520
Children and Family Development	1,168	1,143	(25)	1,191	1,555	1,555	—	1,591
Community, Aboriginal and Women’s Services	227	254	27	295	333	333	—	449
Energy and Mines	48	47	(1)	48	64	64	—	77
Finance	40	34	(6)	43	46	46	—	53
Forests	401	476	75	712	530	641	111	839
Human Resources	980	957	(23)	1,035	1,301	1,301	—	1,394
Management Services	36	37	1	38	61	61	—	61
Provincial Revenue	41	33	(8)	33	52	50	(2)	49
Public Safety and Solicitor General	383	370	(13)	421	503	518	15	599
Skills Development and Labour	14	13	(1)	14	19	19	—	20
Small Business and Economic Development	120	116	(4)	154	143	143	—	256
Sustainable Resource Management	152	127	(25)	63	281	207	(74)	91
Transportation	610	588	(22)	623	811	811	—	820
Water, Land and Air Protection	102	100	(2)	88	148	148	—	129
Subtotal	4,768	4,716	(52)	5,213	6,425	6,471	46	7,077
Total ministries and Office of the Premier	17,895	17,775	(120)	18,005	23,973	23,967	(6)	24,214
Legislation	34	29	(5)	29	46	46	—	41
Officers of the Legislature	21	17	(4)	16	27	27	—	23
BC Family Bonus	46	45	(1)	59	59	59	—	80
Management of public funds and debt	598	510	(88)	559	800	691	(109)	738
Government restructuring (ministries)	—	—	—	45	—	—	—	168
Contingencies and new programs	—	10	10	1	240	240	—	—
Other appropriations	8	(3)	(11)	7	12	12	—	14
Subtotal	18,602	18,383	(219)	18,721	25,157	25,042	(115)	25,278
BC Rail investment partnership	—	335	335	—	—	391	391	—
Supplementary Estimates	—	—	—	—	—	1,002	1,002	—
Consolidated revenue fund expense	18,602	18,718	116	18,721	25,157	26,435	1,278	25,278
Less: Grants to agencies and other internal transfers:
Taxpayer-supported Crown corporations and agencies	(551)	(808)	(257)	(561)	(735)	(1,629)	(894)	(864)
School districts	(3,236)	(3,221)	15	(3,053)	(4,319)	(4,322)	(3)	(4,245)
Universities	(663)	(682)	(19)	(593)	(818)	(857)	(39)	(867)
Colleges, university colleges and institutes	(600)	(626)	(26)	(624)	(778)	(800)	(22)	(882)
Health authorities and hospital societies	(5,284)	(5,363)	(79)	(5,201)	(6,912)	(7,164)	(252)	(7,321)
CFD governance authorities	—	(1)	(1)	(2)	—	(1)	(1)	(3)
Add: Expenses recovered from external entities	1,177	1,116	(61)	1,165	1,632	1,619	(13)	1,717
	9,445	9,133	(312)	9,852	13,227	13,281	54	12,813
Taxpayer-supported Crown corporations and agencies (net of adjustments)	1,428	1,388	(40)	1,454	1,904	2,002	98	2,111
SUCH sector and regional authorities (net of adjustments)
School districts	3,234	3,245	11	2,944	4,451	4,561	110	4,371
Universities	1,501	1,533	32	1,388	1,936	2,067	131	1,901
Colleges, university colleges and institutes	959	965	6	949	1,324	1,355	31	1,298
Health authorities and hospital societies (3)	5,498	5,551	53	5,467	7,598	7,719	121	7,708
CFD governance authorities	—	1	1	2	—	1	1	3
	11,192	11,295	103	10,750	15,309	15,703	394	15,281
Total taxpayer-supported expense	22,065	21,816	(249)	22,056	30,440	30,986	546	30,205

(1)	Budget amounts and prior year comparative figures have been restated to reflect government’s current organization and accounting policies.
(2)	The 2004/05 budget includes an additional $148 million federal Health Accord and Immunization Trust funding authorized in the May 20, 2004 Supply Act .
(3)	Excludes $697 million of inter-entity transactions between health authorities and hospital societies.

Table 4.12             2004/05 Expense By Function

	Year-to-Date to December 31				Full Year
	2004/05			Actual	2004/05			Actual
($ millions)	Budget (1)	Actual	Variance	2003/04 (1)	Budget (1)	Forecast	Variance	2003/04 (1)
Health (2)	8,674	8,551	(123)	8,509	11,935	11,826	(109)	11,363
Social services	2,014	1,969	(45)	2,147	2,678	2,690	12	2,867
Education	6,385	6,366	(19)	6,002	8,788	8,988	200	8,600
Protection of persons and property	886	870	(16)	932	1,166	1,216	50	1,382
Transportation	950	1,023	73	971	1,265	1,453	188	1,310
Natural resources and economic development	937	957	20	1,112	1,321	1,549	228	1,511
Other	653	589	(64)	793	908	1,087	179	1,111
Contingencies (all ministries)	—	—	—	—	240	240	—	—
General government	369	345	(24)	342	478	460	(18)	518
Debt servicing	1,197	1,146	(51)	1,248	1,661	1,477	(184)	1,543
Total taxpayer-supported expense	22,065	21,816	(249)	22,056	30,440	30,986	546	30,205

(1)          Budget amounts and prior year comparative figures have been restated to reflect government’s current organization and accounting policies.

(2)          The 2004/05 budget includes an additional $148 million federal Health Accord and Immunization Trust funding authorized in the May 20, 2004 Supply Act .

Table 4.13             2004/05 Capital Spending

	Year-to-Date to December 31				Full Year
	2004/05			Actual	2004/05			Actual
($ millions)	Budget	Actual	Variance	2003/04	Budget	Forecast	Variance	2003/04
Taxpayer-supported
Education	453	675	222	590	604	791	187	831
Health	245	293	48	250	326	501	175	420
BC Transportation Financing Authority	425	390	(35)	286	500	579	79	430
Rapid Transit Project 2000	14	12	(2)	11	19	18	(1)	14
Vancouver Convention and Exhibition Centre expansion	37	28	(9)	43	70	37	(33)	56
Columbia River power projects (1)	—	—	—	—	90	—	(90)	—
Government operating (ministries)	158	59	(99)	68	257	241	(16)	185
Other (2)	37	21	(16)	30	77	64	(13)	18
Total taxpayer-supported	1,369	1,478	109	1,278	1,943	2,231	288	1,954

Self-supported
BC Hydro	618	427	(191)	473	821	681	(140)	636
BC Rail	5	28	23	29	17	31	14	33
Columbia River power projects (1)	78	74	(4)	80	—	90	90	100
ICBC (3)	36	21	(15)	25	66	38	(28)	26
BC Lotteries	56	76	20	38	75	104	29	49
Liquor Distribution Branch	9	4	(5)	2	12	12	—	2
Total self-supported	802	630	(172)	647	991	956	(35)	846
Total capital expenditures	2,171	2,108	(63)	1,925	2,934	3,187	253	2,800

(1)	Joint ventures of the Columbia Power Corporation (CPC) and Columbia Basin Trust (CBT). This capital spending has reverted to self-supported status.
(2)

Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, and BC Transit.

(3)	Includes ICBC Properties Ltd.

Table 4.14             2004/05 Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from the 2004/05 second Quarterly Report.

($ millions)	Start Date	Forecast Completion Date		Cumulative Spending at Mar. 31, 2004(2) +	Spending April 1 to Dec. 31	Cumulative Spending at = Dec. 31, 2004	Total Project Budget(3)		Total Project Forecast (3)
Advanced Education facilities (4)
UBC – Life Sciences Centre	Apr. 2002	Mar. 2005		72	38	110	110		110
SFU – Surrey Central City Campus	Mar. 2004	Sept. 2007		35	4	39	70		70
Total advanced education				107	42	149	180		180
Health facilities (4)
Vancouver General Hospital, redevelopment project	Sept. 2000	Jan. 2007	(5)	83	9	92	156		156
Academic Ambulatory Care Centre	Fall 2004	Summer/06		—	3	3	95		95
Abbotsford Regional Hospital and Cancer Centre	Fall 2004	Summer/08		—	14	14	316		316
Total health facilities				83	26	109	567		567
Transportation
Trans Canada Highway –5 Mile (Yoho) Bridge	May 1999	Fall 2006		27	5	32	42	(6)	42	(6)
Nisga’a Highway	Aug. 1998	Fall 2005		38	4	42	52		52
Sea-to-Sky Highway	April 2003	Winter 2009		21	43	64	TBD	(7)	TBD	(7)
Sky Train extension - phase 1	Sept. 1998	June 2006		1,062	12	1,074	1,167		1,107
Total transportation				1,148	64	1,212	1,261		1,201
Power generation
BC Hydro
– Georgia Strait pipeline crossing				Project cancelled (8)
– Vancouver Island generation project				Project responsibility transferred to the private sector (9)
– Seven Mile Dam safety improvements	June 1999	Mar. 2005		42	15	57	100		64
– Mica Dam – generator stator replacement	Feb. 2004	July 2009		—	2	2	52		63
– Peace Canyon Dam – generator stator replacement and rotor modification	Feb. 2004	July 2009		—	1	1	64		64
Brilliant Expansion Power Corporation (10)
– Brilliant Dam power expansion	Oct. 2002	Aug. 2006		84	67	151	205		205
Total power generation				126	85	211	421		396
Other
ICBC Properties Ltd.
– Surrey Central City Mall Ltd	Sept. 1999	Dec. 2005	(11)	230	7	237	312		269
Vancouver Convention Centre
Expansion Project	2003	2008		44	—	44	230		230	(12)
Total other				274	7	281	542		499

(1)	Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval.
(2)	Total expenditures since commencement of each project.
(3)	Represents sum of annual budgeted expenditures to complete each project.
(4)	Amounts shown exclude interest costs incurred during construction.
(5)	Individual components were completed starting in December 2000 and will continue to be completed before the end of the overall project.
(6)	Amount represents the provincial portion of this cost-shared project with the federal government. Total project budget is $65 million.
(7)	The provincial and private sector portions of this cost-shared project are to be determined. Total project cost is estimated at $600 million.
(8)	Project has been cancelled as it is not compatible with Vancouver Island’s energy requirements.
(9)

Duke Point Power Limited Partnership was the successful proponent to provide electricity to Vancouver Island, subject to BC Utilities Commission approval. Some of the costs already incurred by BC Hydro will be recovered from the private sector proponent.

(10)	A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.
(11)	The base building was substantially completed in January 2003; however, work to prepare space for new tenants is still required.
(12)	Amount represents the provincial portion of this cost-shared project with the federal government and the tourism industry.

Table 4.15             2004/05 Provincial Debt (1)

	Balance	Balance at December 31, 2004				Forecast at March 31, 2005
	March 31,	Net	Debt Outstanding			Net	Debt Outstanding
($ millions)	2004	Change (2)	Actual	Budget	Variance	Change (2)	Forecast	Budget	Variance
Taxpayer-supported debt
Provincial government operating (3)	15,694	(1,101)	14,593	16,769	(2,176)	(1,519)	14,175	16,558	(2,383)
Education facilities
Schools	4,409	28	4,437	4,535	(98)	68	4,477	4,557	(80)
Post-secondary institutions	2,111	163	2,274	2,256	18	208	2,319	2,344	(25)
	6,520	191	6,711	6,791	(80)	276	6,796	6,901	(105)
Health facilities	2,215	12	2,227	2,455	(228)	178	2,393	2,479	(86)
Highways and public transit
BC Transportation Financing Authority	2,764	(17)	2,747	2,919	(172)	(364)	2,400	2,874	(474)
BC Transit	83	(4)	79	85	(6)	(1)	82	88	(6)
Public transit	914	(10)	904	914	(10)	(7)	907	915	(8)
Sky Train extension	1,119	13	1,132	1,137	(5)	19	1,138	1,141	(3)
	4,880	(18)	4,862	5,055	(193)	(353)	4,527	5,018	(491)
Other
BC Buildings	317	(19)	298	280	18	(69)	248	247	1
Social housing (4)	156	(27)	129	179	(50)	21	177	180	(3)
Homeowner Protection Office	129	(6)	123	128	(5)	15	144	126	18
Columbia River power projects (5)	—	—	—	—	—	—	—	262	(262)
Other (6)	116	35	151	345	(194)	37	153	344	(191)
	718	(17)	701	932	(231)	4	722	1,159	(437)
Total taxpayer-supported debt	30,027	(933)	29,094	32,002	(2,908)	(1,414)	28,613	32,115	(3,502)
Self-supported debt
Commercial Crown corporations and agencies
BC Hydro	7,040	65	7,105	7,249	(144)	(152)	6,888	7,174	(286)
BC Rail	477	(365)	112	—	112	(477)	—	—	—
Columbia River power projects (5)	215	42	257	251	6	41	256	—	256
Liquor Distribution Branch	7	(1)	6	6	—	(1)	6	6	—
	7,739	(259)	7,480	7,506	(26)	(589)	7,150	7,180	(30)
Warehouse borrowing program	—	62	62	1	61	—	—	—	—
Total self-supported debt	7,739	(197)	7,542	7,507	35	(589)	7,150	7,180	(30)
Forecast allowance	—	—	—	—	—	300	300	100	200
Total provincial debt	37,766	(1,130)	36,636	39,509	(2,873)	(1,703)	36,063	39,395	(3,332)

(1)	Debt includes provincial government direct debt, fiscal agency loans, other debt that has been guaranteed by the provincial government, and certain other debt that is not provincially guaranteed.
(2)

Gross new long-term borrowing plus net change in short-term debt outstanding, less sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

(3)	Restated to reflect a change in accounting policy for the defeasance of debt (2003/04 actual is reduced by $60 million and the 2004/05 budget estimate is reduced by $57 million).
(4)	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.
(5)	Joint ventures of the Columbia Power Corporation (CPC) and Columbia Basin Trust (CBT). This debt has reverted to self-supported status.
(6)

Includes other taxpayer-supported Crown corporations and agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

Table 4.16             2004/05 Statement of Financial Position

($ millions)	Actual March 31, 2004	Year-to-Date December 31, 2004	Forecast March 31, 2005
Financial Assets
Cash and temporary investments	2,547	3,682	2,531
Other financial assets	6,492	5,891	7,539
Investments in commercial Crown corporations:
Investments and retained earnings	3,230	3,439	3,231
Recoverable capital loans	7,512	7,100	6,883
	10,742	10,539	10,114
	19,781	20,112	20,184
Liabilities
Accounts payable and accrued liabilities	6,792	6,587	6,931
Deferred revenue	2,683	2,655	4,112
Debt:
Taxpayer-supported debt	30,027	29,094	28,613
Self-supported debt	7,739	7,542	7,150
Forecast allowance	—	—	300
Total provincial debt	37,766	36,636	36,063
Less : guarantees and non-guaranteed debt	(401)	(469)	(427)
	37,365	36,167	35,636
	46,840	45,409	46,679
Net Liabilities	(27,059)	(25,297)	(26,495)
Capital and Other Assets
Tangible capital assets	22,253	22,671	23,143
Other assets	364	337	350
	22,617	23,008	23,493
Accumulated surplus (deficit)	(4,442)	(2,289)	(3,002)

Changes in Financial Position

($ millions)	Year-to-Date December 31, 2004	Forecast March 31, 2005
Change in accumulated deficit:
Surplus for the period	(2,195)	(1,440)
Accounting policy equity adjustments	42	—
	(2,153)	(1,440)
Capital asset changes:
Taxpayer-supported capital investments	1,478	2,231
Less: amortization and valuation adjustments	(1,087)	(1,355)
	391	876
Increase (decrease) in net liabilities	(1,762)	(564)
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	1,135	(16)
Increase in total investment in commercial Crown corporations	1,243	1,111
Less: loan repayments and valuation adjustments	(1,446)	(1,739)
	(203)	(628)
Other working capital changes	(368)	(521)
	564	(1,165)
Increase (decrease) in guarantees and non-guaranteed debt	68	26
Increase (decrease) in total provincial debt	(1,130)	(1,703)

APPENDICES

A1: Tax Expenditures

Introduction

A tax expenditure is the reduction in revenues from delivering government programs or benefits through the tax system rather than through voted budget appropriations. Tax expenditures are usually made by offering special tax rates, exemptions, or tax credits. Governments introduce tax expenditures primarily to achieve social policy objectives such as transfers to lower income families or to promote economic development and job creation.

Reporting tax expenditures improves government accountability by providing a more complete picture of government activities. The tax expenditure appendix outlines major tax expenditures for the 2004/05 fiscal year. It does not include tax expenditures introduced or expanded in Budget 2005. These are described in Part Two: Revenue Measures.

The Role of Tax Expenditure Programs

Using the tax system to deliver programs can reduce administration costs and compliance costs for recipients. In certain situations, the tax system allows intended beneficiaries to be readily identified from information that is already collected. In these cases setting up a separate expenditure program would result in costly overlap and duplication of effort. An example is the provincial sales tax credit, which is delivered through the income tax system. If this werea direct provincial expenditure program, a provincial agency or office would have to be established to duplicate much of the work already done by the Canada Revenue Agency. In addition, it would require individuals to undertake a separate, time-consuming application process in order to qualify for the benefit.

There are, however, several potential drawbacks to tax expenditure programs. First, their overall cost often receives less public scrutiny than is the case for spending programs because annual budget appropriations by the legislature are not typically required. Second, tax expenditure programs do not always effectively target those who are intended to benefit from them. Some expenditure programs that are intended to provide tax relief for low income earners may, in reality, confer the greatest benefit on high income earners who pay the most taxes. Sales tax exemptions, for example, often provide a greaterabsolute benefit to those with higher incomes because they have more to spend on consumer products. Finally, costs are often more difficult to controlunder a tax expenditure program because the benefits tend to be more open ended and enforcement is often more difficult than for spending programs.

Tax Expenditure Reporting

Not all tax reductions, credits and exemptions are classed as tax expenditures. Three criteria were used to choose those features of the tax system that should be reported as tax expenditures.

First, the emphasis is on tax reductions, exemptions and refunds that are close equivalents to spending programs. By implication, the list does not include tax measures designed to meet broad tax policy objectives such as improving fairness in the tax system, or measures designed to simplify the administration of the tax. The list also does not include items that are generally excluded from a particular tax base. For example, most services are excluded from provincial sales taxes, which are primarily designed to apply to purchases of goods.

Second, revenues raised under provincial government authority that are turned over to agencies outside of government are not reported as tax expenditures in this appendix. This includes, for example, the hotel room tax revenues transferred to Tourism BC.

Third, smaller items of less than $2 million are not included. Where practical, smaller items have been presented together as an aggregate figure.

British Columbia Tax Expenditure Programs

The following tables report 2004/05 tax expenditure estimates.

For presentation purposes, British Columbia tax expenditures have been broken into three broad categories.

•                  Social and Income Transfer Programs (Table A1.1): These include tax expenditures that are offered as part of government’s mix of health, education, housing, income transfer and family related programs. Examples include the BC Family Bonus, the home owner grant, the sales tax exemption for children’s clothing and the income tax credit for medical expenses.

•                  Economic Development and Business Assistance Programs (Table A1.2): This category includes tax preferences for small businesses and measures to encourage new private sector investment.

•                  Environmental Protection Programs (Table A1.3): There are relatively few tax expenditures in this category because environmental protection is now generally based on the principle of “polluter pay”, such as the tire tax and battery levies. However, environmental tax expenditures include, for example, a sales tax exemption for bicycles and a fuel tax exemption for certain alternative fuels.

Each category has its own table of tax expenditure estimates. Within each table, the list of tax expenditures delivered through the income tax system has been separated into two sub-categories.

•                  Provincial Measures: This includes all major tax expenditures that are under provincial policy control.

•                  Federal Measures: British Columbia shares the cost of some federal income tax expenditure programs because, under the tax collection agreement between British Columbia and the federal government, the province has agreed to maintain a consistent income tax base with the federal government in the interest of reducing administrative and compliance costs.

The cost of individual tax expenditures cannot be added together to reach a total tax expenditure figure for two reasons:

•                  in some cases the programs interact with one another so that eliminating one program could increase or decrease the cost of another; and

•                  eliminating certain tax expenditure programs could change the choices taxpayers make, which in turn would affect the cost estimates.

The estimates for each tax expenditure are based on a static analysis of the costs and do not take into account any behavioural changes which could change the cost over time.

Table A1.1 Social and Income Transfer Programs – Tax Expenditure

2004/05 Estimated Cost
($ millions)
Provincial Sales Tax (1)
Exemptions for the following items:
• Food (basic groceries, snack foods, candies, soft drinks and restaurant meals)	788
• Residential fuels (electricity, natural gas, fuel oil, etc.)	164
• Prescription and non-prescription drugs, vitamins and certain other health care products and appliances	86
• Children’s clothing and footwear	23
• Clothing patterns, fabrics and notions	6
• Specified school supplies	48
• Books, magazines and newspapers	58
• Basic telephone and cable service	57
• “1-800” and equivalent telephone services	8
• Specified safety equipment	10
• Labour to repair major household appliances, clothing and footwear	7
• Miscellaneous consumer exemptions (e.g. used clothing under $100)	4
• Livestock for human consumption and feed, seed and fertilizer	39
Personal Income Tax
Provincial Measures
BC Family Bonus (2)	52
Sales tax credit	62
Political contributions tax credit	2
Provincial Non-Refundable Credits: (3)
• Charitable donations tax credit	116
• Tax credits for tuition and education	44
• Tax credits for disabilities and medical expenses	51
• Pension income tax credit	21
• Credit for persons older than 65 years	63
• Married and equivalent-to-married credits	85
• Tax credit for Canada Pension Plan contributions	118
• Tax credit for Employment Insurance premiums paid	48
Federal Measures (4)
• Deduction and inclusion of allmony and child support payments	5
• Child care expense deduction	27
• Exemption from capital gains up to $500,000 for small businesses and family farms	32
• Deduction for residents of northern and isolated areas	7
• Non-taxation of employer-paid insurance premiums for group private health and welfare plans	114
• Registered Retirement Savings Plans: (5)

• exemption – contributions 347
– investment earnings 258
• taxation of – withdrawals (231)
Total	374
• Registered Pension Plans: (5)
• exemption for – contributions 260
– investment earnings 408
• taxation of – withdrawals (367)
Total	301

Corporation Income Tax (6)
Charitable donations deduction	15
School and Rural Area Property Tax (7)
Home Owner Grant	519
Exemption for places of worship	9
Property Transfer Tax
Exemption for first-time home buyers	41
Exemptions for the following:
• Property transfers between related individuals	33
• Property transfers to municipalities, regional districts, hospital districts, library boards, school boards, water districts and educational institutions	4
• Property transfers to charities registered under the Income Tax Act (Canada)	9

(1)	Estimates of the cost of sales tax measures are based on last year’s estimates adjusted to reflect increases in the consumer price index and population growth.
(2)

The $52 million represents the tax expenditure portion of the program’s cost. The tax expenditure portion represents family bonus payments that effectively reduce the recipient’s personal income tax.  The remaining cost of the program, including recoveries and administration costs, of $59 million for 2004/05, is presented in the BC Benefits Vote because it represents payments to families which exceed their provincial income tax liabilities.  In 2004/05, the total program cost was $111 million.

(3)	Provincial non-refundable credits are generally based on estimates of credit claims by British Columbia residents.
(4)

The estimates show provincial revenue losses only.  They are based on estimates of projected federal losses contained in Government of Canada:  Tax Expenditures and Evaluations, 2004.  British Columbia personal income tax expenditures for the federal measures are based on the amounts claimed by British Columbia residents for the measure and the relevant provincial tax rates for the period. (Prior to 1997 federal tax expenditure reports did not include projections; previous estimates of provincial revenue losses were based on historical federal estimates.)  Certain tax expenditure items have been excluded where no data were available or the amounts were immaterial.

(5)

Registered retirement savings plans and registered pension plans are treated in the same way as in the federal tax expenditure report.  The tax expenditure associated with these schemes is presented as the amount of tax that would otherwise be paid in the year of deferral, were the deferral not available.  However, this type of estimate overstates the true costs of these preferences because taxes are eventually paid, including tax on investment earnings.  An estimate that does not overstate these costs would, however, be difficult to develop and would require some largely speculative assumptions.

(6)

The deduction offered for corporate charitable donations is a federal measure, but the estimate shows only the provincial revenue loss. This is calculated from the federal revenue loss by applying British Columbia’s share of corporate taxable income and the relevant tax rates to the federal estimate.

(7)	The property tax estimate is for the 2004 calendar year, and includes only school and rural area property taxes levied by the province. Home Owner Grant cost is shown for the 2004/05 fiscal year.

Table A1.2 Economic Development and Business Assistance Programs – Tax Expenditure

2004/05 Estimated Cost
($ millions)
Fuel Tax
Tax exemption for international flights carrying cargo	2
Tax exemption for family farm trucks (on road)	3
Tax reduction for compressor fuel used to transmit natural gas from wellhead to processing plant	13

Personal Income Tax
Venture capital tax credit	24
Employee venture capital tax credit	5

Corporation Income Tax
Provincial Measures
Film and video tax credit	27
Production services tax credit	43
International financial business tax refund (1)	7
Scientific Research and Experimental Development Tax Credit	95
Mining Exploration Tax Credit	3

School and Rural Area Property Taxation (2)
Assessment exemption of $10,000 for industrial and business properties	9
Overnight tourist accommodation assessment relief	3
Exemption for property used for pollution abatement (3)	6

(1)	Includes employee income tax refunds.
(2)	Estimates are for the 2004 calendar year and include only school and rural area property taxes levied by the province.
(3)

The property tax exemption for most land and improvements used in pollution abatement equipment was removed for 1997, but existing properties which were exempt in 1996 remain exempt under grandparenting provisions.

Table A1.3 Environmental Protection Programs – Tax Expenditure

2004/05 Estimated Cost
($ millions)
Provincial Sales Tax
Exemptions for the following items:
• Bicycles	(8)
• Specified energy conservation equipment	12
Fuel Tax
Tax exemption for alternative fuels	17

Table A2 Interprovincial Comparisons of Tax Rates – 2005

(Rates known as of February 3, 2005) (1)

Tax	British Columbia(2)	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland
Corporation income tax (per cent of taxable income) (3)
General Rate	13.5	11.5	17	15	14	8.9/16.25	13	16	16	14
Manufacturing Rate	13.5	11.5	10	15	12	8.9	13	16	7.5	5
Small Business Rate	4.5	3	5	5	5.5	8.9	2.5	5	7.5	5
Small Business Threshold ($000s)	400	400	300	400	400	n/a	425	300	300	300

Corporation Capital Tax (4)
Non-financial	Nil	Nil	.6	.3/.5	.3	.6	.3	.25/.5	Nil	Nil
Financial	1.0/3.0	Nil	.7/3.25	3.0	.6/.72/.9	1.2	3.0	3.0	3.0	4.0

Health Care Premiums (5)
Individual/family	54/108	44/88	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Payroll tax (6) (per cent)	Nil	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2.0

Insurance premium tax (per cent) (7)	2-4.4	2-3	3-4	2-3	2-3.5	2-3	2-3	3-4	3.5	4

Fuel tax (cents per litre)
Gasoline (8)	14.5	9.0	15.0	11.5	14.7	19.2	14.5	15.5	17.0	16.5
Diesel	15.0	9.0	15.0	10.9	14.3	20.2	16.9	15.4	16.5	16.5

Sales tax (per cent)
General rate	7	Nil	6	7	8	7.5	8	8	10	8
Liquor	10	Nil	10	7	12	7.5	8	8	37.5	8
Meals	Nil	Nil	Nil	7	8	7.5	8	8	10	8
Accommodation	8	5	6	7	5	7.5	8	8	10	8

Tobacco tax (dollars per carton of 200 cigarettes) (9)	35.80	32.00	39.20	39.90	23.45	20.60	28.10	36.30	34.90	37.30

(1)	Rates shown are those known as of February 3, 2005 and that are in effect for 2005.
(2)	British Columbia rates are those announced in the February 15, 2005 Budget.
(3)	Manitoba has announced a reduction in its small business rate to 4.5 per cent and its general rate to 14.5 per cent in 2006.
(4)

Ontario has a deduction of $5 million for all corporations; Manitoba has a $5 million deduction and the higher rate applies to corporations with taxable capital in excess of $10 million; Saskatchewan has a $10 million deduction with up to an additional $7.5 million proportional to wages and salaries paid in the province; Quebec has a $600,000 deduction. Large Saskatchewan resource corporations are assessed a surcharge on the value of Saskatchewan resource sales.  Ontario and Quebec have an additional surcharge or compensation tax on financial institutions.

(5)

British Columbia has a two-person rate of $96.  British Columbia and Alberta offer premium assistance in the form of lower rates or an exemption from premiums for lower income individuals and families.  Ontario and Quebec levy health care contributions as additions to provincial personal income taxes payable.

(6)	Provinces with payroll taxes provide payroll tax relief for small businesses.
(7)

The lower rate applies to premiums for life, sickness and accident insurance; the higher rate applies to premiums for property insurance including automobile insurance. In Ontario, Quebec and Newfoundland specific sales taxes also apply to insurance premiums, except those related to individual life and health.

(8)

Tax rate is for regular fuel used on highways.  The British Columbia rate includes 6.75 cents per litre dedicated to the BC Transportation Financing Authority. The rates do not include regional taxes. The Quebec rate includes estimated sales tax.

(9)	Includes estimated provincial sales tax where applicable.

Table A3 Comparison of Provincial and Federal Taxes by Province – 2005

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland
Two Income Family of Four - $90,000	($)
1. Provincial Income Tax	4,190	4,867	6,310	7,119	4,963	9,336	6,892	6,935	7,019	7,974

Net Child Benefits	0	154	0	—	0	(2,350)	0	0	—	0

2. Property Tax - Gross	2,210	2,087	3,138	4,907	3,276	2,946	2,451	2,410	1,658	1,700

- Net	1,740	2,087	3,138	4,507	3,276	2,946	2,451	2,410	1,658	1,700

3. Sales Tax	1,154	14	1,030	1,258	1,613	1,998	1,790	1,788	1,859	1,745

4. Fuel Tax	218	135	225	173	221	288	218	233	255	248

5. Provincial Direct Taxes	7,302	7,257	10,703	13,057	10,073	12,218	11,351	11,366	10,791	11,667

6. Health Care Premiums/Payroll Tax	1,296	1,056	—	1,935	1,755	3,834	—	—	—	1,800

7. Total Provincial Tax	8,598	8,313	10,703	14,992	11,828	16,052	11,351	11,366	10,791	13,467

8. Federal Income Tax	10,529	10,529	10,529	10,529	10,529	10,529	10,529	10,529	10,529	10,529

9. Net Federal GST	1,662	1,739	1,639	1,592	1,661	1,679	1,566	1,565	1,678	1,527

10. Total Tax	20,789	20,581	22,871	27,113	24,018	28,260	23,446	23,460	22,998	25,523

Two Income Family of Four - $60,000

1. Provincial Income Tax	1,990	2,308	3,307	3,717	2,460	4,905	3,723	3,723	3,893	4,341

Net Child Benefits	0	154	0	—	0	(3,450)	0	0	—	0

2. Property Tax - Gross	2,111	1,853	2,605	3,568	2,395	2,577	1,287	1,928	1,425	1,594

- Net	1,641	1,853	2,605	3,168	2,395	2,577	1,287	1,928	1,425	1,594

3. Sales Tax	898	11	817	1,003	1,273	1,700	1,421	1,421	1,472	1,394

4. Fuel Tax	218	135	225	173	221	288	218	233	255	248

5. Provincial Direct Taxes	4,747	4,461	6,954	8,061	6,349	6,020	6,649	7,305	7,045	7,577

6. Health Care Premiums/Payroll Tax	1,296	1,056	—	1,290	1,170	2,556	—	—	—	1,200

7. Total Provincial Tax	6,043	5,517	6,954	9,351	7,519	8,576	6,649	7,305	7,045	8,777

8. Federal Income Tax	5,799	5,799	5,799	5,799	5,799	5,799	5,799	5,799	5,799	5,799

9. Net Federal GST	1,295	1,414	1,300	1,270	1,311	1,429	1,243	1,243	1,329	1,219

10. Total Tax	13,137	12,730	14,053	16,420	14,629	15,804	13,691	14,347	14,173	15,795

Two Income Family of Four - $30,000

1. Provincial Income Tax	0	0	574	432	393	(179)	1,109	891	1,014	1,312

Net Child Benefits	0	(712)	0	—	(383)	(4,160)	(52)	0	—	0

2. Property Tax - Gross	2,111	1,853	2,605	3,568	2,395	2,577	1,287	1,928	1,425	1,594

- Net	1,641	1,853	2,605	3,168	2,395	2,577	1,287	1,928	1,425	1,594

3. Sales Tax	666	9	593	740	919	1,405	1,020	1,028	1,065	1,009

4. Fuel Tax	145	90	150	115	147	192	145	155	170	165

5. Provincial Direct Taxes	2,452	1,240	3,922	4,455	3,471	(165)	3,509	4,002	3,674	4,080

6. Health Care Premiums/Payroll Tax	0	263	—	645	585	1,278	—	—	—	600

7. Total Provincial Tax	2,452	1,503	3,922	5,100	4,056	1,113	3,509	4,002	3,674	4,680

8. Federal Income Tax	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750

9. Net Federal GST	265	432	249	243	253	487	199	205	267	189

10. Total Tax	4,467	3,685	5,921	7,093	6,059	3,350	5,458	5,957	5,691	6,619

Unattached Individual - $25,000

1. Provincial Income Tax	737	758	1,506	1,138	1,024	1,042	1,376	1,307	1,439	1,553

2. Property Tax	—	—	—	—	—	—	—	—	—	—

3. Sales Tax	376	4	348	449	552	730	645	649	702	637

4. Fuel Tax	145	90	150	115	147	192	145	155	170	165

5. Provincial Direct Taxes	1,258	852	2,004	1,702	1,723	1,964	2,166	2,111	2,311	2,355

6. Health Care Premiums/Payroll Tax	259	528	—	538	488	1,065	—	—	—	500

7. Total Provincial Tax	1,517	1,380	2,004	2,240	2,211	3,029	2,166	2,111	2,311	2,855

8. Federal Income Tax	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232	2,232

9. Net Federal GST	252	263	235	241	242	274	218	220	257	210

10. Total Tax	4,001	3,875	4,471	4,713	4,685	5,535	4,616	4,563	4,800	5,297

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland
Unattached Individual - $80,000
1. Provincial Income Tax	5,238	5,656	7,633	8,549	6,212	10,940	8,363	8,473	8,622	9,685

2. Property Tax - Gross	1,453	1,830	2,036	3,119	2,293	2,578	977	2,041	1,300	1,300

- Net	983	1,830	2,036	2,719	2,293	2,578	977	2,041	1,300	1,300

3. Sales Tax	973	11	885	1,087	1,415	1,632	1,598	1,593	1,732	1,536

4. Fuel Tax	218	135	225	173	221	288	218	233	255	248

5. Provincial Direct Taxes	7,412	7,632	10,779	12,528	10,141	15,438	11,156	12,340	11,909	12,769

6. Health Care Premiums/Payroll Tax	648	528	—	1,720	1,560	3,408	—	—	—	1,600

7. Total Provincial Tax	8,060	8,160	10,779	14,248	11,701	18,846	11,156	12,340	11,909	14,369

8. Federal Income Tax	12,456	12,456	12,456	12,456	12,456	12,456	12,456	12,456	12,456	12,456

9. Net Federal GST	1,547	1,596	1,476	1,423	1,510	1,389	1,398	1,393	1,490	1,344

10. Total Tax	22,063	22,212	24,711	28,127	25,667	32,691	25,010	26,189	25,855	28,169

Senior Couple with Equal Pension Incomes - $30,000

1. Provincial Income Tax	0	0	125	(400)	(418)	(300)	438	569	582	657

2. Property Tax - Gross	2,111	1,853	2,605	3,568	2,395	2,577	1,287	1,928	1,425	1,594

- Net	1,366	1,853	2,605	3,168	2,395	2,577	1,287	1,928	1,425	1,594

3. Sales Tax	717	8	637	762	980	1,350	1,213	1,209	1,259	1,237

4. Fuel Tax	145	90	150	115	147	192	145	155	170	165

5. Provincial Direct Taxes	2,228	1,951	3,517	3,645	3,104	3,819	3,083	3,861	3,436	3,653

6. Health Care Premiums/Payroll Tax	230	0	—	—	—	—	—	—	—	—

7. Total Provincial Tax	2,458	1,951	3,517	3,645	3,104	3,819	3,083	3,861	3,436	3,653

8. Federal Income Tax	599	599	599	599	599	599	599	599	599	599

9. Net Federal GST	697	694	650	604	648	715	627	623	732	648

10. Total Tax	3,754	3,244	4,766	4,848	4,351	5,133	4,309	5,083	4,767	4,900

Personal Income Tax

•       Income tax is based on basic personal credits, applicable provincial credits, and typical major deductions at each income level. Quebec residents pay federal income tax less an abatement of 16.5 per cent of basic federal tax. This abatement has been used to reduce Quebec provincial tax rather than federal tax, for comparative purposes. The two income family of four with $60,000 annual income is assumed to have one spouse earning $40,000 and the other $20,000, the family with $90,000 income is assumed to have one spouse earning $50,000 and the other $40,000, the family with $30,000 is assumed to have each spouse earning $15,000 and each senior is assumed to receive $15,000. All representative families are assumed to have employment income except the senior couple. Contributions to the Quebec Health Services Fund are included in Quebec personal income tax.

Net Child Benefits

•       Net child benefits are provincial measures affecting payments to families with children. Provincial child benefit measures are available in British Columbia (BC Family Bonus), Alberta (Family Employment Credit), Saskatchewan (Child Benefit), Ontario (Child Care Supplement for Working Families), Quebec (Integrated Child Allowance), New Brunswick (Child Tax Benefit), Nova Scotia (Child Benefit) and Newfoundland (Child Benefit). In addition, the Alberta government has chosen to vary the amount of the basic federal child tax benefit that its residents receive (shown as a net amount).

Property Tax

•       Estimates of property taxes are from a survey of Royal LePage’s on-line listings of residential properties for sale conducted in 2004. It is assumed that the individual at $25,000 rents accommodation; the family at $30,000 and at $55,000 and the senior couple own bungalows; the family at $90,000 owns a two-story executive style home; and the single at $80,000 owns a luxury condominium, in a major city for each province. Net property taxes are estimated as taxes owing after credits provided through the property tax system are subtracted.

Sales and Fuel Tax Estimates

•       Includes sales tax on meals, liquor and accommodation. Estimates are based on expenditure patterns from the Survey of Household Spending in 2001. In estimating individual and family taxable consumption, disposable income is reduced by 20 per cent to reflect housing (mortgage and property taxes or rent) costs. The senior couple is assumed to own their home and have no mortgage costs. For each province, disposable income is further reduced by estimated federal income taxes, estimated provincial income taxes and health care premiums if applicable. In addition, the single individual with $80,000 annual income and the family with $90,000 annual income are assumed to have savings equal to 5 per cent of their disposable income. For each family, disposable income is distributed among expenditures using the consumption pattern of a typical family with the relevant characteristics as estimated by the family expenditure survey. The provincial retail sales tax and the federal goods and services tax (GST) components of these expenditures are then calculated. GST estimates have been reduced by the GST credit, where applicable.

•       Fuel tax is based on annual consumption: 1,000 litres of unleaded fuel for the single at $25,000, the family at $30,000 and the senior couple; others are assumed to consume 1,500 litres.

Health Care Premiums/Payroll Tax

•       Health care premiums are levied in British Columbia and Alberta only. Approximately 50 per cent of British Columbia premiums are paid by employers on behalf of their employees with the remainder paid by individuals, either by employees or by residents who are not employed. Payroll taxes, in the four provinces that levy them, are paid by the employer. The cost to employers of payroll taxes and health care premiums paid on behalf of employees is generally reflected in reduced wages.

Effective Tax Rates

•       British Columbia taxes have been calculated using rates in effect for 2005. Taxes for other provinces were calculated using rates that were announced prior to February 3, 2005, and that come into effect during 2005.

Table A4                  Interprovincial Comparisons of Provincial Personal Income Taxes Payable(1) – 2005
(Rates known as of February 3, 2005)

Taxable income (2)	British Columbia(2)	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec(3)	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland
	Annual provincial taxes payable(4) ($ )
$10,000	0	0	119	77	0	(35)	154	0	0	219
$20,000	396	427	1,143	1,191	641	898	1,056	966	1,115	1,203
$30,000	1,175	1,358	2,167	2,231	1,504	2,450	1,957	1,858	2,028	2,210
$40,000	1,955	2,291	3,258	3,541	2,405	4,312	3,234	3,259	3,312	3,755
$50,000	2,867	3,286	4,552	4,935	3,466	5,940	4,710	4,713	4,687	5,366
$60,000	3,782	4,286	5,852	6,335	4,381	7,776	6,192	6,189	6,153	6,997
$70,000	4,795	5,286	7,152	7,905	5,497	9,903	7,751	7,856	7,942	8,958
$80,000	6,047	6,286	8,452	9,645	7,309	11,972	9,403	9,523	9,779	10,922
$100,000	8,865	8,286	11,052	13,125	10,791	16,084	12,707	13,206	13,453	14,850
$125,000	12,540	10,786	14,701	17,475	15,143	21,176	17,083	18,019	18,046	19,761
$150,000	16,215	13,286	18,451	21,825	19,496	26,105	21,543	22,831	22,638	24,671
	Provincial personal income taxes as a per cent of taxable income (%)
$10,000	0.0	0.0	1.2	0.8	0.0	(0.4)	1.5	0.0	0.0	2.2
$20,000	2.0	2.1	5.7	6.0	3.2	4.5	5.3	4.8	5.6	6.0
$30,000	3.9	4.5	7.2	7.4	5.0	8.2	6.5	6.2	6.8	7.4
$40,000	4.9	5.7	8.1	8.9	6.0	10.8	8.1	8.1	8.3	9.4
$50,000	5.7	6.6	9.1	9.9	6.9	11.9	9.4	9.4	9.4	10.7
$60,000	6.3	7.1	9.8	10.6	7.3	13.0	10.3	10.3	10.3	11.7
$70,000	6.9	7.6	10.2	11.3	7.9	14.1	11.1	11.2	11.3	12.8
$80,000	7.6	7.9	10.6	12.1	9.1	15.0	11.8	11.9	12.2	13.7
$100,000	8.9	8.3	11.1	13.1	10.8	16.1	12.7	13.2	13.5	14.9
$125,000	10.0	8.6	11.8	14.0	12.1	16.9	13.7	14.4	14.4	15.8
$150,000	10.8	8.9	12.3	14.6	13.0	17.4	14.4	15.2	15.1	16.4

(1)	Calculated for a single individual with wage income and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions, Employment Insurance premiums and the basic personal amount.
(2)

Taxable income, total income less allowable deductions, is defined by federal legislation in all provinces except Quebec. In the table, it is assumed that federally defined taxable income is equal to Quebec taxable income.

(3)

Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax. In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.

(4)

Includes provincial low income reductions in British Columbia, Manitoba, Ontario, Nova Scotia and Prince Edward Island, provincial surtaxes payable in Ontario, Nova Scotia, Prince Edward Island and Newfoundland and contributions to the Health Services Fund in Quebec. Excludes credits for sales and property taxes.

Table A5 Summary of Revenue Measures from July 30, 2001 to February 15, 2005(1)

		Taxpayer Impacts
		($ millions)
July 30, 2001 Economic and Fiscal Update		2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
Income Tax
•	25 per cent personal income tax cut	(1,505)	(1,505)	(1,505)	(1,505)	(1,505)	(1,505)
•	Dividend tax credit rates reduced	20	40	40	40	40	40
•	General corporate income tax rate reduced to 13.5% from 16.5%	(16)	(200)	(200)	(200)	(200)	(200)
•	Manufacturing and processing tax credit repealed	20	30	30	30	30	30
Corporation Capital Tax
•	Tax phased-out for general corporations	(101)	(273)	(345)	(345)	(345)	(345)
Social Service Tax
•	Tax exemption for production machinery equipment	(107)	(160)	(160)	(160)	(160)	(160)
•	Vehicle surtax threshold for passenger vehicles increased	(27)	(40)	(40)	(40)	(40)	(40)
Motor Fuel Tax
•	Tax exemption provided for marine bunker fuel	(7)	(10)	(10)	(10)	(10)	(10)
•	Domestic jet fuel and aviation fuel tax rates reduced to 2 cents/litre	(10)	(15)	(15)	(15)	(15)	(15)
Total July 30, 2001 Update		(1,378)	(2,133)	(2,205)	(2,205)	(2,205)	(2,205)

Budget 2002
Income Tax
•	Increase sales tax credit	(5)	(20)	(20)	(20)	(20)	(20)
•	Adjust BC Family Bonus	—	8	19	19	19	19
•	Raise small business threshold to $300,000	—	(10)	(13)	(13)	(13)	(13)
Medical Services Plan Premiums
•	Increase premiums and enhance premium assistance	—	358	392	392	392	392
Social Service Tax
•	Increase provincial sales tax rate to 7.5% from 7%	27	250	250	250	250	250
•	Expand machinery and equipment tax exemption to include repair parts	(2)	(15)	(15)	(15)	(15)	(15)
Tobacco Tax
•	Increase tobacco tax rate to $30 from $22 per carton	16	150	150	150	150	150
School and Rural Area Property Taxes
•	Increase average gross residential rural and school property taxes by 2%	—	21	21	21	21	21
Miscellaneous measures
•	Disability credits; sales tax exemptions for farmers and refunds to Parent Advisory Councils	(1)	(6)	(6)	(6)	(6)	(6)
	Total Budget 2002	35	736	778	778	778	778

		Taxpayer Impacts
		($ millions)
		2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
Budget 2003
Income Tax
•	Increase budget for labour sponsored venture capital tax credits	—	—	(4)	(4)	(4)	(4)
•	Introduce an equity tax credit for new media	—	—	(5)	(5)	(5)	(5)
•	Provide an enhanced regional incentive for film credits	—	—	(1)	(1)	(1)	(1)
•	Introduce a Digital Animation or Visual Effects tax credit	—	—	(5)	(5)	(5)	(5)
•	Extend the BC Mining Flow-Through Share Tax Credit	—	—	(3)	(3)	(3)	(3)
•	Extend the Mining Exploration Tax Credit for three years	—	—	(2)	(3)	(3)	(3)
•	Introduce a book publishing tax credit	—	—	(2)	(2)	(2)	(2)
Corporation Capital Tax
•	Increase the capital tax exemption threshold for small financial institutions to $10 million from $5 million	—	—	(2)	(2)	(2)	(2)
Motor Fuel Tax
•	Provide exemption for marine gas oil used in gas turbine powered commercial vessels	—	—	(2)	(2)	(2)	(2)
BC Transportation Financing Authority Revenue
•	Increase the clear fuel tax rate levied on behalf of BC Transportation Financing Authority by 3.5 cents per litre	—	—	211	211	211	211
Tobacco Tax
•	Increase the tobacco tax rate to $32 from $30 per carton and to 16 cents from 15 cents per gram of fine-cut tobacco	—	—	25	25	25	25
School and Rural Area Property Taxes
•	Increase average gross residential rural and school property taxes by inflation	—	—	35	64	64	64
Insurance Premium Tax
•	Increase tax on property insurance to 4.4 per cent from 4 per cent to offset forest fire suppression costs	—	—	4	14	14	14
•	Clarify the definition of taxable insurers	—	—	5	5	5	5
Property Transfer Tax
•	Enhance fairness and effectiveness of First-Time Home Buyers’ exemption	—	—	(2)	(2)	(2)	(2)
	Total Budget 2003	—	—	252	290	290	290

Budget 2004
Income Tax
•	Reduce BC Family Bonus and BC Earned Income amounts	—	—	—	4	20	20
•	Extend Scientific Research and Experimental Development Tax Credit	—	—	—	(35)	(60)	(60)
International Financial Business Tax Refund
•	Allow non-financial institutions to register, expand the list of qualifying activities and eliminate the employee tax refund	—	—	—	(4)	(5)	(5)
Tobacco Tax(2)
•	Increase tobacco tax rate to $35.80 from $32.00 per carton and to 17.9 cents per gram for fine-cut tobacco	—	—	10	40	40	40
Home Owner Grant Act
•	Increase the threshold for the home owner grant phase-out to $585,000 from $525,000	—	—	—	(7)	(7)	(7)
Ports Property Tax Act
•	Reduce property taxes on major BC port facilities and provide compensation to affected municipalities(3)	—	—	—	(7)	(7)	(7)
	Total Budget 2004	—	—	10	(9)	(19)	(19)

		Taxpayer Impacts
		($ millions)
		2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
Budget 2005
Income Tax
•	Introduce the BC Tax Reduction, a non-refundable personal income tax credit	—	—	—	(30)	(120)	(122)
•	Extend the Mining Exploration Tax Credit to 2016	—	—	—	—	—	—
•	Increase the Film Incentive BC and Production Services tax credit rates	—	—	—	—	(30)	(8)
•	Increase corporate income tax small business threshold to $400,000 from $300,000	—	—	—	—	(10)	(10)
Social Service Tax Act
•	Reduce provincial sales tax rate to 7% from 7.5%(4)	—	—	—	(120)	(270)	(270)
•	Increase incentives for purchases of hybrid passenger vehicles on a time-limited basis	—	—	—	—	(1)	(2)
•	Provide time-limited exemption for ENERGY STAR residential heating equipment	—	—	—	—	(2)	(2)
•	Increase vehicle surtax threshold for passenger vehicles to $49,000 from $47,000	—	—	—	—	(5)	(5)
Property Transfer Tax Act
•	Increase thresholds for First-Time Home Buyers’ program	—	—	—	—	(15)	(15)
Medicare Protection Act
•	Enhance Medical Services Plan premium assistance	—	—	—	—	(27)	(40)
Home Owner Grant Act
•	Increase threshold for Home Owner Grant phase-out and reduce reduction rate	—	—	—	—	(3)	(3)
School Act
•	Exempt specified improvements of eligible hydroelectric projects	—	—	—	—	(1)	(1)
	Total Budget 2005	—	—	—	(150)	(484)	(478)

Total Revenue Measures		(1,343)	(1,397)	(1,165)	(1,296)	(1,640)	(1,634)

(1)	Amounts for each measure are as shown at the time of announcement before the impact of economic growth. Measures with no material revenue impact are excluded.
(2)	Increase effective December 20, 2003.
(3)	The amount shown includes the reduction in local and school property taxes for taxpayers.
(4)	Rate reduced effective October 21, 2004.

Table A6 Operating Statement – 2001/02 to 2007/08

($ millions)	Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
Taxpayer-supported programs and agencies:
Revenue	27,039	25,972	27,352	30,273	30,746	31,245	32,114
Expense	(30,723)	(30,398)	(30,205)	(30,986)	(32,456)	(32,847)	(33,494)
Taxpayer-supported balance	(3,684)	(4,426)	(2,853)	(713)	(1,710)	(1,602)	(1,380)
Commercial Crown corporation net income	1,085	1,766	1,894	2,453	2,330	2,252	2,130
Surplus/(deficit) before joint trusteeship and forecast allowance	(2,599)	(2,660)	(959)	1,740	620	650	750
Joint trusteeship	1,464	—	—	—	—	—	—
Forecast allowance	—	—	—	(300)	(400)	(450)	(550)
Surplus/(deficit)	(1,135)	(2,660)	(959)	1,440	220	200	200

Table A7 Revenue by Source(1) – 2001/02 to 2007/08

($ millions)	Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
Taxation revenue
Personal income	5,366	4,150	4,877	5,055	5,202	5,509	5,828
Corporate income	1,522	612	775	1,256	1,075	1,080	1,096
Social service	3,552	3,795	4,001	4,066	4,113	4,319	4,531
Fuel	659	684	875	895	915	945	976
Tobacco	499	606	647	686	686	686	686
Property	1,481	1,541	1,576	1,643	1,706	1,781	1,851
Property transfer	303	407	518	600	460	410	420
Other (2)	728	557	539	540	535	533	545
	14,110	12,352	13,808	14,741	14,692	15,263	15,933
Natural resource revenue
Natural gas royalties	836	1,056	1,230	1,451	1,555	1,684	1,589
Columbia River Treaty	360	100	230	255	250	225	215
Other energy and minerals	533	532	878	548	713	703	672
Forests	1,253	1,323	1,007	1,305	1,080	1,069	1,068
Other resources	298	270	308	301	320	379	380
	3,280	3,281	3,653	3,860	3,918	4,060	3,924
Other revenue
Medical Services Plan premiums	954	1,355	1,409	1,458	1,427	1,422	1,429
Post secondary fees	452	580	781	829	924	985	1,060
Other healthcare-related fees	221	217	222	190	176	175	175
Motor vehicle licences and permits	342	351	363	380	389	399	408
Other fees and licences	1,073	1,056	765	816	774	733	699
Investment earnings	1,275	1,023	946	782	842	863	902
Sales of goods and services	890	875	629	688	680	705	721
Miscellaneous (3)	1,122	1,059	1,157	1,355	1,432	1,411	1,442
	6,329	6,516	6,272	6,498	6,644	6,693	6,836
Contributions from the federal government
Health and social transfers	2,445	2,606	3,044	3,438	4,144	4,509	4,803
Equalization	158	543	(330)	980	590	—	—
Other cost shared agreements (4)	717	674	905	756	758	720	618
	3,320	3,823	3,619	5,174	5,492	5,229	5,421
Taxpayer-supported programs and agencies	27,039	25,972	27,352	30,273	30,746	31,245	32,114

Commercial Crown corporations
BC Hydro (before regulatory transfers)	258	352	90	310	395	368	177
Liquor Distribution Branch	637	654	724	768	779	794	808
BC Lotteries (net of payments to the federal government)	598	663	719	842	892	942	1,021
BC Rail (5)	(166)	4	51	167	76	20	5
ICBC (5)	(242)	80	302	360	176	111	98
Other	—	13	8	6	12	17	21
	1,085	1,766	1,894	2,453	2,330	2,252	2,130
Total revenue	28,124	27,738	29,246	32,726	33,076	33,497	34,244

(1)

In order to comply with generally accepted accounting principles, revenue of school districts, post-secondary institutions and regional health authorities/societies is included in the government’s reporting entity beginning in 2004/05. To conform with this presentation, prior years have been restated based on unaudited financial information in the Public Accounts .

(2)	Includes revenue from corporation capital, insurance premium and hotel room taxes.
(3)	Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.
(4)	Includes contributions for health, education, housing and social service programs, for transportation projects, and for coastal ferry services.
(5)	Amounts represent earnings during government’s fiscal year.

Table A8 Expense By Function(1) – 2001/02 to 2007/08

($ millions)	Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
Health	10,673	11,059	11,342	11,810	12,569	13,036	13,307
Social services	3,438	3,105	2,821	2,651	2,788	2,794	2,795
Education	8,321	8,441	8,593	8,984	9,346	9,592	9,812
Protection of persons and property	1,187	1,219	1,353	1,192	1,223	1,226	1,232
Transportation	1,574	1,763	1,301	1,446	1,341	1,265	1,389
Natural resources and economic development	1,822	1,508	1,486	1,526	1,649	1,476	1,491
Other	821	827	1,107	1,123	1,095	982	891
Government restructuring (All Ministries)	347	172	—	—	—	—	—
Contingencies (All Ministries) (2)	—	—	—	191	270	270	310
General government	705	680	659	586	627	597	579
Debt servicing	1,835	1,624	1,543	1,477	1,548	1,609	1,688
Total expense	30,723	30,398	30,205	30,986	32,456	32,847	33,494

(1)

In order to comply with generally accepted accounting principles, the expenses of school districts, post-secondary institutes and regional health authorities/societies are included in the government’s reporting entity beginning in 2004/05.  To conform with this presentation, prior years have been restated based on unaudited financial information in the Public Accounts .

(2)

The Contingencies vote is allocated to functions according to actual results for 2001/02 to 2003/04. The 2004/05 forecast contingencies amount represents unallocated potential pressures, while the remainder of the budget is allocated to functions according to specific pressures.

Table A.9 Taxpayer-supported Entity Operating Statements (1) – 2001/02 to 2007/08

($ millions)	Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
Taxpayer-supported Crown Corporations and Agencies:

BC Transportation Financing Authority
Revenue	466	419	604	1,358	623	618	622
Expense	(466)	(439)	(479)	(551)	(577)	(516)	(661)
	—	(20)	125	807	46	102	(39)
Accounting adjustments	(185)	(179)	(182)	(171)	(165)	(155)	(146)
Net impact	(185)	(199)	(57)	636	(119)	(53)	(185)

British Columbia Buildings Corporation
Revenue	465	485	517	423	394	383	378
Expense	(428)	(433)	(470)	(374)	(341)	(338)	(336)
	37	52	47	49	53	45	42
Accounting adjustments	16	25	(4)	(3)	(3)	(5)	(6)
Net impact	53	77	43	46	50	40	36

British Columbia Housing Management Commission
Revenue	260	263	279	295	313	294	294
Expense	(260)	(263)	(279)	(295)	(313)	(294)	(294)
	—	—	—	—	—	—	—
Accounting adjustments		10	8	(5)	(2)	(1)	(1)
Net impact	—	10	8	(5)	(2)	(1)	(1)

British Columbia Transit
Revenue	118	136	138	144	151	157	159
Expense	(119)	(136)	(138)	(144)	(151)	(157)	(159)
	(1)	—	—	—	—	—	—
Accounting adjustments	(9)		(3)
Net impact	(10)	—	(3)	—	—	—	—

Tourism British Columbia
Revenue	35	34	33	34	59	59	59
Expense	(36)	(34)	(37)	(34)	(57)	(59)	(59)
	(1)	—	(4)	—	2	—	—
Accounting adjustments	(2)	1		8
Net impact	(3)	1	(4)	8	2	—	—

Other taxpayer-supported Crown corporations and agencies
Revenue	1,601	1,212	748	647	659	680	692
Expense	(1,876)	(1,236)	(717)	(628)	(659)	(666)	(681)
	(275)	(24)	31	19	—	14	11
Accounting adjustments	175	(62)	71	63	81	57	22
Net impact	(100)	(86)	102	82	81	71	33

Total net impact	(245)	(197)	89	767	12	57	(117)

($ millions)	Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
SUCH Sector and Regional Authorities:

School Districts
Revenue	4,308	4,417	4,455	4,669	4,730	4,788	4,792
Expense	(4,277)	(4,230)	(4,371)	(4,561)	(4,696)	(4,733)	(4,744)
	31	187	84	108	34	55	48
Accounting adjustments	11	(37)	51	29	40	41	45
Net impact	42	150	135	137	74	96	93

Universities
Revenue	1,720	1,828	1,948	2,062	2,286	2,394	2,497
Expense	(1,612)	(1,712)	(1,901)	(2,067)	(2,221)	(2,342)	(2,451)
	108	116	47	(5)	65	52	46
Accounting adjustments	31	70	71	9	5	5	8
Net impact	139	186	118	4	70	57	54

Colleges, University Colleges, and Institutes
Revenue	1,215	1,290	1,362	1,361	1,397	1,379	1,415
Expense	(1,212)	(1,257)	(1,298)	(1,355)	(1,402)	(1,392)	(1,422)
	3	33	64	6	(5)	(13)	(7)
Accounting adjustments	51	14	10	6	8	12	16
Net impact	54	47	74	12	3	(1)	9

Health Authorities
Revenue	6,782	7,625	7,703	7,872	8,104	8,289	8,400
Expense	(6,836)	(7,623)	(7,755)	(7,817)	(8,104)	(8,289)	(8,400)
	(54)	2	(52)	55	—	—	—
Accounting adjustments	(12)	155	103	(36)	(36)	(72)	(41)
Net impact	(66)	157	51	19	(36)	(72)	(41)

Hospital Societies
Revenue	558	594	649	603	597	597	598
Expense	(559)	(598)	(665)	(603)	(598)	(599)	(600)
	(1)	(4)	(16)	—	(1)	(2)	(2)
Accounting adjustments	8	(1)	(25)	(3)	(2)	(2)	(2)
Net impact	7	(5)	(41)	(3)	(3)	(4)	(4)

Children and Family Development Governance Authorities(2)
Revenue	—	2	4	1	264	589	1,139
Expense	—	(1)	(3)	(1)	(264)	(589)	(1,139)
	—	1	1	—	—	—	—
Accounting adjustments	—	1	—	—
Net impact	—	2	1	—	—	—	—

Total net impact	176	537	338	169	108	76	111

($ millions)	Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08

Net operating statements of taxpayer-supported Crown corporations and agencies
Revenue	2,945	2,549	2,319	2,901	2,199	2,191	2,204
Accounting adjustments	(175)	(125)	(119)	(132)	(114)	(134)	(165)
Net revenue	2,770	2,424	2,200	2,769	2,085	2,057	2,039
Expense	(3,185)	(2,541)	(2,120)	(2,026)	(2,098)	(2,030)	(2,190)
Accounting adjustments	170	(80)	9	24	25	30	34
Net expense	(3,015)	(2,621)	(2,111)	(2,002)	(2,073)	(2,000)	(2,156)
Net fiscal plan impact	(245)	(197)	89	767	12	57	(117)

Net operating statements of SUCH sector and regional authorities
Revenue	14,583	15,756	16,121	16,568	17,378	18,036	18,841
Accounting adjustments	(157)	(334)	(502)	(696)	(686)	(719)	(678)
Net revenue	14,426	15,422	15,619	15,872	16,692	17,317	18,163
Expense	(14,496)	(15,421)	(15,993)	(16,404)	(17,285)	(17,944)	(18,756)
Accounting adjustments	246	536	712	701	701	703	704
Net expense	(14,250)	(14,885)	(15,281)	(15,703)	(16,584)	(17,241)	(18,052)
Net fiscal plan impact	176	537	338	169	108	76	111

Total net operating statements of taxpayer-supported entities
Revenue	17,528	18,305	18,440	19,469	19,577	20,227	21,045
Accounting adjustments	(332)	(459)	(621)	(828)	(800)	(853)	(843)
Net revenue	17,196	17,846	17,819	18,641	18,777	19,374	20,202
Expense	(17,681)	(17,962)	(18,113)	(18,430)	(19,383)	(19,974)	(20,946)
Accounting adjustments	416	456	721	725	726	733	738
Net expense	(17,265)	(17,506)	(17,392)	(17,705)	(18,657)	(19,241)	(20,208)
Net fiscal plan impact	(69)	340	427	936	120	133	(6)

(1)	Revenue and expense are shown as reported in the entity financial statements and service plans, before consolidation and accounting adjustments.
(2)	The amount of funding to be transferred, and the timing of the transfer, will be based on an assessment of Authority readiness.

Table A10 Material Assumptions – Revenue

Revenue Source	Budget Estimate	Updated Forecast	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08	Sensitivities 2005/06
and Assumptions	2004-/05
	($ millions)
Personal Income Tax	$5,005	$5,055	$5,202	$5,509	$5,828
BC personal income growth	4.0%	4.1%	4.5%	4.5%	4.4%

+/- 1% change in 2005 BC personal income growth equals +/- $50 to $100 million +/- 1% change in 2004 BC personal income growth equals +/- $50 to $100 million and could result in a base change in 2005/06

BC tax base growth	4.7%	4.6%	4.7%	5.0%	4.9%
Average tax yield	5.50%	5.48%	5.39%	5.44%	5.48%

	2003 Factors
BC personal income growth	2.9%	2.7%
BC tax base growth	3.4%	4.4%
Average 2003 tax yield	5.46%	5.44%
Corporate Income Tax	$893	$1,256	$1,075	$1,080	$1,096
National tax base ($ billions)	129.9	138.6	148.1	155.5	156.9	+/- 1% change in the 2005 national tax base equals +/- $10 to $15 million
BC instalment share	8.74%	8.74%	9.08%	8.88%	8.82%
Prior-year adjustments	$-49	$168	$-14	$-28	$-15
Tax credits	$-172	$-172	$-206	$-191	$-191
BC tax base ($ billions)	10.1	12.3	13.1	13.7	14.2
BC tax base growth	7.0%	15.0%	6.0%	5.0%	3.5%	+/- 1% change in the 2004 BC tax base equals +/- $10 to $15 million in 2005/06
BC corporate profits growth	6.8%	19.9%	5.7%	5.2%	3.5%
	2003 Factors
BC corporate profits growth	1.1%	11.2%
BC tax base growth	1.0%	14.3%
National tax base growth	12.5%	10.0%
BC share of national tax base	7.79%	9.08%
2002 and prior-years revenue	$0	$26
Tax credits	$-199	$-133

Revenue is recorded on a cash basis.  Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. For example, 2005/06 instalments from the federal government are based on BC’s share of the national tax base for the 2003 tax-year (assessed as of December 31, 2004) and a forecast of the 2005 national tax base. Cash adjustments for any under/over payments from the federal government in respect of 2004 will be received/paid on March 31, 2006.

Social Service Tax	$4,156	$4,066	$4,113	$4,319	$4,531
Consumer expenditure growth	4.8%	6.0%	5.3%	5.2%	5.0%	+/- 1% change in 2005 growth equals up to +/- $25 million
Business investment growth	5.7%	6.8%	8.6%	10.4%	8.3%	+/- 1% change in 2005 growth equals up to +/- $10 million
Other expenditure growth	3.0%	7.8%	1.6%	3.5%	3.8%	+/- 1% change in 2005 growth equals up to +/- $10 million

Tax rate reduced from 7.5% to 7.0%, effective October 21, 2004. There were no changes to the 10% rate on liquor and the 8%, 9% and 10% surtax rates on passenger vehicles. Full-year impact $270 million reduction in revenues.

Fuel Tax	$891	$895	$915	$945	$976
Real GDP growth	2.8%	3.3%	3.1%	3.0%	3.0%	+/- 1% change in real GDP equals up to +/- $10 million
Property Tax	$1,655	$1,643	$1,706	$1,781	$1,851

BC Consumer Price Inflation	1.6%	2.0%	2.0%	2.0%	2.0%	+/- 1% change in new construction and inflation equals up to +/- $5 million in residential property taxation revenue
Housing Starts	26,949	32,908	31,985	31,711	31,260
Residential (school purpose)	$628	$622	$652	$692	$733
Non-residential (school purpose)	$869	$866	$891	$918	$944
Rural Area		$73	$72	$74	$77
Other*	$85	$83	$89	$94	$94	A +/- 1% change in non-residential assessed values equals up to +/- $5 million

*                 Other includes BC Assessment Authority taxation revenue, municipal contributions to BC Transit and commissions paid to municipalities for the collection of provincial (residential school purpose) property taxes.

Revenue Source and Assumptions	Budget Estimate	Updated Forecast	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08	Sensitivities 2005/06
	2004/05
	($ millions)
Petroleum, natural gas, minerals and Columbia River Treaty export electricity sales	$2,031	$2,254	$2,518	$2,612	$2,476
Natural gas price	$4.65	$5.52	$5.71	$5.75	$5.28	+/- $0.50 change in the
($Cdn/gigajoule at plant inlet)						natural gas price equals
Natural gas volumes	8.1%	4.8%	4.0%	3.2%	3.2%	+/- $120 to $170 million
(annual per cent change)						+/- 1% change in natural
Oil price	$27.75	$43.00	$40.44	$40.20	$37.50	gas $15 million
($US/bbl at Cushing, Ok)						+/- 5%change in the price
Auctioned land base	954	559	660	680	700	or volume of auctioned
(000 hectares)						land sales equals +/- $15
Average bid price/hectare ($)	$400	$424	$455	$456	$457	million
Columbia River Treaty sales						+/- 10% change in the
Annual quantity set by treaty	4.5	4.5	4.5	4.3	4.1	average Mid-Columbia
(million mega-watt hours)						electricity price equals
Mid- Columbia electricity price	$41	$47	$50	$48	$47	+/- $20 to $25 million
($US/mega-watt hour)
Metallurgical coal price
($US/tonne, fob west coast)	$48	$51	$120	$110	$100

Components of revenue ($ million)
Natural gas royalties	$1,213	$1,451	$1,555	$1,684	$1,589
Bonus bids, permits and fees	$435	$291	$355	$366	$377
Petroleum royalties	$77	$112	$95	$94	$85
Columbia River Treaty sales	$215	$255	$250	$225	$215
Coal	$25	$26	$186	$195	$161
Metals and other	$41	$93	$51	$21	$22
Oil and Gas Commission fees	$25	$26	$26	$27	$27
Forests	$999	$1,305	$1,080	$1,069	$1,068
						+/- US$50 change in SPF
Prices (calendar year average)						price equals +/- $75 to
SPF 2x4 price ($US/1000 bd ft)	$300	$393	$319	$300	$300	$ 125 million
Hemlock price ($US/1000 bd ft)	$563	$615	$588	$600	$600	+/- US$100 change in
Pulp ($US/tonne)	$574	$616	$625	$625	$625	hemlock price equals
						+/- $15 to $30 million
						+/- US$50 change in
						pulp price equals
Crown harvest volumes (million cubic metres)						+/- $5 to $10 million +/- 10% change in Interior
Interior	48.5	51.5	50.5	48.6	48.6	harvest volumes equals +/-
Coast	15.0	17.8	17.0	17.4	17.4	$50 to $75 million
Total	63.5	69.3	67.5	66.0	66.0	+/- 10% change in Coastal
BC Timber Sales (included in above)	11.5	11.5	13.7	15.0	15.5	harvest volumes equals +/- $15 to $20 million
SUCH sector direct revenue	$2,606	$2,728	$2,887	$2,985	$3,083
School Districts	$193	$376	$376	$381	$383	Management forecasts
Universities	$1,171	$1,214	$1,379	$1,472	$1,551	based on policy
Colleges, University Colleges and Institutes	$545	$567	$584	$584	$599	assumptions provided by the responsible ministries –
Health Authorities and Hospital Societies	$697	$571	$548	$548	$550	subject to final approval by the boards of these organizations

Revenue Source and Assumptions	Budget Estimate	Updated Forecast	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08	Sensitivities 2005/06
	2004/05
	($ millions)
Health and social transfers	$3,372	$3,438	$4,144	$4,509	$4,803
Equalization	$402	$980	$590	$0	$0
$ Billions
National cash excluding Trusts, Early Learning and Child Care, Health Reform Fund, September 2004 First Ministers’ Meeting (FMM), and prior years	$20.400	$20.400	$21.000	$21.600	$22.200
National Health Reform Fund (HRF) cash	$1.500	$1.500	$3.500	$0.000	$0.000
National Early Learning Child Care (ELCC) cash	$0.075	$0.150	$0.225	$0.300	$0.350
National cash from FMM
New Base (absorbs HRF amounts in 2006/07)	$0.000	$1.000	$2.500	$6.740	$7.598
Wait Times	$0.000	$0.625	$0.625	$1.200	$1.200
Capital	$0.000	$0.500	$0.000	$0.000	$0.000
BC basic federal tax (BFT)	$11.9	$12.1	$12.7	$13.3	$13.9	+/- 0.1% change in BC’s
National BFT	$98.8	$99.4	$106.1	$113.4	$120.9	population share equals
BC share of national population	13.1%	13.2%	13.2%	13.2%	13.2%	+/- $25 to $35 million
BC health and social transfers revenue ($ millions)
Canada Health Transfer	$1,778	$1,778	$1,830	$2,059	$2,147
HRF	$195	$197	$461	$0	$0
FMM Base Funding	$0	$131	$329	$888	$1,003
FMM Wait Times	$0	$82	$82	$158	$158
FMM Deferral (Base and Wait Times)	$0	$-213	$34	$70	$109
FMM Capital Equipment Funding	$0	$0	$0	$0	$4
Canada Social Transfer	$1,089	$1,089	$1,126	$1,260	$1,319
ELCC	$10	$20	$30	$39	$46
Prior years	$0	$55
2003 CHST Supplement Trust ($333 million)	$133	$133	$71	$0	$0
2003 Medical Equipment Trust ($200 million)	$19	$18	$33	$17	$17
2004 CHST Supplement Trust ($262 million)	$131	$131	$131	$0	$0
2004 Public Immunization Trust ($52 million)	$17	$17	$17	$18	$0
Components of Equalization revenue ($ millions)
Current-year base (new framework)	$402	$682	$590	$0	$0
One-time	$0	$39	$0	$0	$0
Prior years	$0	$259	$0	$0	$0
Commercial Crown corporation net income	$2,072	$2,453	$2,330	$2,252	$2,130
	The forecast sensitivities of individual Crown corporations are disclosed in their service plans. The main sensitivities are disclosed below.
BC Hydro (before deferral account transfers)	$388	$310	$395	$368	$177
reservoir water inflows	94%	88%	98%	100%	100%	Combined potential high-
(January 2005 forecast)						low outcomes for these
mean gas price	5.09	6.07	5.87	5.68	5.47	factors could vary net
($US/MMbtu at Sumas)						income by up to +/-$300
rate increase	7.23%	4.85%	nil	nil	nil	million
ICBC	$52	$390	$176	$111	$98
investment income	$330	398	353	367	378	+/-1% return = +/-$70-75 million
adjustment to prior-year claims	—	$56	—	—	—	+/-1% in costs = -/+$46-48 million
premium revenue trend	+3.6%	+5.9%	+0.2%	+0.2%	+1.1%	+/-1% = +/-$30-31 million
claims-incurred trend	+6.2%	+2.9%	+3.2%	+3.6%	+1.6%	+/-1% = -/+$23-25 million

Table A11 Material Assumptions – Expenses

Ministry Programs	Budget Estimate	Updated Forecast	Budget Estimate	Plan	Plan
and Assumptions	2004/05		2005/06	2006/07	2007/08
	($ millions unless otherwise specified)
Advanced Education	1,900	Unchanged	1,956	2,020	2,096
Student spaces – (# of FTEs)	164,065	164,065	168,265	172,659	177,053

Attorney General	469	469*	475	487	490
New cases filed/processed (# for all courts)	n/a	338,000	318,000	318,000	318,000

Crown Proceeding Act (CPA)	28	24	28	28	28
			Funding based on a historical ten-year average.

* Excludes CPA underspending

Children and Family Development	1,498	Unchanged		1,577	1,611	1,635
Average children-in-care caseload (#)	9,300	9,108		9,000	9,000	9,000
Average annual residential cost per child in care ($)	25,900	26,500		26,500	26,500	26,500

Adult Community Living:
Residential Services:
Average caseload (#)	4,940	5,020		5,163	5,333	5,508
Average cost per client ($)	70,735	69,222		70,340	69,436	68,740
Day Programs:
Average caseload (#)	9,340	9,441		9,740	10,040	10,340
Average cost per client ($)	12,900	12,700		12,705	12,751	12,807

Education	4,921	Unchanged		5,060	5,151	5,174
Student Enrolment (# of FTEs)	574,219	574,230		568,591	563,009	559,141

Forests	524	524	*	645	685	711
Supplementary Estimates		113
Direct Fire Fighting	55	55		55	55	55
Statutory Spending Authority		111		Funding based on historical average.
		166

* Excludes Statutory Spending Authority

BC Timber Sales	132	133	166	*	229	230

* increase in capitalized expenditures as 2005/06 is the first year in which labour costs, which have been capitalized into inventory, are expended as part of cost of goods sold.

Ministry Programs	Budget Estimate	Updated Forecast		Budget Estimate	Plan	Plan
and Assumptions	2004/05			2005/06	2006/07	2007/08
	($ millions unless otherwise specified)
Health Services
Budget 2004	10,542
Health Accord	148
Supply Act 2004-2005	10,690	Unchanged		11,392	11,796	12,090

Pharmacare	830	Unchanged		890	982	1,084

Demand/cost growth				7.2%	10.3%	10.4%
(per cent change)
Medical Services Plan (MSP)	2,525	Unchanged		2,630	2,646	2,646

Regional Health Sector
Funding
Budget 2004	6,535
Health Accord	148
Supply Act 2004-2005	6,683	Unchanged		7,158	7,417	7,579

Human Resources	1,284	Unchanged		1,367	1,369	1,397
Supplementary Estimates		10
Temporary Assistance annual average caseload (#)	56,200	54,000		50,550	48,900	48,300
				Includes expected to work, temporarily excused, and persons with persistent multiple barriers to employment.

				The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector.

Disability Assistance annual average caseload (#)	52,500	53,700		57,050	60,050	63,050
				The caseload for persons with disabilities is sensitive to aging of the population and overall health needs.

Total annual average caseload (#)	108,700	107,700		107,600	108,950	111,350

The average cost per case is sensitive to the composition of the caseload, and reported income.  A 1% change in the annual average caseload or average cost per case will affect expenditures from $7 million to $9 million annually.

Public Safety and Solicitor General	501	501	*	545	549	552
Supplementary Estimates		3
Emergency Program Act (EPA)	16	16		16	16	16
Statutory Spending Authority		15		Funding based on historical average.

* Excludes EPA Statutory Spending Authority		31

	Budget	Updated	Budget
Ministry Programs	Estimate	Forecast	Estimate	Plan	Plan
and Assumptions	2004/05		2005/06	2006/07	2007/08
	($ millions unless otherwise specified)
Management of Public Funds and Debt	800	691	730	747	771
Interest rates for
new provincial borrowing:
Short-term	2.81%	2.42%	3.13%	3.75%	4.65%
Long-term	5.68%	5.28%	5.45%	5.78%	6.40%
CDN/US exchange rate (cents)	79.4	79.1	84.2	82.8	83.0

Government-Wide Issues
Compensation			A new bargaining mandate is under development. A 1% increase in each of 2006/07 and 2007/08 could cost $160 million in 2006/07 and $320 million in 2007/08.

Taxpayer-supported Crown corporations and agencies	1,904	2,002	2,073	2,000	2,156
	The forecast sensitivities of individual Crown corporations and agencies are disclosed in their service plans.

SUCH sector expenses in excess of grant funding	2,534	2,559	2,779	2,909	2,972
School Districts	184	239	302	285	290
Universities	1,118	1,210	1,309	1,415	1,497
Colleges, University Colleges and Institutes	546	555	581	585	590
Health Authorities and Hospital Societies	686	555	587	624	595
	Management forecasts based on broad policy assumptions provided by the responsible ministries – subject to final review and approval by the various boards of these organizations.

Table A12 Full-Time Equivalents (FTEs) (1),(2) – 2001/02 to 2007/08

	Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08

Ministries and special offices (CRF)	33,495	29,751	28,684	26,985	27,150	26,990	24,530
Taxpayer-supported Crown corporations and agencies	8,447	7,814	4,570	3,870	3,925	3,885	3,895
Regional authorities(3)	—	—	—	15	145	540	3,050
Total FTEs	41,942	37,565	33,254	30,870	31,220	31,415	31,475

(1)     Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2) FTE amounts do not include SUCH sector staff employment.

(3) Number of FTEs to be transferred and the timing of the transfers will be based on an assessment of authority readiness.

Table A13 Capital Spending – 2001/02 to 2007/08

($ millions)	Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
Taxpayer-supported
Education	850	795	831	791	855	633	588
Health	275	422	420	501	753	662	500
BC Transportation Financing Authority	344	275	430	579	586	645	535
Rapid Transit Project 2000	210	35	14	18	13	13	—
BC Ferries	55	58	—	—	—	—	—
Vancouver Convention Centre Expansion Project	—	—	56	37	126	147	143
Government operating (ministries)	203	183	185	241	352	339	255
Other (1)	133	108	18	64	110	69	51
Total taxpayer-supported	2,070	1,876	1,954	2,231	2,795	2,508	2,072
Self-supported
BC Hydro	545	741	636	681	829	1,008	993
BC Transmission Corporation	—	—	—	—	37	82	32
Columbia River power projects (2)	118	54	100	90	38	34	142
BC Rail	78	52	33	31	22	6	—
ICBC (3)	107	41	26	38	46	36	30
BC Lotteries	20	30	49	104	60	60	60
Liquor Distribution Branch	26	9	2	12	30	21	13
Total self-supported commercial	894	927	846	956	1,062	1,247	1,270
Total capital spending	2,964	2,803	2,800	3,187	3,857	3,755	3,342

(1)

Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, and BC Transit.

(2)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.
(3)	Includes ICBC Properties Ltd.

Table A14 Statement of Financial Position – 2001/02 to 2007/08(1)

($ millions)		Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
Financial assets
Cash and temporary investments		2,323	2,487	2,547	2,531	1,845	1,529	1,162
Other financial assets		5,806	5,453	6,492	7,539	7,804	7,967	7,981
Investments in commercial Crown corporations
Retained earnings		2,520	2,629	3,230	3,231	3,556	3,766	3,922
Recoverable capital loans		7,246	7,276	7,512	6,883	7,080	7,566	8,091
		9,766	9,905	10,742	10,114	10,636	11,332	12,013
Warehouse borrowing program assets		1,067	—	—	—	—	—	—
		18,962	17,845	19,781	20,184	20,285	20,828	21,156
Liabilities
Accounts payable & accrued liabilities		5,327	5,920	6,792	6,931	7,001	7,047	7,115
Deferred revenue		1,961	2,444	2,683	4,112	4,048	4,022	4,009
Debt:
Taxpayer-supported debt		27,534	29,425	30,027	28,613	29,588	30,479	30,573
Self-supported debt		8,548	7,452	7,739	7,150	7,344	7,819	8,476
Forecast allowance		—	—	—	300	400	450	550
Total provincial debt		36,082	36,877	37,766	36,063	37,332	38,748	39,599
Less :	guarantees and non-guaranteed debt	(464)	(415)	(401)	(427)	(421)	(412)	(549)
		35,618	36,462	37,365	35,636	36,911	38,336	39,050
		42,906	44,826	46,840	46,679	47,960	49,405	50,174
Net liabilities		(23,944)	(26,981)	(27,059)	(26,495)	(27,675)	(28,577)	(29,018)
Capital and other assets
Tangible capital assets		21,260	21,538	22,253	23,143	24,546	25,646	26,289
Other assets		384	393	364	350	347	349	347
		21,644	21,931	22,617	23,493	24,893	25,995	26,636
Accumulated surplus (deficit)		(2,300)	(5,050)	(4,442)	(3,002)	(2,782)	(2,582)	(2,382)

(1)               In order to comply with generally accepted accounting principles, fiscal data of school districts, post-secondary institutions and regional health authorities/societies is included in the government’s reporting entity beginning in 2004/05. To conform with this presentation, prior years have been restated based on unaudited financial information in the Public Accounts .

Table A14a Changes in Financial Position – 2001/02 to 2007/08(1)

($ millions)		Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
Change in accumulated (surplus) deficit
(Surplus) deficit for the period		1,135	2,660	959	(1,440)	(220)	(200)	(200)
Accounting policy equity adjustments		162	90	(1,567)	—		—	—
		1,297	2,750	(608)	(1,440)	(220)	(200)	(200)
Capital asset changes
Increase in taxpayer-supported capital investments		2,070	1,876	1,954	2,231	2,795	2,508	2,072
Less:	amortization and other accounting changes	(1,463)	(1,589)	(1,268)	(1,355)	(1,395)	(1,406)	(1,431)
		607	287	686	876	1,400	1,102	641
Increase (decrease) in net liabilities		1,904	3,037	78	(564)	1,180	902	441
Investment and working capital changes:
Increase (reduction) in cash and temporary investments		472	164	60	(16)	(686)	(316)	(367)
Increase (decrease) in warehouse borrowing investments		(245)	(1,067)	—	—	—	—	—
Increase in total investment in commercial Crown corporations		410	984	1,206	1,111	1,387	1,457	1,426
Less:	loan repayments and other accounting changes	(756)	(845)	(369)	(1,739)	(865)	(761)	(745)
		(346)	139	837	(628)	522	696	681
Other working capital changes		642	(1,429)	(72)	(521)	259	143	(41)
		523	(2,193)	825	(1,165)	95	523	273
Increase (decrease) in guarantees and non-guaranteed debt		(133)	(49)	(14)	26	(6)	(9)	137
Increase (decrease) in total provincial debt		2,294	795	889	(1,703)	1,269	1,416	851

(1)               In order to comply with generally accepted accounting principles, fiscal data of school districts, post-secondary institutions and regional health authorities/societies is included in the government’s reporting entity beginning in 2004/05. To conform with this presentation, prior years have been restated based on unaudited financial information in the Public Accounts .

Table A15 Debt Summary – 2001/02 to 2007/08(1), (2)

($ millions unless otherwise indicated)	Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
Taxpayer-supported debt Provincial government direct operating	13,779	15,447	15,694	14,175	13,990	13,633	12,744
Other taxpayer-supported debt (mainly capital)
Education
Schools(2)	4,126	4,333	4,409	4,477	4,617	4,760	4,943
Post-secondary institutions(2)	1,717	1,791	2,111	2,319	2,656	3,077	3,357
	5,843	6,124	6,520	6,796	7,273	7,837	8,300
Health(2)	2,075	2,146	2,215	2,393	2,755	3,103	3,318
Highways, ferries and public transit
BC Transportation Financing Authority	2,514	2,661	2,764	2,400	2,716	3,063	3,391
BC Transit	79	87	83	82	88	82	73
Public transit	936	930	914	907	911	909	912
SkyTrain extension	1,044	1,105	1,119	1,138	1,152	1,165	1,166
Rapid Transit Project 2000 Ltd	47	3	—	—	—	—	—
BC Ferries	19	— (3)	—	—	—	—	—
	4,639	4,786	4,880	4,527	4,867	5,219	5,542
Other
BC Buildings	596	456	317	248	193	174	157
Social housing (4)	299	161	156	177	181	175	166
Homeowner Protection Office	113	123	129	144	161	184	201
Other (5)	190	182	116	153	168	154	145
	1,198	922	718	722	703	687	669
Total other taxpayer-supported debt	13,755	13,978	14,333	14,438	15,598	16,846	17,829
Total taxpayer-supported debt	27,534	29,425	30,027	28,613	29,588	30,479	30,573
Self-supported debt
Commercial Crown corporations and
Agencies
BC Hydro	6,670	6,784	7,040	6,888	7,029	7,457	7,970
BC Transmission Corporation	—	—	—	—	65	124	135
Columbia River power projects	184	165	215	256 (6)	246	235	369
BC Rail	614	494	477	— (7)	—	—	—
Liquor Distribution Branch	13	9	7	6	4	3	2
	7,481	7,452	7,739	7,150	7,344	7,819	8,476
Warehouse borrowing program	1,067	—	—	—	—	—	—
Total self-supported debt	8,548	7,452	7,739	7,150	7,344	7,819	8,476
Total debt before forecast allowance	36,082	36,877	37,766	35,763	36,932	38,298	39,049
Forecast allowance	—	—	—	300	400	450	550
Total provincial debt	36,082	36,877	37,766	36,063	37,332	38,748	39,599
Debt as a per cent of GDP
Provincial government direct operating	10.3%	11.2%	10.8%	9.1%	8.6%	8.0%	7.2%
Taxpayer-supported	20.5%	21.3%	20.6%	18.5%	18.2%	18.0%	17.3%
Total provincial	26.9%	26.7%	26.0%	23.3%	23.0%	22.9%	22.4%

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable. Figures for earlier years have been restated to conform with the presentation used in Budget 2005 and to reflect changes in underlying data.

(2)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)	Effective April 1, 2003, the provincial coastal ferry system became independently operated by BC Ferry Services.
(4)	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.
(5)

Includes other taxpayer-supported Crown corporations and agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

(6)	A joint venture of the Columbia Power Corporation (CPC) and Columbia Basin Trust (CBT).
(7)	BC Rail debt was retired after completion of the BC Rail investment partnership.

Table A16 Key Debt Indicators– 2001/02 to 2007/08(1)

	Actual 2001/02	Actual 2002/03	Actual 2003/04	Updated Forecast 2004/05	Budget Estimate 2005/06	Plan 2006/07	Plan 2007/08
Debt to revenue (per cent)
Total provincial	92.0	104.4	100.3	87.5	89.3	91.1	90.5
Taxpayer-supported	99.9	110.0	106.7	89.7	92.2	93.4	91.6

Debt per capita ($) (2)
Total provincial	8,848	8,962	9,096	8,595	8,809	9,049	9,149
Taxpayer-supported	6,752	7,151	7,232	6,819	6,982	7,118	7,064

Debt to GDP (per cent) (3)
Total provincial	26.9	26.7	26.0	23.3	23.0	22.9	22.4
Taxpayer-supported	20.5	21.3	20.6	18.5	18.2	18.0	17.3

Interest bite (cents per dollar of revenue) (4)
Total provincial	6.1	6.3	5.9	5.2	5.4	5.6	5.8
Taxpayer-supported	6.2	6.2	6.0	5.2	5.5	5.7	5.8

Interest costs ($ millions) (5)
Total provincial	2,401	2,220	2,230	2,145	2,253	2,399	2,532
Taxpayer-supported	1,703	1,652	1,697	1,671	1,751	1,847	1,928

Interest rate (per cent) (6)
Taxpayer-supported	6.5	5.8	5.7	5.7	6.0	6.1	6.3

Background Information

Revenue ($ millions)
Total provincial (7)	39,229	35,311	37,653	41,225	41,820	42,548	43,775
Taxpayer-supported (8)	27,558	26,759	28,145	31,910	32,096	32,618	33,385

Total debt ($ millions)
Total provincial	36,082	36,877	37,766	36,063	37,332	38,748	39,599
Taxpayer-supported (9)	27,534	29,425	30,027	28,613	29,588	30,479	30,573

Provincial GDP ($ millions) (10)	134,060	138,368	145,500	155,041	162,274	169,499	177,051

Population (thousands at July 1) (11)	4,078	4,115	4,152	4,196	4,238	4,282	4,328

(1)	Includes fiscal data of school districts, post-secondary institutions and regional health authorities/societies (SUCH).
(2)	The ratio of debt to population (e.g. 2005/06 debt divided by population at July 1, 2005).
(3)	The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2005/06 debt divided by 2005 GDP).
(4)	The ratio of interest costs (less sinking fund income) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.
(5)	Interest costs are net of sinking fund income.
(6)	Weighted average of the cost of all outstanding debt issues.
(7)	Includes revenue (excluding sinking fund income) of the consolidated revenue fund plus revenue of all Crown corporations and agencies.
(8)	Excludes revenue of commercial Crown corporations and agencies.
(9)	Excludes debt of commercial Crown corporations and agencies, funds held under the province’s warehouse borrowing program and the forecast allowance.
(10)	GDP for the calendar year ending in the fiscal year (e.g. GDP for 2005 is used for the fiscal year ending March 31, 2006).
(11)	Population at July 1st within the fiscal year (e.g. population at July 1, 2005 is used for the fiscal year ending March 31, 2006).

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